
13000565

2012

Markel Corporation

Annual Report & Form 10-K


MARKEL®

THE CORPORATE PROFILE

Markel Corporation is a diverse financial holding company serving a variety of niche markets. Our principal business markets and underwrites specialty insurance products.

In each of our businesses, we seek to provide quality products and excellent customer service so that we can be a market leader.

Our financial goals are to earn consistent underwriting and operating profits and superior investment returns to build shareholder value.

THE MARKEL STYLE

Markel has a Commitment to Success. We believe in hard work and a zealous pursuit of excellence while keeping a sense of humor. Our creed is honesty and fairness in all our dealings.

The Markel way is to seek to be a market leader in each of our pursuits. We seek to know our customers' needs and to provide our customers with quality products and service.

Our pledge to our shareholders is that we will build the financial value of our Company. We respect our relationship with our suppliers and have a commitment to our communities.

We are encouraged to look for a better way to do things…to challenge management. We have the ability to make decisions or alter a course quickly. The Markel approach is one of spontaneity and flexibility. This requires a respect for authority but a disdain of bureaucracy.

At Markel, we hold the individual's right to self-determination in the highest light, providing an atmosphere in which people can reach their personal potential. Being results-oriented, we are willing to put aside individual concerns in the spirit of teamwork to achieve success.

Above all, we enjoy what we are doing. There is excitement at Markel, one that comes from innovating, creating, striving for a better way, sharing success with others…winning.

Highlights

FINANCIAL HIGHLIGHTS

(dollars in millions, except per share data)	**2012**	2011	2010
Gross premium volume	**$ 2,514**	$ 2,291	$ 1,982
Net written premiums	**2,214**	2,042	1,769
Earned premiums	**2,147**	1,979	1,731
U.S. GAAP combined ratio	**97%**	102%	97%
Total operating revenues	**3,000**	2,630	2,225
Net income to shareholders	**253**	142	267
Comprehensive income to shareholders	**504**	252	431
Total investments and cash and cash equivalents	**$ 9,333**	$ 8,728	$ 8,224
Total assets	**12,557**	11,532	10,826
Senior long-term debt and other debt	**1,493**	1,294	1,016
Shareholders' equity	**3,889**	3,388	3,172
Debt to capital	**28%**	28%	24%
PER SHARE DATA			
Common shares outstanding (at year end, in thousands)	**9,629**	9,621	9,718
Diluted net income	**$ 25.89**	$ 14.60	$ 27.27
Book value	**$ 403.85**	$ 352.10	$ 326.36
Growth in book value	**15%**	8%	16%

OPERATING HIGHLIGHTS

- Combined ratio of 97% included five points of underwriting loss from Hurricane Sandy
- Strong investment performance with a taxable equivalent total investment return of 9%, driven by a 20% return on equities
- Book value per share increased to $403.85, representing a compound annual growth rate for the one-year and five-year periods of 15% and 9%, respectively
- Total operating revenues exceeded $3 billion
- Revenues from Markel Ventures increased 54% to $489 million, and we acquired four new businesses in 2012
- Announced the acquisition of Essentia and our partnership with Hagerty, adding classic car insurance to our product offerings
- Announced our planned acquisition of Alterra, which we believe will create a strong company in global specialty insurance and investments

Contents

2012

To Our Business Partners

Each year we write this letter to you to discuss the results of the past year and our plans and aspirations for the future. We think of you as business partners who have trusted us with your firm. Through this letter, we try our best to tell you how we think about your company, what happened over the course of the last year, and what you should expect of us in the year(s) to come. We also write this letter to our colleagues throughout Markel to provide a sense of perspective on how things have gone for the organization as a whole, and to provide a sense of where we are going.

Well, partners, this has been one heck of a year. 2012 was busy. More things went on this year than any in recent memory. There is a long list of things we accomplished. We've also got a full slate of ongoing goals in place, and actions taken to build the future of your company.

Financially, we enjoyed record revenues of $3.0 billion, an increase of 14% from $2.6 billion in 2011. Book value per share increased 15% to $403.85 versus $352.10 a year ago, and comprehensive income totaled $509 million versus $258 million. We also returned to underwriting profitability, with a combined ratio of 97% compared to 102% in 2011.

Given the events of 2012, this letter sets a new record for length. If you have attention deficit disorder and just want to know the highlights, you can read through the bullet points listed below and leave it at that. If you want more details, keep reading. We'll describe each of them in more substance through the rest of the letter.

The 2012 Headlines

1. We produced an underwriting profit despite Hurricane Sandy
2. We earned excellent returns on our investment portfolio
3. We acquired Thompson Insurance Enterprises
4. We announced the formation of our partnership with Hagerty and the associated acquisition of Essentia Insurance Company
5. We continued the successful integration of FirstComp
6. We successfully implemented our data warehouse
7. We enjoyed organic growth in insurance premiums
8. We continued to report favorable loss reserve development
9. We acquired Havco, Reading, Tromp, and Idreco within our Markel Ventures organization
10. We improved our operational performance in our insurance units as well as in our claims and shared services operations

(in millions, except per share data)	**2012**	2011	2010	2009	2008	2007	2006	2005	2004
Total operating revenues	**$ 3,000**	2,630	2,225	2,069	1,977	2,551	2,576	2,200	2,262
Gross written premiums	**$ 2,514**	2,291	1,982	1,906	2,213	2,359	2,536	2,401	2,518
Combined ratio	**97%**	102%	97%	95%	99%	88%	87%	101%	96%
Investment portfolio	**$ 9,333**	8,728	8,224	7,849	6,893	7,775	7,524	6,588	6,317
Portfolio per share	**$969.23**	907.20	846.24	799.34	702.34	780.84	752.80	672.34	641.49
Net income (loss) to shareholders	**$ 253**	142	267	202	(59)	406	393	148	165
Shareholders' equity	**$ 3,889**	3,388	3,172	2,774	2,181	2,641	2,296	1,705	1,657
Book value per share	**$403.85**	352.10	326.36	282.55	222.20	265.26	229.78	174.04	168.22
5-Year CAGR in book value per share[1]	**9%**	9%	13%	11%	10%	18%	16%	11%	20%

[1] CAGR—compound annual growth rate

...and...as the year was winding down..., we announced the acquisition of Alterra. This is a major transaction which adds substantial heft and market presence to Markel Corporation and is accretive to the book value, premium, and investment balances behind each share.

This is a *full* list. The people of this organization ran at a full sprint throughout 2012 to accomplish these items, and they are all hard at work to assure progress on these and other initiatives for 2013. The signers of this letter would like to personally thank all of those involved in the events of 2012. None of them were easy, and all of them will act in concert to make Markel Corporation a stronger, more vibrant, and more profitable company in the years to come. We thank all of you for your efforts.

Now, here are some details behind each of the bullet points.

1. We produced an underwriting profit despite Hurricane Sandy

We've produced outstanding results for our shareholders over time and the core, fundamental, building block in doing so begins with earning an underwriting profit. 2012 was a year in which we started with this building block in place, as we achieved a profitable combined ratio of 97%, which includes five points of underwriting loss from Hurricane Sandy, compared to the unprofitable 102% in 2011.

It is *always* the goal at Markel to produce an underwriting profit. We did so in 2012, and we've done so in eight out of the last 10 years, and 14 of the last 20. Producing an underwriting profit is one of those things that is easy to say and hard to do. It requires an immense effort with many moving parts to accomplish this, and we're proud of this record. The years without underwriting profits occurred during major headline catastrophes such as the World Trade Center attack, Hurricane Katrina and sometimes, as anticipated, in the wake of major acquisitions which required changing the underwriting culture at acquired firms.

The good news is that each of those events, while painful, taught us something, and we learned to be better at managing risks and running your company. Each of these "learnings" caused us to reexamine our processes and assumptions and to improve them going forward. Each challenge caused us as individuals, and as teams, to figure out how to improve and find new ways to succeed.

The fact that we earned an underwriting profit this year despite Hurricane Sandy speaks to how we've learned and improved our underwriting process. The losses from Sandy were within our risk tolerances. We served our policyholders by providing insurance coverage, and we earned a profit while doing so. That is a "win-win" situation for all involved.

The cumulative effect of this learning process continues to produce wonderful results for Markel shareholders. Over the last 10 years, book value per share increased at a rate of 13%, and for the last 20 years that rate has been 16%. By contrast, the S&P 500 rose 7% and 8% respectively over those time periods.

Recently, a head coach made a seemingly counterintuitive statement before a game when he said, "I think that the team that makes the most mistakes will win." That sounded like an unusual statement, but he went on to say that his team needed to be aggressive, and be willing to make mistakes, to produce a victory. An unhealthy fear of mistakes can lead to being too passive or fearful. That leads to stiffness and subpar

2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	20-Year CAGR[1]
2,092	1,770	1,397	1,094	524	426	419	367	344	280	235	206	14%
2,572	2,218	1,774	1,132	595	437	423	414	402	349	313	304	11%
99%	103%	124%	114%	101%	98%	99%	100%	99%	97%	97%	97%	—
5,350	4,314	3,591	3,136	1,625	1,483	1,410	1,142	927	622	609	457	16%
543.31	438.79	365.70	427.79	290.69	268.49	257.51	209.20	170.95	115.45	112.55	84.64	13%
123	75	(126)	(28)	41	57	50	47	34	19	24	26	12%
1,382	1,159	1,085	752	383	425	357	268	213	139	151	109	20%
140.38	117.89	110.50	102.63	68.59	77.02	65.18	49.16	39.37	25.71	27.83	20.24	16%
13%	13%	18%	21%	22%	23%	26%	26%	31%	17%	25%	34%	—

results. It is important to be willing to act positively, and accept reasonable mistakes, so that the organization can learn, and grow, and deal with a rapidly changing world.

We do that at Markel, and we think that this willingness to take personal responsibility, admit errors, learn, and move forward is a unique competitive advantage for the company.

The first key to our consistency in earning underwriting profits is our discipline and our unwavering commitment to this standard. We are all long-term partners in Markel, and we don't willingly accept any underwriting proposition which we think carries the likelihood of an underwriting loss. While we may not get this right all of the time, we start out with the advantage of a clear sense of purpose. No underwriter in Markel receives incentive compensation unless his or her book of business produces an underwriting profit. Furthermore, that is not just a one year assessment, but a multi-year view. Long-term risks require long-term measurement, and we reward our talented underwriters only when we have reasonable certainty that their books of business are indeed profitable over time. We are confident that our new Alterra colleagues, as well as the existing Markel underwriting team, will enjoy professional and personal achievement by being part of a long-term winning organization. We find that the best underwriters welcome and enjoy this approach since it yields the best professional outcomes possible for them. Underwriters at Markel are not asked to subsidize weaker performers. A great underwriter will do better at Markel than at other organizations that do not have such a firm commitment to underwriting profitability.

We welcome our new colleagues from Alterra, and we are confident that they will find that the long-term focus, and rational nature, of Markel will be the best possible environment for them to realize their professional potential.

2. We earned excellent returns on our investment portfolio

During 2012, we earned a total return of 9% on our investment portfolio. Our equity returns were 20% and our fixed income returns were 5%. We are very happy with these results, and we hope that you are as well.

The 2012 equity returns of 20% added to a long string of excellent results. Over the last 10 years, we've earned a total equity return of 9% versus the S&P 500 index returns of 7% and for the last 20 years we earned 10% versus the index return of 8%.

Over the years, we've never made decisions based on our forecasts of what was ahead for the economy, governmental policies, tax rates, currency values, interest rates, technological changes or other incredibly important but fundamentally unknowable future developments.

Instead, we've simply looked at individual companies, one at a time, and asked ourselves a few questions. By considering four basic types of questions about individual companies and securities we try to develop enough confidence to make a decision.

Our first question is, "Is this a profitable business with good returns on capital without using too much debt?" Second, we ask ourselves, "Is the management team equally and sufficiently talented and honest?" Third, we ask, "What are the reinvestment dynamics of the business and how do they manage capital?" and finally we ask, "What is the valuation and what do we have to pay to acquire ownership in the business?"

While these are four simple questions, the process of thinking deeply about them tends to produce robust results over time as demonstrated by our long-term record. Those questions also tend to encompass consideration of some of the macroeconomic factors that tend to cause so much worry and anxiety for so many investors.

Consider the first question of profitability and returns on capital. The best and most durable businesses in the world are ones that serve their customers well. Profitability is a marker that says a business is serving its customers with products that they need and want and that they are efficient and skilled enough in doing so that there is a measure of profit left over after all is said and done.

If a business is not making an appropriate profit it means that either they are doing something that the customers don't particularly care about, or that they are not good enough at the task to accomplish it in a cost effective manner. Neither one of those outcomes is good. As such, just thinking about the long-term profitability and return on capital record of a business gives us a wonderful insight into whether the company is indeed serving its customers in a fruitful way.

The best marker to describe a successful long-term company is a long-term record of profitability and good returns on capital, and that is the first thing we look for in seeking equity investments in either our public or private equity investments.

Second, we think about the talent and integrity of the managers running the business. If a manager has integrity but is short of talent, that manager may be a very nice person and a pleasant friend or neighbor. However, in the context of business, they can't get the job done and that will not produce a good economic outcome. Similarly, if someone is talented but has an integrity problem, they might do something profitable in the short run but it will fall apart in the fullness of time.

We look for these same attributes in all of our colleagues inside Markel, in the managers of the companies in our public security portfolios, and the managers of the companies we've acquired in our Markel Ventures operations.

Third, we think about the reinvestment dynamics of a business. A wonderful business can take the profits it earns and reinvest them at similar or better returns over time and compound value. Organic growth companies like this are rare and hard to find and none of them last forever. In this world, perfection is not attainable, but we try to snuggle up as close to it as we can whenever we can find it.

The second best business in the world is one that makes very good returns on capital but cannot fully reinvest the profits at similar rates. Those businesses are fine as long as the management team accepts the reality and allocates capital to other uses. In our public equity holdings we own several fine businesses which meet this definition and pay meaningful dividends, repurchase shares, or make good acquisitions. Also, within our Markel Ventures operations, several of our companies match this profile.

When we own a controlling interest in a company like this we can make the capital allocation decisions and do so in a very tax-efficient manner. While we pay full taxes at any entity when they make money, we can subsequently re-allocate the earnings from any area of Markel to any other, all around the world. By contrast, when we earn passive income through the receipt of dividends on our public equity portfolio, the paying companies paid taxes on their earnings and we pay a tax on the dividends received. By building the controlled interests of Markel Ventures operations, we are able to eliminate this tax drag and increase the value of Markel with less friction than would otherwise be the case.

Fourth, we think about the valuation we must pay to buy a company with the three lovely attributes we described earlier. We've learned over the years, as Charlie Munger from Berkshire Hathaway noted, that, "it is better to pay a fair price for a great business than a great price for a fair business." Great businesses compound their value over time while fair businesses wallow in mediocrity. As long as we find great businesses at reasonable prices, we'll allocate your capital to owning them to the fullest extent possible. When great businesses sell for irrationally high prices, and sometimes they do, we'll build cash, continue to look elsewhere, and continue our search for long-term compounding machines that are otherwise known as common stocks of great businesses.

Finally, we are pursuing unusual tactics in our investment strategy in the current environment. We believe that interest rates are fundamentally *too low*. We expect that will change within the next few years and we want to be prepared for the time when it does.

As such, we are letting our fixed income holdings mature and come closer and closer to turning into cash and cash equivalents. The investment yield from this is literally almost nothing so it is painful to be building cash. However, the investment yield of investing longer-term in fixed income is not much more. Just as an insurance underwriter needs to make a good risk/reward decision about whether to accept a risk or not, we must do the same thing in our investment decisions. We've concluded that we are not being paid adequately to assume the risk of owning longer-term fixed income securities so we are letting our cash balances build up.

We look forward to deploying this cash into longer-term and higher yielding investments when the opportunities inevitably present themselves. Meanwhile, we will wait.

At the same time, we continue to own a portfolio of equity interests, both passively through our public equity holdings and actively through our build out of the Markel Ventures operation. We believe that our companies represented by these holdings meet the four question test we discussed earlier and will prove to be durable and profitable businesses into the future. With the Alterra acquisition the size of our portfolio will increase dramatically. The addition of this portfolio and the growing cash balances create a "coiled spring" that we are looking to deploy and uncoil when opportunities present themselves.

The fantastic news is that the opportunity costs from taking this approach are as low right now as they have ever been given the low level of interest rates. As we see the "whites of their eyes" in investment markets we have more ammo to expend than ever before. This is a tough concept to quantify but it represents one of the most dramatic capital allocation and value opportunities that has ever existed at Markel.

Over time, we've compiled a record that should give you some confidence we will act rationally and produce good results for you as shareholders. Stay tuned for further developments...

3. We acquired Thompson Insurance Enterprises

In January of 2012 we completed the previously announced acquisition of Thomco. Thomco administered approximately 20 insurance programs in fields such as medical transportation, senior living, childcare, fitness clubs, pest control, inflatable rentals, and other specialty insurance lines. We're bouncing up and down with joy with the progress and benefits from this acquisition so far.

Greg Thompson and Bob Heaphey of Thomco have already broadened their roles during 2012. Greg assumed the role of President of Markel Specialty, and Bob became the Managing Executive of Thomco.

Thomco is a classic example of how we've added value to Markel shareholders over the years and created wonderful opportunities for the Thomco associates in the process. Thomco controlled approximately $170 million in insurance premiums and collected commission income in return.

As part of Markel, we've begun to underwrite this insurance through various Markel insurance company entities. We will benefit from Thomco's intellectual capital as we earn the associated underwriting profits from the business. We will also build investment assets from the associated insurance reserves.

Additionally, just as has been the case in our other acquisitions, the people of Thomco now have a permanent home with permanent capital to run their business. They also now enjoy broader cross selling and career opportunities than before.

4. We announced the formation of our partnership with Hagerty and the associated acquisition of Essentia Insurance Company

Hagerty is the premier insurance agency serving the classic collector car and boat market. Essentia Insurance Company underwrites insurance exclusively for the Hagerty customer base. We finalized the terms of our partnership with Hagerty during 2012 and we closed on the acquisition of Essentia in January 2013. We are now accepting the underwriting risks produced by the Hagerty organization.

McKeel Hagerty leads the second generation of the Hagerty firm. This partnership between Hagerty and Markel is yet another example of the value of the long-term nature of Markel and our well known consistent focus on building durable businesses that produce excellent results over long periods of time.

The Hagerty family chose Markel after extensive due diligence on their part to assure themselves that we would be quality partners in their business which they built over decades. The cognoscenti of the collecting world know and trust the Hagerty organization to meet their specialized needs in the world of collectible autos and boats. Hagerty believed that Markel would be the best possible partner to help them ensure that heritage continues into the future.

We are excited about the formation of this partnership and we look forward to reporting on its progress in the years to come.

5. We continued the successful integration of FirstComp

We acquired FirstComp in October of 2010. It is our operating unit which provides workers compensation insurance with a focus on smaller businesses. From the beginning, we were impressed with their customer service orientation, risk selection methodology, marketing skills, and use of technology.

Our initial plan at FirstComp was to provide their sales force with access to other Markel products which they could then sell through their extensive agency network.

Additionally, we hoped to benefit from their technological sophistication and improve our speed and efficiency throughout the rest of Markel. We expected an initial period of underwriting losses at FirstComp as we strengthened their reserves towards the levels we traditionally prefer at Markel and as we bore the expenses of integration.

We're happy to report that process has gone well. FirstComp is a key contributor to increased gross written premiums in 2012 and we believe that the business being written today is being priced to ultimately earn an underwriting profit. The marketing and technology expertise embedded in that organization is now working on behalf of the entire Markel organization and we are just beginning to leverage the cross sell potential of over 14,000 retail producers among FirstComp, Thomco and Markel.

6. We successfully implemented our data warehouse

This is a major development.

The combination of the pace of technological change, the complexity of our business, and our history of acquisitions with multiple legacy systems made the task of building a data warehouse challenging and this accomplishment marks a significant success.

During the second quarter of 2012, we went 'live' with our Wholesale data warehouse. This was the culmination of a multi-year effort to consolidate all of our Wholesale data into one reporting environment.

The warehouse has improved our ability to leverage our data in a number of ways. First, it has improved our reserving and pricing analyses, allowing us to more quickly assess the profitability of our books of business. It has also dramatically improved our reporting capabilities, making it easier to provide decision-makers with the information they need to manage their business. The warehouse also provides a platform for improved analytics, allowing us to drill down into our data and more easily determine the profit/loss drivers.

Finally, the warehouse provides a platform from which we can expand these capabilities into other areas of the business.

7. We enjoyed organic growth in insurance premiums

We enjoyed, and we do mean enjoyed, growth in insurance premiums in 2012. In 2012, gross written premiums totaled $2.5 billion, up 10% from $2.3 billion in 2011. Excluding premiums attributable to acquisitions, gross written premiums increased 6% in 2012.

We believe the growth in our premium volume largely stems from our efforts to improve our internal operations and our ability to serve our clients more efficiently. We've also enhanced and refreshed our products to provide greater value to our customers.

We've substantially increased our marketing efforts to reflect the breadth and depth of what we can offer to the marketplace and we've worked to increase the awareness of the Markel brand worldwide.

Organic growth was also driven by modest price increases during the year. While we still believe that the general level of insurance prices should be higher given the low level of interest rates and recurring investment income, we are pleased to see prices moving up rather than down. The underwriters throughout Markel have done a great job of exercising underwriting discipline and achieving pricing improvements.

8. We continued to report favorable loss reserve development

In 2012 we reported favorable reserve development of $399 million. In every report you'll ever see from Markel, which dates from the initial public offering in 1986, you'll see the statement that our policy is to establish insurance reserves at a level which is "more likely to be redundant than deficient." This is a key underlying value of Markel which goes much deeper than just the surface fact of positive reserve development.

The policy creates a virtuous cycle that is a relatively unique and a significant advantage for Markel compared to the insurance industry in general. First, it fosters a culture of conservatism and discipline which acknowledges reality rather than denying it. When you are making decisions it is always helpful (but often not fun or pleasant) to be dealing with real facts, and accurate data, as compared to what you wish things were like. In insurance, setting loss reserves involves making predictions about the uncertain future. We know that we will not be precisely right about the exact level of reserves needed. In the face of that reality what we do is to make every effort to err on the side of caution.

Second, conservative reserving practices help our front line underwriters make good decisions when it comes to quoting and pricing current business opportunities. Conservative loss picks help prevent underwriters from making inadvertent mistakes and underpricing new business.

Third, conservative reserving practices help our claims professionals as they seek to fairly and quickly settle losses when unfortunate events occur to our policyholders. No one enjoys having a loss. In the event of a loss, we want to assist our policyholders as quickly and as fairly as possible. By having conservative loss reserves set aside and ready for losses, our claims professionals know that they can do their job for our policyholders to the best of their ability and that senior managers will not wince at the payment of appropriate claims.

Our history indicates that we've accomplished the goal of consistent conservatism in the setting of loss reserves over the years, and 2012 was yet another year of this policy in action.

We've designed our incentive systems and we've spent years getting to know, and test, and trust, the senior leaders of this organization to make sure that your company is in the hands of people with a long-term orientation. If you want to test our resolve and fidelity in keeping this pledge to you, keep checking on our annual reserve development. It is a hallmark of a consistent, conservative, and prudently managed insurance organization.

9. We acquired Havco, Reading, Tromp and Idreco within our Markel Ventures organization

2012 was an exciting year in the ongoing growth and development of our Markel Ventures operations.

Total revenues for the group grew to $489 million versus $318 million in 2011 and EBITDA grew to $60 million versus $37 million a year ago. For a reconciliation of Markel Ventures EBITDA to net income to shareholders, see the table on page 108. While many of the Markel Ventures operations are cyclical and dependent on the overall economy, we are optimistic that we will achieve additional growth in bottom line profitability in 2013 and beyond.

Also, just as is the case in our insurance and other investment operations, we will be opportunistic in responding to and walking away from extreme prices. As we enter 2013, we do not expect to add substantial new acquisitions at Markel Ventures. Transaction prices are now moving up rapidly, and we will wait for better opportunities to show up before committing your capital.

Fortunately, we were able to add several businesses at attractive prices during 2012. We added Havco in April 2012, and they are off to a great start. Havco is the leading supplier of wood flooring for the trailer part of a tractor trailer, and we are delighted with their contribution to Markel. At Ellicott Dredge we added Idreco, a Dutch based dredge manufacturer. At ParkLand Ventures we increased the size of our footprint by over 30%. At Diamond Healthcare we opened a major new treatment facility in Williamsburg, Virginia, and at Partner MD we opened new offices and increased the number of physicians practicing with us by over 40%.

We also added Reading and Tromp to our existing AMF Bakery systems operation. These acquisitions continue AMF's process of becoming the preferred supplier of bakery equipment to food companies around the globe. AMF was the first company acquired by Markel Ventures, and we now begin our eighth year of operations together.

While baking is not a rapidly growing industry, in 2013, AMF should produce revenues and earnings that are up more than four fold since we bought the company in 2005. While this multiple expansion includes acquisitions, it also, and more importantly, reflects the advantages we offer to our Markel Venture companies.

Specifically, when we showed up at AMF, we empowered management to take a long-term view, and we reduced debt levels from those previously employed. Our goal was simple - we wanted management to focus on satisfying their customers with the best possible equipment and service levels, and we didn't want to have artificial pressures of near-term debt repayments and an unhealthy focus on short-term results to get in the way of this clear and simple goal.

Ken Newsome and his team responded magnificently to this charge, and they've been gaining market share and building the company ever since. We think we're just getting started there.

Throughout Markel Ventures, our management teams are working to build the recurring revenue and profitability of their firms and we are delighted with their overall progress.

We also want to express our thanks and our pleasure with the managers who joined us when they sold us their businesses. We have had NO turnover among the senior leaders who've joined Markel Ventures since inception in 2005. We think this speaks volumes about the clarity with which we've communicated our long-term goals and expectations for the businesses we bought, and for the desire of these managers to be able to build great companies unfettered by artificial constraints.

In many cases, these managers don't "need to" work but "want to" work and they do so because they are excited and dedicated to our values, and to the mission of building one of the world's great companies.

This is nothing different than what is true in our insurance operations, The Markel Style, and our multi-generational history of a focus on durable long-term values, pervades the operations at Markel Ventures, and attracts leaders who want to be part of this company to accomplish great things.

We are not for everyone. Being part of Markel requires a commitment to long-term values and a level of teamwork that doesn't suit some personalities. That said, if you want to be in an environment where you can excel, and be recognized and rewarded for doing so, Markel offers a unique opportunity.

With the scale created by the Alterra acquisition, our ability to continue to build Markel Ventures increases. We will be able to pursue larger opportunities, and we will be an attractive buyer to a wider set of potential sellers.

If you, or anyone you know, owns a business where the answers to our four investment questions would be good, and they want to be part of this organization, please give us a call. We are always looking for good partners.

10. We improved our operational performance in our insurance units as well as in our claims and shared services operations

Organic growth of 6% in 2012 gross written premiums is an encouraging sign that demonstrates the value of our operational and marketing improvement efforts that have been underway in recent years.

Markel International, under the leadership of William Stovin and his team produced outstanding underwriting results with a combined ratio of 89% and at the same time increased gross written premiums from $825 million in 2011 to $888 million in 2012. A lower combined ratio on greater volume is as good as it gets, and we thank and applaud the Markel International team for their results in 2012.

Our Wholesale unit, under the leadership of John Latham and his team, produced a combined ratio for the year of 94% compared to 86% in 2011 with gross written premiums of $956 million versus $893 million a year ago. This continues a long-term history of superb performance.

Our Specialty operation, now under the leadership of Greg Thompson and his team, produced a combined ratio for the year of 108% versus 109% in 2011 with gross written premiums of $670 million versus $572 million a year ago.

In all of our operations, we've focused on becoming easier to deal with. We've developed web based applications, broadened our product array, and proactively marketed our growing product breadth and depth to the global insurance marketplace.

Additionally, our increasingly effective analytical efforts are enabling us to refine our risk appetite on new business opportunities. We're increasingly able to understand where, and why, we should be raising prices to accept risks, and we're able to also better understand where, and why, we can lower prices, attract additional business, and still earn appropriate returns.

In general, industry prices remain too low and the returns on capital for the insurance industry are mediocre. We're proud of the fact that we've been able to increase the book value per share at good rates despite this headwind through continuing disciplined efforts in insurance, as well as better than average returns from our investing activities, and our growing Markel Ventures group.

We fully expect to be able to continue to earn good returns on your capital from the comprehensive activities of Markel Corporation. Economic activity and demand is increasing and industry capital is not growing at high rates. The lines of supply and demand are heading towards one another in a way that suggests insurance pricing may improve rather than decline.

We'll manage our operations to earn appropriate returns even if the industry doesn't cooperate, but we'll enjoy a season of higher overall insurance prices should that come to pass.

Alterra

As we noted at the beginning of this report, 2012 was as full and busy a year as any that we can remember. Just before year end, we added to our 2013 and beyond "to do" list by announcing the acquisition of Alterra. Part of what we hope to do in this letter is to welcome the talented professionals of Alterra to the Markel family. We are excited about the new Markel Corporation that comes about as a result of this transaction and we look forward to building on our legacy of excellent financial performance with our existing and new colleagues.

This is a major transaction in the history of Markel and we'd like to discuss our reasons for engaging in this acquisition.

To state something obvious but important, Alterra is a quality insurance operation with a demonstrated track record of excellent underwriting performance. Underwriting profitability and reserve integrity are hallmarks of their organization as demonstrated by their years of consistent underwriting excellence.

Unlike many other insurance entity deals that Markel did in the past, this is not a troubled company with problems to be fixed and a new culture to be installed. Alterra has already demonstrated the ability to produce a consistent record of underwriting profits.

We believe that by joining forces, both the existing Markel organization and that of Alterra will be able to improve performance. We believe that we will both be better off as one company, as opposed to what either one of us could achieve as stand alone entities.

Among the reasons for our optimism about the long-term future of the combined entity is the fact that the new entity is a larger and more important firm in the global insurance world. Immediately, this moves us up the ladder in terms of opportunities that we will see to write business. Agents and producers look for the most efficient way to find coverage for their clients. The size and breadth of the combined entity will make it easier and more efficient for agents and allow us to meet more of our potential clients' needs. We'll see more business, and we'll be able to write more of the business we see.

Further, we'll have a larger balance sheet which will be more attractive to buyers of reinsurance and large global insurance programs. The combined entity will enjoy a higher profile and be a more attractive market for big limit insurance needs. We also will be able to optimize the returns that Markel shareholders should earn by offering our reinsurance and large account underwriters a culture of long-term underwriting profitability. This means that they will be able to write more business when marketplace conditions are favorable and just as importantly, if not more so, reduce writings and walk away from business when the rewards don't justify taking the risks.

We will be a large enough and diverse enough and, more importantly, mentally prepared to walk away from business when it is the right thing to do. This is what we've always done at Markel and this transaction is a force multiplier for the underwriting team at Alterra to improve upon their already solid results.

This mindset of focusing on the long-term discipline of only writing business that carries with it the expectation of an underwriting profit, as well as the reality of a larger and more secure balance sheet, will create a new and expanded set of opportunities for Alterra associates and Markel as a whole. Our new format should make the most of the circumstances.

While we are pleased with the early days of a trend towards improving our expense ratio, this transaction should increase the rate at which we enjoy increased operating efficiency. We will be writing more business with our existing infrastructure, and this should serve to lower our expense ratio in the years to come.

The transaction is immediately accretive to important metrics at Markel such as premiums, investments, and book value per share of Markel. We will recast the Alterra investment portfolio towards that of Markel's historical approach to investments, with our focus on prudent allocations to equities, ownership of controlled businesses, and a hawk like focus on extremely low investment management costs.

The new Markel offers all of our associates from our existing operations, as well as those of Alterra, new opportunities and challenges. While this is difficult to quantify, it is a huge factor in the long-term success of your company. We've taken on challenges before and we've stepped up to tackle bigger and bigger opportunities as time has gone by. In each of these circumstances a wonderful virtuous circle took hold.

Specifically, many of our associates rose to meet new challenges and gained skills and abilities that one can gain only by actually doing the work. Also, many associates from the acquired companies showed their skills and abilities and rose to new and broader roles within Markel over time.

The effect of this process is that the talent level, and bench strength, and skills of the organization continue to improve both from the development and growth of existing colleagues, and the addition of new talented colleagues. This statement applies to our senior leadership team in the same way as every associate of the company and vice versa.

This organic and eco-system like environment at Markel reflects a dynamic firm and not a stale or bureaucratic like system. The world changes at an ever increasing pace and we've got an organization that is designed to adapt and change along the way.

This is a huge reason why we've been successful in the past and will continue to adapt and grow in the future. Things don't stay the same. Fortunately, we know that, and we're willing to keep ourselves a bit agitated and never complacent about recognizing the need for ongoing change and growth.

Markel is an organization well suited for dynamic people who want to be challenged and grow. We are not a good place for people comfortable in a stable bureaucracy.

The Beginning

There is no sense of conclusion at Markel. We are at a point of new and ongoing beginning. We understand that this letter is starting to feel like a book. However, 2012 was a phenomenal year for your company and it takes some time and space to describe the reality of what is going on around here. We were hard at work during the entire year building, rebuilding, tearing down, and rebuilding again, the very foundations of your company.

We acquired a wonderful operation in the case of Thomco, we added organic growth through the internal development of new insurance products and increased marketing efforts. We made breakthroughs in our multi-year challenge of developing an appropriate information technology environment to manage and conduct our business, and we earned wonderful investment returns. We raised the average IQ of our team by increasing the IQ points of the existing players through new challenges, and adding new associates who we hope are even smarter and more talented than we are.

Then after we did all these things, we announced the acquisition of Alterra, which will create a whole new level of opportunity for Markel and its shareholders.

Markel is an exciting place to be and we are proud of our long-term record of creating great value for our partners. Our partners are our associates, almost all of whom are shareholders, as well as the external shareholders who provide us with the capital, and the trust, and the time horizon, we need to continue our task of building one of the world's great companies.

Thank you for your support and confidence. We look forward to meeting the challenges of 2013 and beyond and we look forward to reporting our progress to you next year.



Alan I. Kirshner, *Chairman of the Board and Chief Executive Officer*



Anthony F. Markel, *Vice Chairman*



Steven A. Markel, *Vice Chairman*



F. Michael Crowley, *President and Co-Chief Operating Officer*



Thomas S. Gayner, *President and Chief Investment Officer*



Richard R. Whitt, III, *President and Co-Chief Operating Officer*

BUSINESS OVERVIEW

We are a diverse financial holding company serving a variety of niche markets. Our principal business markets and underwrites specialty insurance products. We believe that our specialty product focus and niche market strategy enable us to develop expertise and specialized market knowledge. We seek to differentiate ourselves from competitors by our expertise, service, continuity and other value-based considerations. We compete in three segments of the specialty insurance marketplace: the Excess and Surplus Lines, the Specialty Admitted and the London Insurance Market segments. We also own interests in various industrial and service businesses that operate outside of the specialty insurance marketplace. Our financial goals are to earn consistent underwriting and operating profits and superior investment returns to build shareholder value.

Specialty Insurance

The specialty insurance market differs significantly from the standard market. In the standard market, insurance rates and forms are highly regulated, products and coverages are largely uniform with relatively predictable exposures and companies tend to compete for customers on the basis of price. In contrast, the specialty market provides coverage for hard-to-place risks that generally do not fit the underwriting criteria of standard carriers. For example, United States insurance regulations generally require an excess and surplus lines (E&S) account to be declined by admitted carriers before an E&S company may write the business. Hard-to-place risks written in the specialty admitted market cover insureds engaged in similar, but highly specialized activities who require a total insurance program not otherwise available from standard insurers or insurance products that are overlooked by large admitted carriers. Hard-to-place risks in the London market are generally distinguishable from standard risks due to the complexity or significant size of the risk.

Competition in the specialty insurance market tends to focus less on price than in the standard insurance market and more on other value-based considerations, such as availability, service and expertise. While specialty market exposures may have higher perceived insurance risks than their standard market counterparts, we seek to manage these risks to achieve higher financial returns. To reach our financial and operational goals, we must have extensive knowledge and expertise in our chosen markets. Many of our accounts are considered on an individual basis where customized forms and tailored solutions are employed.

By focusing on the distinctive risk characteristics of our insureds, we have been able to identify a variety of niche markets where we can add value with our specialty product offerings. Examples of niche markets that we have targeted include wind and earthquake-exposed commercial properties, liability coverage for highly specialized professionals, equine-related risks, workers' compensation insurance for small businesses, yachts and other watercraft, motorcycles and marine, energy and environmental-related activities. Our market strategy in each of these areas of specialization is tailored to the unique nature of the loss exposure, coverage and services required by insureds. In each of our niche markets, we assign teams of experienced underwriters and claims specialists who provide a full range of insurance services.

Markets

The E&S market focuses on hard-to-place risks and loss exposures that generally cannot be written in the standard market. E&S eligibility allows our insurance subsidiaries to underwrite unique loss exposures with more flexible policy forms and unregulated premium rates. This typically results in coverages that are more restrictive and more expensive than coverages in the standard market.

In 2011, the E&S market represented approximately $31 billion, or 6%, of the approximately $502 billion United States property and casualty (P&C) industry.(1) We are the seventh largest E&S writer in the United States as measured by direct premium writings.(1) In 2012, we wrote $956 million of business in our Excess and Surplus Lines segment.

We also write business in the United States specialty admitted market. Most of these risks, although unique and hard-to-place in the standard market, must remain with an admitted insurance company for marketing and regulatory reasons. The specialty admitted market is subject to more state regulation than the E&S market, particularly with regard to rate and form filing

(1) *U.S. Surplus Lines Market Review Special Report*, A.M. Best *(October 1, 2012)*.

requirements, restrictions on the ability to exit lines of business, premium tax payments and membership in various state associations, such as state guaranty funds and assigned risk plans. In 2012, we wrote $670 million of business in our Specialty Admitted segment.

The London market, which produced approximately $67 billion of gross written premium in 2011, is the largest insurance market in Europe and third largest in the world.[2] The London market is known for its ability to provide innovative, tailored coverage and capacity for unique and hard-to-place risks. It is primarily a broker market, which means that insurance brokers bring most of the business to the market. The London market is also largely a subscription market, which means that loss exposures brought into the market are typically insured by more than one insurance company or Lloyd's syndicate, often due to the high limits of insurance coverage required. We write business on both a direct and subscription basis in the London market. When we write business in the subscription market, we prefer to participate as lead underwriter in order to control underwriting terms, policy conditions and claims handling.

In 2011, gross premium written through Lloyd's syndicates generated approximately half of the London market's international insurance business,[2] making Lloyd's the world's largest commercial surplus lines insurer[1] and fifth largest reinsurer.[4] Corporate capital providers often provide a majority of a syndicate's capacity and also generally own or control the syndicate's managing agent. This structure permits the capital provider to exert greater influence on, and demand greater accountability for, underwriting results. In 2011, corporate capital providers accounted for approximately 88% of total underwriting capacity in Lloyd's.[3]

We participate in the London market through Markel International, which includes Markel Capital Limited (Markel Capital) and Markel International Insurance Company Limited (MIICL). Markel Capital is the corporate capital provider for our syndicate at Lloyd's, Markel Syndicate 3000, which is managed by Markel Syndicate Management Limited. In 2012, we wrote $888 million of business in our London Insurance Market segment.

In 2012, 30% of consolidated premium writings related to foreign risks (i.e., coverage for risks located outside of the United States), of which 20% were from the United Kingdom and 16% were from Canada. In 2011, 31% of our premium writings related to foreign risks, of which 20% were from the United Kingdom and 18% were from Canada. In 2010, 28% of our premium writings related to foreign risks, of which 25% were from the United Kingdom and 17% were from Canada. In each of these years, there were no other individual foreign countries from which premium writings were material. Premium writings are attributed to individual countries based upon location of risk.

Competition

We compete with numerous domestic and international insurance companies and reinsurers, Lloyd's syndicates, risk retention groups, insurance buying groups, risk securitization programs and alternative self-insurance mechanisms. Competition may take the form of lower prices, broader coverages, greater product flexibility, higher quality services or higher ratings by independent rating agencies. In all of our markets, we compete by developing specialty products to satisfy well-defined market needs and by maintaining relationships with agents, brokers and insureds who rely on our expertise. This expertise is our principal means of competing. We offer over 100 product lines. Each of these products has its own distinct competitive environment. With each of our products, we seek to compete with innovative ideas, appropriate pricing, expense control and quality service to policyholders, agents and brokers.

Few barriers exist to prevent insurers from entering our segments of the P&C industry. Market conditions and capital capacity influence the degree of competition at any point in time. Periods of intense competition, which typically include broader coverage terms, lower prices and excess underwriting capacity, are referred to as a "soft market." A favorable insurance market

(1) *U.S. Surplus Lines Market Review Special Report,* A.M. Best *(October 1, 2012).*
(2) *Insurance 2013,* TheCityUK *(January 2013).*
(3) *Lloyd's Annual Report 2011.*
(4) *Reinsurance/Capital Markets,* Best's Review *(September 2012).*

BUSINESS OVERVIEW (continued)

is commonly referred to as a "hard market" and is characterized by stricter coverage terms, higher prices and lower underwriting capacity. During soft markets, unfavorable conditions exist due in part to what many perceive as excessive amounts of capital in the industry. In an attempt to use their capital, many insurance companies seek to write additional premiums without appropriate regard for ultimate profitability, and standard insurance companies are more willing to write specialty coverages. The opposite is typically true during hard markets.

The Insurance Market Cycle

Since 2005, we have generally been in a soft insurance market and have experienced intense competition, resulting in price deterioration in virtually all of our product areas due in part to an increased presence of standard insurance companies in our markets. During 2008, given the rapid deterioration in underwriting capacity as a result of the disruptions in the financial markets and losses from catastrophes, the rate of decline in prices began to slow. However, the effects of the economic environment contributed to further declines in gross premium volume in 2009 and 2010. Premiums for many of our product lines are based upon our insureds' revenues, gross receipts or payroll, which were negatively impacted by the depressed levels of business activity in recent years. In 2010, we continued to experience pricing pressure due in part to intense competition, which resulted in further price deterioration across many of our product lines, most notably our professional and products liability programs within the Excess and Surplus Lines segment. However, we experienced moderate price increases in several product lines during 2010, most notably those offered within the London Insurance Market segment. During 2011, the unfavorable pricing trends noted in 2010 continued for some of our product lines, most notably our professional and products liability programs within the Excess and Surplus Lines segment. However, price declines stabilized for most of our product lines during 2011, and we achieved moderate price increases in several lines, most notably the marine and energy products within the London Insurance Market segment. During 2012, market conditions have improved and we have generally seen mid-single digit favorable rate changes across our portfolio. Gross premium volume has further improved as revenues, gross receipts and payrolls of our insureds have been favorably impacted by improved economic conditions.

We routinely review the pricing of our major product lines and will continue to pursue price increases for most product lines in 2013; however, when we believe the prevailing market price will not support our underwriting profit targets, the business is not written. As a result of our underwriting discipline, gross premium volume may vary when we alter our product offerings to maintain or improve underwriting profitability.

Underwriting Philosophy

By focusing on market niches where we have underwriting expertise, we seek to earn consistent underwriting profits. Underwriting profits are a key component of our strategy. We believe that the ability to achieve consistent underwriting profits demonstrates knowledge and expertise, commitment to superior customer service and the ability to manage insurance risk. We use underwriting profit or loss as a basis for evaluating our underwriting performance.

The combined ratio is a measure of underwriting performance and represents the relationship of incurred losses, loss adjustment expenses and underwriting, acquisition and insurance expenses to earned premiums. A combined ratio less than 100% indicates an underwriting profit, while a combined ratio greater than 100% reflects an underwriting loss. In 2012, our combined ratio was 97%. See Management's Discussion & Analysis of Financial Condition and Results of Operations for further discussion of our underwriting results.

The following graph compares our combined ratio to the P&C industry's combined ratio for the past five years.

COMBINED RATIOS


Markel Corporation
Industry Average*
110%
100%
90%
80%
99%
101%
95%
100%
97%
101%
102%
107%
97%
106%
2008
2009
2010
2011
2012

* Source: A.M. Best Company. Industry Average is estimated for 2012.

Underwriting Segments

We define our underwriting segments based on the areas of the specialty insurance market in which we compete, the excess and surplus lines, specialty admitted and London markets. See note 17 of the notes to consolidated financial statements for additional segment reporting disclosures.

For purposes of segment reporting, our Other Insurance (Discontinued Lines) segment includes lines of business that have been discontinued in conjunction with acquisitions. The lines were discontinued because we believed some aspect of the product, such as risk profile or competitive environment, would not allow us to earn consistent underwriting profits.

MARKEL CORPORATION
2012 CONSOLIDATED GROSS PREMIUM VOLUME ($2.5 BILLION)


35%
38%
London Insurance Market
Excess and Surplus Lines
Specialty Admitted
27%

Excess and Surplus Lines Segment

Our Excess and Surplus Lines segment reported gross premium volume of $956.3 million, earned premiums of $793.2 million and an underwriting profit of $50.1 million in 2012.

Business in the Excess and Surplus Lines segment is written through two distribution channels, professional surplus lines general agents who have limited quoting and binding authority and wholesale brokers. The majority of the business produced by this segment is written on a surplus lines basis through either Essex Insurance Company, which is domiciled in Delaware, or Evanston Insurance Company, which is domiciled in Illinois.

BUSINESS OVERVIEW (continued)

The Excess and Surplus Lines segment is comprised of five regions, and each regional underwriting office is responsible for serving the wholesale producers located in its region. Our regional teams focus on customer service and marketing, underwriting and distributing our insurance solutions and provide customers easy access to our products.

In the Excess and Surplus Lines segment, we wrote business through the following regional underwriting offices during 2012:

- Markel Northeast (Red Bank, NJ)
- Markel Southeast (Glen Allen, VA)
- Markel Midwest (Deerfield, IL)
- Markel Mid South (Plano, TX)
- Markel West (Woodland Hills, CA and Scottsdale, AZ)

We also have a product line leadership group that has primary responsibility for both developing and maintaining underwriting and pricing guidelines on our existing products and new product development. The product line leadership group also delegates underwriting authority to the regional underwriters to ensure that the products needed by our customers are available through the regional offices and provides underwriting training and development so that our regional underwriting teams have the expertise to underwrite the risk or to refer risks to our product line experts as needed. The product line leadership group is under the direction of our Chief Underwriting Officer, who also is ultimately responsible for the underwriting activities of our Specialty Admitted and London Insurance Market segments.

EXCESS AND SURPLUS LINES SEGMENT
2012 GROSS PREMIUM VOLUME ($956 MILLION)


43%
Property and Casualty
21%
Professional Liability
Other
36%

Product offerings within the Excess and Surplus Lines segment fall within the following major product groupings:

- Property and Casualty
- Professional Liability
- Other Product Lines

Property coverages consist principally of fire, allied lines (including windstorm, hail and water damage) and other specialized property coverages, including catastrophe-exposed property risks such as earthquake and wind on both a primary and excess basis. Catastrophe-exposed property risks are typically larger and are lower frequency and higher severity in nature than more standard property risks. Our property risks range from small, single-location accounts to large, multi-state, multi-location accounts. Casualty product offerings include a variety of liability coverages targeting apartments and office buildings, retail stores, contractors and recreational and hospitality businesses. We also offer products liability coverages on either an occurrence or claims-made basis to manufacturers, distributors, importers and re-packagers of manufactured products.

Professional liability coverages include unique solutions for highly specialized professions, including architects and engineers, lawyers, agents and brokers, service technicians and computer consultants. We offer claims-made medical malpractice coverage for doctors, dentists and podiatrists; claims-made professional liability coverage to individual healthcare providers such as therapists, pharmacists, physician assistants and nurse anesthetists; and coverages for medical facilities and other allied healthcare risks such as clinics, laboratories, medical spas, home health agencies, small hospitals, pharmacies and nursing homes. This product line also includes for-profit and not-for profit management liability coverage which can be bundled or written mono-line and include employment practices liability, directors' and officers' liability and fiduciary liability coverages. Additionally, we offer a data privacy and security product, which provides coverage for data breach and privacy liability, data breach loss to insureds and electronic media coverage.

Other product lines within the Excess and Surplus Lines segment include:

- excess and umbrella products, which provide coverage over approved underlying insurance carriers on either an occurrence or claims-made basis;

- environmental products, which include environmental consultants' professional liability, contractors' pollution liability and site-specific environmental impairment liability coverages;

- transportation-related products, which provide auto physical damage coverage for high-value automobiles as well as all types of specialty commercial vehicles, dealers' open lot and garagekeeper legal liability coverages, vehicular liability and physical damage coverages for local and intermediate haul commercial trucks and liability coverage to operators of non-emergency ambulances and multi-line specialty products designed for the unique characteristics of the garage industry;

- inland marine products, which provide a number of specialty coverages for risks such as motor truck cargo coverage for damage to third party cargo while in transit, warehouseman's legal liability coverage for damage to third party goods in storage, contractor's equipment coverage for first party property damage and builder's risk coverage;

- ocean marine products, which provide general liability, professional liability, property and cargo coverages for marine artisan contractors, boat dealers and marina owners including hull physical damage, protection and indemnity and third party property coverages for ocean cargo;

- casualty facultative reinsurance written for individual casualty risks focusing on general liability, products liability, automobile liability and certain classes of miscellaneous professional liability and targeting classes which include low frequency, high severity, short-tail general liability risks;

- railroad-related products, which provide first party coverages for short-line and regional railroads, scenic and tourist railroads, commuter and light rail trains and railroad equipment; and

- public entity insurance and reinsurance programs, which provide coverage for government entities including counties, municipalities, schools and community colleges.

In late 2012, we ceased writing coverage for taxicab fleets and third party railroad-related products.

Specialty Admitted Segment

Our Specialty Admitted segment reported gross premium volume of $669.7 million, earned premiums of $588.8 million and an underwriting loss of $46.8 million in 2012.

BUSINESS OVERVIEW (continued)

The majority of the business in the Specialty Admitted segment is written by retail insurance agents who have very limited underwriting authority. Agents are carefully selected and agency business is controlled through regular audits and pre-approvals. Certain products and programs are marketed directly to consumers or distributed through wholesale producers. Personal lines coverages included in this segment are marketed directly to the consumer using direct mail, internet and telephone promotions, as well as relationships with various motorcycle and boat manufacturers, dealers and associations.

The majority of the business produced by this segment is written on an admitted basis either through Markel Insurance Company (MIC), which is domiciled in Illinois, Markel American Insurance Company (MAIC), which is domiciled in Virginia, or FirstComp Insurance Company (FCIC), which is domiciled in Nebraska. MIC and MAIC are licensed to write P&C insurance in all 50 states and the District of Columbia, while FCIC is currently licensed in 28 states and specializes in workers' compensation coverage.

In the Specialty Admitted market, we wrote business through the following underwriting units during 2012:

- Markel Specialty (Glen Allen, VA)
- Markel American Specialty Personal and Commercial Lines (Pewaukee, WI)
- Markel FirstComp (Omaha, NE)

The Markel Specialty unit focuses on providing total insurance programs for businesses engaged in highly specialized activities. These activities typically do not fit the risk profiles of standard insurers and make complete coverage difficult to obtain from a single insurer. The Markel Specialty unit is organized into product areas that concentrate on particular markets and customer groups including youth and recreation oriented organizations, social service organizations, amateur sports organizations and horse and farm operations. In January 2012, we acquired Thompson Insurance Enterprises, LLC, a privately held program administrator that underwrites multi-line, industry-focused insurance programs that complement the Markel Specialty product offerings. Examples include social service organizations, senior living, childcare and fitness centers.

The Markel American Specialty Personal and Commercial Lines unit offers its insurance products in niche markets and focuses its underwriting on marine, recreational vehicle, property and other personal and commercial line coverages. The products offered by this unit are characterized by high numbers of transactions, low average premiums and creative solutions for under-served and emerging markets.

The Markel FirstComp unit provides workers' compensation insurance and related services, principally to small businesses and distributes its products through independent insurance agencies, generally located in small towns, which have been underserved by other market participants because of their size. Using its proprietary technology platform, Markel FirstComp is able to service these small agencies in a cost-efficient manner. Through June 30, 2011, Markel FirstComp also acted as a managing general agent producing business for unaffiliated insurance companies.

Specialty Admitted Segment
2012 Gross Premium Volume ($670 million)


24%
Property and Casualty
39%
Workers' Compensation
12%
Personal Lines
Accident and Health
9%
Other
16%

Product offerings within the Specialty Admitted segment fall within the following major product groupings:

- Workers' Compensation
- Property and Casualty
- Personal Lines
- Accident and Health
- Other Product Lines

Workers' compensation products provide wage replacement and medical benefits to employees injured in the course of employment and target main-street, service and artisan contractor businesses, retail stores and restaurants.

Property and casualty products included in this segment are offered on a monoline or package basis and generally target specialized commercial markets and customer groups. Targeted groups include youth and recreation oriented organizations, social service organizations, museums and historic homes, performing arts organizations, bed and breakfast inns, outfitters and guides, hunting and fishing lodges, dude ranches and rod and gun clubs.

Personal lines products provide first and third party coverages for a variety of personal watercrafts including older boats, high performance boats and yachts, as well as for recreational vehicles including motorcycles, snowmobiles and ATVs. Additionally, property coverages are offered for mobile homes, dwellings and homeowners that do not qualify for standard homeowner's coverage. Other products offered include special event protection, supplemental natural disaster coverage, renters' protection coverage, excess flood coverage and collector vehicle coverage.

Accident and health products offer liability and accident insurance for amateur sports organizations, monoline accident and medical coverage for various niche markets, short-term medical insurance and pet health insurance. During 2012, we ceased writing coverage for certain accident and health products, including accident and medical insurance for academic institutions, stop-loss insurance for self-insured medical plans and medical excess reinsurance coverage.

Other product lines within the Specialty Admitted segment include:

- coverages for equine-related risks, such as horse mortality, theft, infertility, transit and specified perils, as well as property and liability coverages for farms and boarding, breeding and training facilities;

- first and third party coverages for auto repair garages, gas stations and convenience stores and used car dealers;

- general agent programs that use managing general agents to offer single source admitted and non-admitted programs for a specific class or line of business;

- first and third party coverages for small fishing ventures, charters, utility boats and boat rentals; and

- professional liability coverages that we design and administer on behalf of other insurance carriers and ultimately assume on a reinsurance basis.

BUSINESS OVERVIEW (continued)

London Insurance Market Segment

Our London Insurance Market segment reported gross premium volume of $887.7 million, earned premiums of $765.2 million and an underwriting profit of $81.6 million in 2012.

This segment is comprised of Markel International, which is headquartered in London, England. In addition to seven branch offices in the United Kingdom, Markel International has offices in Canada, Spain, Singapore, Sweden, Hong Kong, China, Germany and the Netherlands. Markel International writes specialty property, casualty, professional liability, equine, marine, energy and trade credit insurance on a direct and reinsurance basis. Business is written worldwide through either MIICL or Markel Syndicate 3000 with approximately 16% of writings coming from the United States.

LONDON INSURANCE MARKET SEGMENT
2012 GROSS PREMIUM VOLUME ($888 MILLION)


26%
Professional and General Liability
Marine and Energy
40%
Reinsurance
11%
Property
9%
Other
14%

Product offerings within the London Insurance Market segment fall within the following major product groupings:

- Marine and Energy
- Professional and General Liability
- Reinsurance
- Property
- Other Product Lines

Marine and energy products include a portfolio of coverages for cargo, energy, hull, liability, war, terrorism and specie risks. The cargo account is an international transit-based book covering many types of cargo. Energy coverage includes all aspects of oil and gas activities. The hull account covers physical damage to ocean-going tonnage, yachts and mortgagee's interest. Liability coverage provides for a broad range of energy liabilities, as well as traditional marine exposures including charterers, terminal operators and ship repairers. The war account covers the hulls of ships and aircraft, and other related interests, against war and associated perils. Terrorism coverage provides for property damage and business interruption related to political violence including war and civil war. The specie account includes coverage for fine art on exhibition and in private collections, securities, bullion, precious metals, cash in transit and jewelry.

Professional and general liability products include professional indemnity, directors' and officers' liability, intellectual property, some miscellaneous defense costs, incidental commercial crime, general and products liability coverages targeting consultants, construction professionals, financial service professionals, professional practices, social welfare organizations and medical products. Professional and general liability products are written on a worldwide basis, limiting exposure in the United States.

Reinsurance products include property and casualty treaty reinsurance. Property treaty products are offered on an excess of loss and proportional basis for per risk and catastrophe exposures. A significant portion of the excess of loss catastrophe and per risk property treaty business comes from the United States with the remainder coming from international property treaties. Casualty treaty reinsurance is offered on an excess of loss basis and primarily targets specialist writers of motor products in the United Kingdom and Europe. Excess of loss casualty treaty reinsurance also is offered for select writers of employers' and products liability coverages.

Property products target a wide range of insureds, providing coverage ranging from fire to catastrophe perils such as earthquake and windstorm. Business is written primarily on an open market basis for direct and facultative risks targeting Fortune 1000 companies on a worldwide basis by our underwriters to London brokers, with each risk being considered on its own merits. We also provide property coverage for small to medium-sized commercial risks on both a stand-alone and package basis through our branch offices. During 2012, we ceased writing delegated property business, which was primarily written through coverholders in the United States.

Other product lines within the London Insurance Market segment include:

- crime coverage primarily targeting financial institutions and providing protection for bankers' blanket bond, computer crime and commercial fidelity;
- contingency coverage including event cancellation, non-appearance and prize indemnity;
- accident and health coverage targeting affinity groups and schemes, high value and high risks accounts and sports groups;
- coverage for equine-related risks such as horse mortality, theft, infertility, transit and specified perils;
- specialty coverages include mortality risks for farms, zoos, animal theme parks and safari parks;
- short-term trade credit coverage for commercial risks, including insolvency and protracted default as well as political risks coverage in conjunction with commercial risks for currency inconvertibility, government action, import/export license cancellation, public buyer default and war; and
- products liability, excess and umbrella and environmental liability coverages targeted at Canadian domiciled insureds.

Recent Developments

In October 2012, we announced that we had entered into a definitive agreement to acquire Essentia Insurance Company from OneBeacon Insurance Group LLC. The transaction was completed effective January 1, 2013. Essentia Insurance Company will continue to underwrite insurance exclusively for Hagerty Insurance Agency and Hagerty Classic Marine Insurance Agency (collectively, Hagerty) throughout the United States. Hagerty offers insurance for classic cars, vintage boats, motorcycles and related automotive collectibles. Hagerty remains a privately-owned, family business. Premiums associated with this business for 2011 were in excess of $170 million. Results attributable to this acquisition will be included in the Specialty Admitted segment.

In December 2012, we, together with Alterra Capital Holdings Limited (Alterra), announced that our boards of directors had approved an agreement providing for the merger of Alterra with one of our subsidiaries. As a result of the transaction, Alterra would become our wholly-owned subsidiary and each issued and outstanding share of Alterra common stock (other than shares

BUSINESS OVERVIEW (continued)

as to which appraisal rights are exercised and restricted shares that do not vest in connection with the transaction) would be converted into the right to receive (1) 0.04315 shares of our common stock and (2) $10.00 in cash. Based on our closing stock price on December 18, 2012, the day the agreement was entered into, the aggregate consideration payable to Alterra shareholders would be approximately $3.1 billion. Following the transaction, we estimate that our current shareholders would own approximately 69% of the combined company and Alterra shareholders would own approximately 31%. The transaction has been approved by shareholders of both companies, but remains subject to receipt of regulatory approvals. Closing is expected to occur in the first half of 2013.

Alterra is a Bermuda-headquartered, global enterprise dedicated to providing diversified specialty insurance and reinsurance products to corporations, public entities and property and casualty insurers. As of December 31, 2012, Alterra reported $10.7 billion in total assets and $2.8 billion in shareholders' equity. Its reported net income for 2012 was $143.8 million on $1.7 billion in total revenues.

We believe that our acquisition of Alterra will create a strong company in global specialty insurance and investments, with a demonstrated track record of underwriting discipline in niche market segments and proven asset management strengths that should benefit shareholders. Two individuals designated by Alterra and approved by the Nominating/Corporate Governance Committee of our Board of Directors will be added to our Board of Directors upon completion of the transaction. Our current executive officers will hold the same, or substantially similar, positions after the transaction, although individual responsibilities may change to reflect the nature of the combined operations. Roles for Alterra officers and management personnel (other than its chief executive officer who is expected to leave the company after the transaction) are being identified as part of a transition planning process.

Reinsurance

Reinsurance is used to manage our net retention on individual risks and overall exposure to losses while providing us with the ability to offer policies with sufficient limits to meet policyholder needs. As part of our underwriting philosophy, we seek to offer products with limits that do not require significant reinsurance. We purchase catastrophe reinsurance coverage for our catastrophe-exposed policies, and we seek to manage our exposures under this coverage so that no exposure to any one reinsurer is material to our ongoing business. Net retention of gross premium volume was 88% in 2012 and 89% in 2011. We do not purchase or sell finite reinsurance products or use other structures that would have the effect of discounting loss reserves.

The ceding of insurance does not legally discharge us from our primary liability for the full amount of the policies, and we will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement. We attempt to minimize credit exposure to reinsurers through adherence to internal reinsurance guidelines. To become our reinsurance partner, prospective companies generally must: (i) maintain an A.M. Best Company (Best) or Standard & Poor's (S&P) rating of "A" (excellent) or better; (ii) maintain minimum capital and surplus of $500 million and (iii) provide collateral for recoverables in excess of an individually established amount. In addition, certain foreign reinsurers for our United States insurance operations must provide collateral equal to 100% of recoverables, with the exception of reinsurers who have been granted authorized status by an insurance company's state of domicile. Lloyd's syndicates generally must have a minimum of a "B" rating from Moody's Investors Service (Moody's) to be our reinsurers.

When appropriate, we pursue reinsurance commutations that involve the termination of ceded reinsurance contracts. Our commutation strategy related to ceded reinsurance contracts is to reduce credit exposure and eliminate administrative expenses associated with the run-off of reinsurance placed with certain reinsurers.

The following table displays balances recoverable from our ten largest reinsurers by group at December 31, 2012. The contractual obligations under reinsurance agreements are typically with individual subsidiaries of the group or syndicates at Lloyd's and are not typically guaranteed by other group members or syndicates at Lloyd's. These ten reinsurance groups represent approximately 74% of our $901.1 million reinsurance recoverable balance before considering allowances for bad debts.

Reinsurers	A.M. Best Rating	Reinsurance Recoverable
		(dollars in thousands)
Munich Re Group	A+	$ 159,033
Lloyd's of London	A	99,521
XL Capital Group	A	75,807
Fairfax Financial Group	A	69,431
Swiss Re Group	A+	61,399
HDI Group	A	46,970
Aspen (Bermuda) Group	A	46,354
W.R. Berkley Group	A+	39,984
ACE Group	A+	34,628
White Mountains Insurance Group	A	29,274
Reinsurance recoverable on paid and unpaid losses for ten largest reinsurers		662,401
Total reinsurance recoverable on paid and unpaid losses		$ 901,067

Reinsurance recoverable balances in the preceding table are shown before consideration of balances owed to reinsurers and any potential rights of offset, any collateral held by us and allowances for bad debts.

Reinsurance treaties are generally purchased on an annual basis and are subject to yearly renegotiations. In most circumstances, the reinsurer remains responsible for all business produced before termination. Treaties typically contain provisions concerning ceding commissions, required reports to reinsurers, responsibility for taxes, arbitration in the event of a dispute and provisions that allow us to demand that a reinsurer post letters of credit or assets as security if a reinsurer becomes an unauthorized reinsurer under applicable regulations or if its rating falls below an acceptable level.

See note 13 of the notes to consolidated financial statements and Management's Discussion & Analysis of Financial Condition and Results of Operations for additional information about our reinsurance programs and exposures.

Investments

Our business strategy recognizes the importance of both consistent underwriting and operating profits and superior investment returns to build shareholder value. We rely on sound underwriting practices to produce investable funds while minimizing underwriting risk. The majority of our investable assets come from premiums paid by policyholders. Policyholder funds are invested predominantly in high-quality corporate, government and municipal bonds with relatively short durations. The balance, comprised of shareholder funds, is available to be invested in equity securities, which over the long run, have produced higher returns relative to fixed maturity investments. When purchasing equity securities, we seek to invest in profitable companies, with honest and talented management, that exhibit reinvestment opportunities and capital discipline, at reasonable prices. We intend to hold these investments over the long term. The investment portfolio is managed by company employees.

BUSINESS OVERVIEW (continued)

Total investment return includes items that impact net income, such as net investment income and net realized investment gains or losses, as well as changes in net unrealized gains on investments, which do not impact net income. In 2012, net investment income was $282.1 million and net realized investment gains were $31.6 million. During the year ended December 31, 2012, net unrealized gains on investments increased by $353.8 million. We do not lower the quality of our investment portfolio in order to enhance or maintain yields. We focus on long-term total investment return, understanding that the level of realized and unrealized investment gains or losses may vary from one period to the next.

We believe our investment performance is best analyzed from the review of total investment return over several years. The following table presents taxable equivalent total investment return before and after the effects of foreign currency movements.

Annual Taxable Equivalent Total Investment Returns

	Years Ended December 31,					Weighted Average Five-Year Annual Return	Weighted Average Ten-Year Annual Return
	2008	2009	2010	2011	**2012**		
Equities	(34.0)%	25.7%	20.8%	3.8%	**19.6%**	**7.2%**	**9.2%**
Fixed maturities [1]	0.2 %	9.8%	5.4%	7.6%	**5.1%**	**5.7%**	**5.3%**
Total portfolio, before foreign currency effect	(6.9)%	11.7%	8.1%	6.7%	**8.6%**	**5.8%**	**6.0%**
Total portfolio	(9.6)%	13.2%	7.9%	6.5%	**9.0%**	**5.6%**	**6.2%**
Invested assets, end of year (in millions)	$ 6,893	$ 7,849	$ 8,224	$ 8,728	**$ 9,333**		

[1] Includes short-term investments and cash and cash equivalents.

Taxable equivalent total investment return provides a measure of investment performance that considers the yield of both taxable and tax-exempt investments on an equivalent basis.

We monitor our portfolio to ensure that credit risk does not exceed prudent levels. S&P and Moody's provide corporate and municipal debt ratings based on their assessments of the credit quality of an obligor with respect to a specific obligation. S&P's ratings range from "AAA" (capacity to pay interest and repay principal is extremely strong) to "D" (debt is in payment default). Securities with ratings of "BBB" or higher are referred to as investment grade securities. Debt rated "BB" and below is regarded by S&P as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. Moody's ratings range from "Aaa" to "C" with ratings of "Baa" or higher considered investment grade.

Our fixed maturity portfolio has an average rating of "AA," with approximately 94% rated "A" or better by at least one nationally recognized rating organization. Our policy is to invest in investment grade securities and to minimize investments in fixed maturities that are unrated or rated below investment grade. At December 31, 2012, less than 1% of our fixed maturity portfolio was unrated or rated below investment grade. Our fixed maturity portfolio includes securities issued with financial guaranty insurance. We purchase fixed maturities based on our assessment of the credit quality of the underlying assets without regard to insurance.

At December 31, 2012, we held fixed maturities of $38.9 million, or less than 1% of invested assets, from sovereign and non-sovereign issuers domiciled in Portugal, Ireland, Italy, Greece or Spain and $630.3 million, or 7% of invested assets, from sovereign and non-sovereign issuers domiciled in other European countries including supranationals. At December 31, 2011, we held fixed maturities of $53.9 million, or less than 1% of invested assets, from sovereign and non-sovereign issuers domiciled in Portugal, Ireland, Italy, Greece or Spain and $730.4 million, or 8% of invested assets, from sovereign and non-sovereign issuers domiciled in other European countries including supranationals.

The following chart presents our fixed maturity portfolio, at estimated fair value, by rating category at December 31, 2012.

2012 Credit Quality of Fixed Maturity Portfolio ($5.0 billion)


81%
AAA/AA
A
BBB
13%
6%

See "Market Risk Disclosures" in Management's Discussion & Analysis of Financial Condition and Results of Operations for additional information about investments.

Non-Insurance Operations (Markel Ventures)

Through our wholly-owned subsidiary Markel Ventures, Inc., we own interests in various industrial and service businesses that operate outside of the specialty insurance marketplace. These businesses are viewed by management as separate and distinct from our insurance operations. Local management teams oversee the day-to-day operations of these companies, while strategic decisions are made in conjunction with members of our executive management team, principally our President and Chief Investment Officer. The financial results of those companies in which we own controlling interests have been consolidated in our financial statements. The financial results of those companies in which we hold a noncontrolling interest are accounted for under the equity method of accounting.

Our strategy in making these private equity investments is similar to our strategy for purchasing equity securities. We seek to invest in profitable companies, with honest and talented management, that exhibit reinvestment opportunities and capital discipline, at reasonable prices. We intend to own the businesses acquired for a long period of time.

Our non-insurance operations, which we refer to collectively as Markel Ventures, are comprised of a diverse portfolio of industrial and service companies from various industries, including manufacturers of dredging equipment, high-speed bakery equipment, laminated furniture products and food processing equipment, an owner and operator of manufactured housing communities, a real estate investment fund manager, a retail intelligence services company, a manager of behavioral health programs, a provider of concierge medical and executive health services, a manufacturer and lessor of trailer tubes used by industrial, chemical and distribution companies to transport gas and liquids and a manufacturer of laminated oak and composite wood flooring used in the assembly of truck trailers, intermodal containers and truck bodies. In 2012, our non-insurance operations reported revenues of $489.4 million and net income to shareholders of $13.5 million.

Shareholder Value

Our financial goals are to earn consistent underwriting and operating profits and superior investment returns to build shareholder value. More specifically, we measure financial success by our ability to compound growth in book value per share at a high rate of return over a long period of time. To mitigate the effects of short-term volatility, we generally use five-year time periods to measure ourselves. We believe that growth in book value per share is the most comprehensive measure of our success because it includes all underwriting, operating and investing results. For the year ended December 31, 2012, book value per share increased

BUSINESS OVERVIEW (continued)

15% primarily due to net income to shareholders of $253.4 million and a $242.2 million increase in net unrealized gains on investments, net of taxes. For the year ended December 31, 2011, book value per share increased 8% primarily due to net income to shareholders of $142.0 million and a $123.4 million increase in net unrealized gains on investments, net of taxes. Over the past five years, we have grown book value per share at a compound annual rate of 9% to $403.85 per share.

The following graph presents book value per share for the past five years as of December 31.



BOOK VALUE PER SHARE
$410.00
$ per share
222.20
282.55
326.36
352.10
403.85
2008
2009
2010
2011
2012

Regulatory Environment

Our insurance subsidiaries are subject to regulation and supervision by the insurance regulatory authorities of the various jurisdictions in which they conduct business. This regulation is intended for the benefit of policyholders rather than shareholders or holders of debt securities.

United States Insurance Regulation. In the United States, state regulatory authorities have broad regulatory, supervisory and administrative powers relating to solvency standards, the licensing of insurers and their agents, the approval of forms and policies used, the nature of, and limitations on, insurers' investments, the form and content of annual statements and other reports on the financial condition of such insurers and the establishment of loss reserves. Additionally, the business written in the Specialty Admitted segment typically is subject to regulatory rate and form review.

As an insurance holding company, we are also subject to certain state laws. Under these laws, insurance departments may, at any time, examine us, require disclosure of material transactions, require approval of certain extraordinary transactions, such as extraordinary dividends from our insurance subsidiaries to us, or require approval of changes in control of an insurer or an insurance holding company. Generally, control for these purposes is defined as ownership or voting power of 10% or more of a company's shares.

The laws of the domicile states of our insurance subsidiaries govern the amount of dividends that may be paid to our holding company, Markel Corporation. Generally, statutes in the domicile states of our insurance subsidiaries require prior approval for payment of extraordinary as opposed to ordinary dividends. At December 31, 2012, our United States insurance subsidiaries could pay up to $186.5 million during the following 12 months under the ordinary dividend regulations.

Our United States insurance subsidiaries are also subject to risk-based capital requirements that provide a method to measure the capital of each subsidiary taking into account that subsidiary's investments and products. These requirements provide a formula which, for P&C insurance companies, establishes capital thresholds for four categories of risk: asset risk, insurance risk, interest rate risk and business risk. At December 31, 2012, the capital and surplus of each of our United States insurance subsidiaries was above the minimum regulatory thresholds.

United Kingdom Insurance Regulation. With the enactment of the Financial Services and Markets Act, the United Kingdom government authorized the Financial Services Authority (FSA) to supervise all securities, banking and insurance businesses, including Lloyd's. The FSA oversees compliance with established periodic auditing and reporting requirements, risk assessment reviews, minimum solvency margins and individual capital assessment requirements, dividend restrictions, restrictions governing the appointment of key officers, restrictions governing controlling ownership interests and various other requirements. Both MIICL and Markel Syndicate Management Limited are authorized and regulated by the FSA. We are required to provide 14 days advance notice to the FSA for any dividends from MIICL. In addition, our United Kingdom insurance subsidiaries must comply with the United Kingdom Companies Act of 2006, which provides that dividends may only be paid out of profits available for that purpose.

Ratings

Financial stability and strength are important purchase considerations of policyholders and insurance agents and brokers. Because an insurance premium paid today purchases coverage for losses that might not be paid for many years, the financial viability of the insurer is of critical concern. Various independent rating agencies provide information and assign ratings to assist buyers in their search for financially sound insurers. Rating agencies periodically re-evaluate assigned ratings based upon changes in the insurer's operating results, financial condition or other significant factors influencing the insurer's business. Changes in assigned ratings could have an adverse impact on an insurer's ability to write new business.

Best assigns financial strength ratings (FSRs) to P&C insurance companies based on quantitative criteria such as profitability, leverage and liquidity, as well as qualitative assessments such as the spread of risk, the adequacy and soundness of reinsurance, the quality and estimated market value of assets, the adequacy of loss reserves and surplus and the competence, experience and integrity of management. Best's FSRs range from "A++" (superior) to "F" (in liquidation).

Six of our insurance subsidiaries rated by Best have been assigned an FSR of "A" (excellent), one is rated "A-" (excellent) and one is rated "B++" (good). Markel Syndicate 3000 has been assigned an FSR of "A" (excellent) by Best.

In addition to Best, seven of our eight insurance subsidiaries are rated by Fitch Ratings (Fitch), an independent rating agency. All seven of our insurance subsidiaries rated by Fitch have been assigned an FSR of "A" (strong).

The various rating agencies typically charge companies fees for the rating and other services they provide. During 2012, we paid rating agencies, including Best and Fitch, $0.9 million for their services.

Risk Factors

A wide range of factors could materially affect our future prospects and performance. The matters addressed under "Safe Harbor and Cautionary Statements," "Critical Accounting Estimates" and "Market Risk Disclosures" in Management's Discussion and Analysis of Financial Condition and Results of Operations and other information included or incorporated in this report describe most of the significant risks that could affect our operations and financial results. We are also subject to the following risks.

We may experience losses from catastrophes. As a property and casualty insurance company, we may experience losses from man-made or natural catastrophes. Catastrophes may have a material adverse effect on operations. Catastrophes include, but are not limited to, windstorms, hurricanes, earthquakes, tornadoes, hail, severe winter weather and fires and may include terrorist events. We cannot predict how severe a particular catastrophe will be before it occurs. The extent of losses from catastrophes is a function of the total amount of losses incurred, the number of insureds affected, the frequency and severity of the events, the effectiveness of our catastrophe risk management program and the adequacy of our reinsurance coverage. Most catastrophes occur over a small geographic area; however, some catastrophes may produce significant damage in large, heavily populated areas. If, as many forecast, climate change results in an increase in the frequency and severity of weather-related catastrophes, we may experience additional catastrophe-related losses, which may be material.

BUSINESS OVERVIEW (continued)

Our results may be affected because actual insured losses differ from our loss reserves. Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the related loss adjustment expenses. The process of estimating loss reserves is a difficult and complex exercise involving many variables and subjective judgments. This process may become more difficult if we experience a period of rising inflation. As part of the reserving process, we review historical data and consider the impact of such factors as:

- trends in claim frequency and severity,
- changes in operations,
- emerging economic and social trends,
- uncertainties relating to asbestos and environmental exposures,
- inflation or deflation, and
- changes in the regulatory and litigation environments.

This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves, and actual results will differ from original estimates. As part of the reserving process, we regularly review our loss reserves and make adjustments as necessary. Future increases in loss reserves will result in additional charges to earnings, which may be material.

We are subject to regulation by insurance regulatory authorities that may affect our ability to implement and achieve our business objectives. Our insurance subsidiaries are subject to supervision and regulation by the insurance regulatory authorities in the various jurisdictions in which they conduct business. This regulation is intended for the benefit of policyholders rather than shareholders or holders of debt securities. Insurance regulatory authorities have broad regulatory, supervisory and administrative powers relating to solvency standards, licensing, coverage requirements, policy rates and forms and the form and content of financial reports. In light of recent economic conditions, regulatory and legislative authorities are implementing enhanced or new regulatory requirements intended to prevent future financial crises or otherwise assure the stability of financial institutions. Regulatory authorities also may seek to exercise their supervisory or enforcement authority in new or more aggressive ways, such as imposing increased capital requirements. Any such actions, if they occurred, could affect the competitive market and the way we conduct our business and manage our capital. As a result, such actions could materially affect our results of operations, financial condition and liquidity.

Our ability to make payments on debt or other obligations depends on the receipt of funds from our subsidiaries. We are a holding company, and substantially all of our insurance operations are conducted through our regulated insurance subsidiaries. As a result, our cash flow and our ability to service our debt are dependent upon the earnings of our subsidiaries and on the distribution of earnings, loans or other payments by our subsidiaries to us. In addition, payment of dividends by our insurance subsidiaries may require prior regulatory notice or approval.

Our investment results may be impacted by changes in interest rates, U.S. and international monetary and fiscal policies as well as broader economic conditions. We receive premiums from customers for insuring their risks. We invest these funds until they are needed to pay policyholder claims or until they are recognized as profits. Fluctuations in the value of our investment portfolio can occur as a result of changes in interest rates, U.S. and international monetary and fiscal policies as well as broader economic conditions (including, for example, equity market conditions and significant inflation or deflation). Our investment results may be materially impacted by one or more of these factors.

Competition in the property and casualty insurance industry could adversely affect our ability to improve or maintain underwriting margins or to grow or maintain premium volume. Among our competitive strengths have been our specialty product focus and our niche market strategy. These strengths also make us vulnerable in periods of intense competition to actions by other insurance companies who seek to write additional premiums without appropriate regard for underwriting profitability. During soft markets, it is very difficult for us to grow or maintain premium volume levels without sacrificing underwriting profits. If we are not successful in maintaining rates or achieving rate increases, it may be difficult for us to improve or maintain underwriting margins or to grow or maintain premium volume levels.

We invest a significant portion of our invested assets in equity securities, which may result in significant variability in our investment results and may adversely impact shareholders' equity. Additionally, our equity investment portfolio is concentrated and declines in the value of these significant investments could adversely affect our financial results. Equity securities were 62% and 55% of our shareholders' equity at both December 31, 2012 and 2011. Equity securities have historically produced higher returns than fixed maturities; however, investing in equity securities may result in significant variability in investment returns from one period to the next. In volatile financial markets, we could experience significant declines in the fair value of our equity investment portfolio, which would result in a material decrease in shareholders' equity. Our equity portfolio is concentrated in particular issuers and industries and, as a result, a decline in the fair value of these concentrated investments also could result in a material decrease in shareholders' equity. A material decrease in shareholders' equity may adversely impact our ability to carry out our business plans.

Deterioration in financial markets could lead to investment losses and adverse effects on our business. The severe downturn in the public debt and equity markets beginning in 2008, reflecting uncertainties associated with the mortgage and credit crises, worsening economic conditions, widening of credit spreads, bankruptcies and government intervention in large financial institutions, resulted in significant realized and unrealized losses in our investment portfolio. In the event of another major financial crisis (for example, a crisis precipitated by the failure to adequately address U.S. government deficit spending and tax revenue generation, downgrades or defaults in U.S. and/or foreign sovereign debt obligations, or the collapse of the Eurozone), we could incur substantial realized and unrealized investment losses in future periods, which would have an adverse impact on our results of operations, financial condition, debt and financial strength ratings, insurance subsidiaries' capital and ability to access capital markets.

We rely on reinsurance and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement. We purchase reinsurance in order to reduce our retention on individual risks and to have the ability to underwrite policies with sufficient limits to meet policyholder needs. The ceding of insurance does not legally discharge us from our primary liability for the full amount of the policies. Such reliance on reinsurance may create credit risk as a result of the reinsurer's inability or unwillingness to pay reinsurance claims when due. Deterioration in the credit quality of existing reinsurers or disputes over the terms of reinsurance could result in additional charges to earnings, which may have a materially adverse impact our results of operations and financial condition.

Our information technology systems could fail or suffer a security breach, which could adversely affect our business or reputation. Our business is dependent upon the successful functioning and security of our computer systems. Among other things, we rely on these systems to interact with producers and insureds, to perform actuarial and other modeling functions, to underwrite business, to prepare policies and process premiums, to process claims and make claims payments, and to prepare internal and external financial statements and information. A significant failure of these systems, whether because of a breakdown, natural disaster or an attack on our systems, could have a material adverse affect on our business. In addition, a security breach of our computer systems could damage our reputation or result in material liabilities.

The integration of acquired companies may not be as successful as we anticipate. We have recently engaged in a number of acquisitions in an effort to achieve profitable growth in our insurance operations and to create additional value on a diversified basis in our non-insurance operations. Acquisitions present operational, strategic and financial risks, as well as risks associated with liabilities arising from the previous operations of the acquired companies. Assimilation of the operations and personnel of acquired companies (especially those that are outside of our core insurance operations) may prove more difficult than anticipated, which may result in failure to achieve financial objectives associated with the acquisition or diversion of management attention. In addition, integration of formerly privately-held companies into the management and internal control and financial reporting systems of a publicly-held company presents additional risks.

On December 19, 2012 we announced the acquisition of Alterra for an aggregate consideration of approximately $3.1 billion in stock and cash (the Alterra Acquisition). We expect the Alterra Acquisition to close in the first half of 2013. Failure to complete the Alterra Acquisition on a timely basis or the fact that the Alterra Acquisition is pending could negatively impact the share price of Markel and the future business and financial results of Markel. The acquisition agreement with Alterra contains a number of conditions precedent that must be satisfied or waived before the closing of the Alterra Acquisition. Also, the Alterra

BUSINESS OVERVIEW (continued)

Acquisition agreement may be terminated by one or both of the parties under certain circumstances. Further, the ongoing business of Markel may be adversely affected by the fact that the Alterra Acquisition is pending or if the Alterra Acquisition is not completed as follows:

- the manner in which brokers, insureds, cedants and other third parties perceive Markel may be negatively impacted, which in turn could affect the ability of Markel to compete for or write new business or obtain renewals in the marketplace;
- current and prospective employees of Markel may experience uncertainty about their future roles with the combined company, which may adversely affect the ability of Markel to attract and retain key personnel;
- the attention of management of Markel will be diverted to the Alterra Acquisition or to the integration of the two companies after the Alterra Acquisition instead of being directed solely to our own operations and pursuit of other opportunities that may be beneficial to Markel;
- Markel will have to pay costs relating to the Alterra Acquisition, including legal, accounting and financial advisory fees;
- Markel may be required, in certain circumstances, to pay a termination fee to Alterra; and
- the ratings of either Markel or its respective insurance subsidiaries may be adversely affected, which would likely result in a material adverse effect on their respective business, financial condition and operating results.

Markel will be exposed to underwriting and other business risks during the period that Alterra's business continues to be operated independently from Markel. Until completion of the Alterra Acquisition, each of Markel and Alterra will operate independently from the other in accordance with such party's distinct underwriting guidelines, investment policies, referral processes, authority levels and risk management policies and practices. As a result, during this period, Alterra may assume risks that Markel would not have assumed for itself or for the combined company, accept premiums that, in Markel's judgment, do not adequately compensate it for the risks assumed, make investment decisions that would not adhere to Markel's investment policies or otherwise make business decisions or take on exposure that, while consistent with Alterra's general business approach and practices, are not the same as those of Markel. Significant delays in consummating the Alterra Acquisition will materially increase the risk that Alterra will operate its business in a manner that differs from how the business would have been conducted under the combined company.

The integration of Markel and Alterra following the Alterra Acquisition may present significant challenges and costs. Markel and Alterra may face significant challenges, including technological, accounting and other challenges, in combining Markel's and Alterra's operations. Markel and Alterra entered into the Alterra Acquisition agreement because each company believes that the Alterra Acquisition will be beneficial to it and its respective shareholders. Achieving the anticipated benefits of the Alterra Acquisition will depend in part upon whether Markel will be successful in integrating Alterra's businesses in a timely and efficient manner. Markel may not be able to accomplish this integration process smoothly or successfully. The integration of certain operations following the Alterra Acquisition will take time and will require the dedication of significant management resources, which may temporarily distract management's attention from the routine business of the combined company. Any delay or inability of management to successfully integrate the operations of the two companies could compromise the combined company's potential to achieve the long-term strategic benefits of the Alterra Acquisition and could have a material adverse effect on the business, financial condition and operating results of the combined company and the market price of the combined company's shares of common stock.

In addition, the combined company will incur integration and restructuring costs following the completion of the Alterra Acquisition as it integrates the businesses of Alterra. Although the parties expect that the realization of efficiencies related to the integration of the businesses will offset incremental transaction, integration and restructuring costs over time, Markel cannot give any assurance that this net benefit will be achieved in the near term, if at all.

Markel, Alterra or the combined company may lose employees due to uncertainties associated with the Alterra Acquisition and may not be able to hire qualified new employees. The success of the combined company after the Alterra Acquisition will depend in part upon the ability of Markel and Alterra to retain key employees. Competition for qualified personnel can be intense. In addition, key employees may depart because of issues relating to the uncertainty or difficulty of integration or a desire not to remain with the combined company. Accordingly, no assurance can be given that Markel, Alterra or the combined company will be able to attract, retain or motivate key employees or qualified new employees. If, despite retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration, the combined company's business could be adversely impacted.

The occurrence of severe catastrophic events may cause the combined company's financial results to be volatile and may affect the financial results of the combined company differently than such an event would have affected the financial results of either Markel or Alterra on a stand-alone basis. Because the combined company will, among other things, underwrite property catastrophe insurance and reinsurance and have large aggregate exposures to natural and man-made disasters, management expects that the combined company's loss experience generally will include infrequent events of great severity. Consequently, the occurrence of losses from catastrophic events is likely to cause substantial volatility in the combined company's financial results. In addition, because catastrophes will be an inherent risk of the combined company's business, a major event or series of events could have a material adverse effect on the combined company's financial condition and results of operations, possibly to the extent of eliminating the combined company's shareholders' equity. Increases in the values and concentrations of insured property and the effects of inflation have resulted in increased severity of industry losses in recent years, and those factors are expected to increase the severity of catastrophe losses in the future. Upon closing, the combined company's exposure to natural and man-made disasters will be different than the exposure of Markel before the Alterra Acquisition.

Alterra's counterparties to contracts and arrangements may acquire certain rights upon the Alterra Acquisition, which could negatively affect the combined company following the Alterra Acquisition. Alterra or its subsidiaries are parties to numerous contracts, agreements, licenses, permits, authorizations and other arrangements that contain provisions giving counterparties certain rights (including, in some cases, termination rights) upon a "change in control" of Alterra or its subsidiaries. The definition of "change in control" varies from contract to contract, ranging from a narrow to a broad definition, and in some cases, the "change in control" provisions may be implicated by the Alterra Acquisition. If a change in control occurs, cedants may be permitted to cancel contracts on a cut-off or run-off basis, and Alterra or certain of its affiliates may be required to provide collateral to secure premium and reserve balances or may be required to cancel and commute a contract, subject to an agreement between the parties that may be settled in arbitration. If a contract is cancelled on a cut-off basis, Alterra may be required to return unearned premiums, net of commissions. In addition, contracts may provide a ceding company with multiple options, such as collateralization or commutation, that would be triggered by a change in control. Collateral requirements may take the form of trust agreements or be funded by securities held or letters of credit. Upon commutation, the amount to be paid to settle the liability for gross loss reserves would typically consider a discount to the financial statement loss reserve value, reflecting the time value of money resident in the ultimate settlement of such loss reserves. In certain instances, contracts contain dual triggers, such as a change in control and a ratings downgrade, both of which must be satisfied for the contractual right to be exercisable.

Whether a ceding company would have cancellation rights in connection with the Alterra Acquisition depends upon the language of its agreement with Alterra or its applicable subsidiaries. Whether a ceding company exercises any cancellation rights it has would depend on, among other factors, such ceding company's views with respect to the financial strength and business reputation of the combined company, the extent to which such ceding company currently has reinsurance coverage with the combined company's affiliates, the prevailing market conditions, the pricing and availability of replacement reinsurance coverage and the combined company's ratings following the Alterra Acquisition. Alterra cannot currently predict the effects, if any, if the Alterra Acquisition is deemed to constitute a change in control under contracts and other arrangements, including the extent to which cancellation rights would be exercised, if at all, nor the effect on the combined company's financial condition, results of operations, or cash flows, but such effect could be material.

Associates

At December 31, 2012, we had approximately 6,400 employees, of whom approximately 2,800 were employed within our insurance operations and approximately 3,600 were employed within our non-insurance operations.

SELECTED FINANCIAL DATA *(dollars in millions, except per share data)* [1]

	2012	2011	2010
RESULTS OF OPERATIONS			
Earned premiums	**$ 2,147**	$ 1,979	$ 1,731
Net investment income	**282**	264	273
Total operating revenues	**3,000**	2,630	2,225
Net income (loss) to shareholders	**253**	142	267
Comprehensive income (loss) to shareholders	**504**	252	431
Diluted net income (loss) per share	**$ 25.89**	$ 14.60	$ 27.27
FINANCIAL POSITION			
Total investments and cash and cash equivalents	**$ 9,333**	$ 8,728	$ 8,224
Total assets	**12,557**	11,532	10,826
Unpaid losses and loss adjustment expenses	**5,371**	5,399	5,398
Senior long-term debt and other debt	**1,493**	1,294	1,016
Shareholders' equity	**3,889**	3,388	3,172
Common shares outstanding (at year end, in thousands)	**9,629**	9,621	9,718

OPERATING PERFORMANCE MEASURES [1,2]

	2012	2011	2010
OPERATING DATA			
Book value per common share outstanding	**$ 403.85**	$ 352.10	$ 326.36
Growth (decline) in book value per share	**15%**	8%	16%
5-Year CAGR in book value per share [3]	**9%**	9%	13%
Closing stock price	**$ 433.42**	$ 414.67	$ 378.13
RATIO ANALYSIS			
U.S. GAAP combined ratio [4]	**97%**	102%	97%
Investment yield [5]	**4%**	4%	4%
Taxable equivalent total investment return [6]	**9%**	7%	8%
Investment leverage [7]	**2.4**	2.6	2.6
Debt to capital	**28%**	28%	24%

[1] Effective January 1, 2012, we prospectively adopted Financial Accounting Standards Board Accounting Standards Update No. 2010-26, *Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts*. See note 1(r) in the notes to consolidated financial statements.

[2] Operating Performance Measures provide a basis for management to evaluate our performance. The method we use to compute these measures may differ from the methods used by other companies. See further discussion of management's evaluation of these measures in Management's Discussion & Analysis of Financial Condition and Results of Operations.

[3] CAGR—compound annual growth rate.

[4] The U.S. GAAP combined ratio measures the relationship of incurred losses, loss adjustment expenses and underwriting, acquisition and insurance expenses to earned premiums.

2009	2008	2007	2006	2005	2004	2003	10-Year CAGR[3]
$ 1,816	$ 2,022	$ 2,117	$ 2,184	$ 1,938	$ 2,054	$ 1,864	3%
260	282	305	269	242	204	183	5%
2,069	1,977	2,551	2,576	2,200	2,262	2,092	5%
202	(59)	406	393	148	165	123	—
591	(403)	337	551	64	273	222	—
$ 20.52	$ (5.95)	$ 40.64	$ 39.40	$ 14.80	$ 16.41	$ 12.31	—
$ 7,849	$ 6,893	$ 7,775	$ 7,524	$ 6,588	$ 6,317	$ 5,350	8%
10,242	9,512	10,164	10,117	9,814	9,398	8,532	5%
5,427	5,492	5,526	5,584	5,864	5,482	4,930	2%
964	694	691	866	849	855	763	—
2,774	2,181	2,641	2,296	1,705	1,657	1,382	13%
9,819	9,814	9,957	9,994	9,799	9,847	9,847	—
$ 282.55	$ 222.20	$265.26	$ 229.78	$ 174.04	$ 168.22	$ 140.38	13%
27%	(16)%	15%	32%	3%	20%	19%	—
11%	10%	18%	16%	11%	20%	13%	—
$ 340.00	$ 299.00	$491.10	$ 480.10	$ 317.05	$ 364.00	$ 253.51	—
95%	99%	88%	87%	101%	96%	99%	—
4%	4%	4%	4%	4%	4%	4%	—
13%	(10)%	5%	11%	2%	8%	11%	—
2.8	3.2	2.9	3.3	3.9	3.8	3.9	—
26%	24%	21%	27%	33%	34%	36%	—

[5] Investment yield reflects net investment income as a percentage of average invested assets.

[6] Taxable equivalent total investment return includes net investment income, realized investment gains or losses, the change in fair value of the investment portfolio and the effect of foreign currency exchange rate movements during the period as a percentage of average invested assets. Tax-exempt interest and dividend payments are grossed up using the U.S. corporate tax rate to reflect an equivalent taxable yield.

[7] Investment leverage represents total invested assets divided by shareholders' equity.

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2012	2011
	(dollars in thousands)	
ASSETS		
Investments, available-for-sale, at estimated fair value:		
Fixed maturities (amortized cost of $4,562,278 in 2012 and $5,172,952 in 2011)	**$ 4,979,283**	$ 5,538,174
Equity securities (cost of $1,387,305 in 2012 and $1,156,294 in 2011)	**2,406,951**	1,873,927
Short-term investments (estimated fair value approximates cost)	**973,330**	541,014
Total Investments	**8,359,564**	7,953,115
Cash and cash equivalents	**973,181**	775,032
Receivables	**413,883**	350,237
Reinsurance recoverable on unpaid losses	**778,774**	791,102
Reinsurance recoverable on paid losses	**51,145**	38,208
Deferred policy acquisition costs	**157,465**	194,674
Prepaid reinsurance premiums	**110,332**	97,074
Goodwill and intangible assets	**1,049,225**	867,558
Other assets	**663,019**	465,103
TOTAL ASSETS	**$ 12,556,588**	$ 11,532,103
LIABILITIES AND EQUITY		
Unpaid losses and loss adjustment expenses	**$ 5,371,426**	$ 5,398,869
Unearned premiums	**1,000,261**	915,930
Payables to insurance companies	**103,212**	64,327
Senior long-term debt and other debt (estimated fair value of $1,688,000 in 2012 and $1,391,000 in 2011)	**1,492,550**	1,293,520
Other liabilities	**613,897**	397,111
Total Liabilities	**8,581,346**	8,069,757
Redeemable noncontrolling interests	**86,225**	74,231
Commitments and contingencies		
Shareholders' equity:		
Common stock	**908,980**	891,507
Retained earnings	**2,068,340**	1,835,086
Accumulated other comprehensive income	**911,337**	660,920
Total Shareholders' Equity	**3,888,657**	3,387,513
Noncontrolling interests	**360**	602
Total Equity	**3,889,017**	3,388,115
TOTAL LIABILITIES AND EQUITY	**$ 12,556,588**	$ 11,532,103

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,		
	2012	2011	2010
	(dollars in thousands, except per share data)		
OPERATING REVENUES			
Earned premiums	**$ 2,147,128**	$ 1,979,340	$ 1,730,921
Net investment income	**282,107**	263,676	272,530
Net realized investment gains:			
Other-than-temporary impairment losses	**(12,078)**	(14,250)	(11,644)
Other-than-temporary impairment losses recognized in other comprehensive income	**—**	(5,946)	(563)
Other-than-temporary impairment losses recognized in net income	**(12,078)**	(20,196)	(12,207)
Net realized investment gains, excluding other-than-temporary impairment losses	**43,671**	56,053	48,569
Net realized investment gains	**31,593**	35,857	36,362
Other revenues	**539,284**	351,077	185,580
Total Operating Revenues	**3,000,112**	2,629,950	2,225,393
OPERATING EXPENSES			
Losses and loss adjustment expenses	**1,154,068**	1,209,986	946,229
Underwriting, acquisition and insurance expenses	**929,472**	810,179	724,876
Amortization of intangible assets	**33,512**	24,291	16,824
Other expenses	**478,248**	309,046	168,290
Total Operating Expenses	**2,595,300**	2,353,502	1,856,219
Operating Income	**404,812**	276,448	369,174
Interest expense	**92,762**	86,252	73,663
Income Before Income Taxes	**312,050**	190,196	295,511
Income tax expense	**53,802**	41,710	27,782
Net Income	**$ 258,248**	$ 148,486	$ 267,729
Net income attributable to noncontrolling interests	**4,863**	6,460	936
NET INCOME TO SHAREHOLDERS	**$ 253,385**	$ 142,026	$ 266,793
OTHER COMPREHENSIVE INCOME			
Change in net unrealized gains on investments, net of taxes:			
Net holding gains arising during the period	**$ 266,425**	$ 141,839	$ 195,648
Change in unrealized other-than-temporary impairment losses on fixed maturities arising during the period	**(160)**	3,943	672
Reclassification adjustments for net gains included in net income	**(24,051)**	(22,341)	(32,831)
Change in net unrealized gains on investments, net of taxes	**242,214**	123,441	163,489
Change in foreign currency translation adjustments, net of taxes	**1,534**	(4,191)	(2,282)
Change in net actuarial pension loss, net of taxes	**6,664**	(9,459)	2,749
Total Other Comprehensive Income	**250,412**	109,791	163,956
Comprehensive Income	**$ 508,660**	$ 258,277	$ 431,685
Comprehensive income attributable to noncontrolling interests	**4,858**	6,424	1,122
COMPREHENSIVE INCOME TO SHAREHOLDERS	**$ 503,802**	$ 251,853	$ 430,563
NET INCOME PER SHARE			
Basic	**$ 25.96**	$ 14.66	$ 27.31
Diluted	**$ 25.89**	$ 14.60	$ 27.27

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands)	Common Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity	Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests
December 31, 2009	9,819	$ 872,876	$1,514,398	$ 387,086	$2,774,360	$ 1,897	$2,776,257	$15,457
Net income			266,793	—	266,793	270	267,063	666
Change in net unrealized gains on investments, net of taxes			—	163,489	163,489	—	163,489	—
Change in foreign currency translation adjustments, net of taxes			—	(2,468)	(2,468)	186	(2,282)	—
Change in net actuarial pension loss, net of taxes			—	2,749	2,749	—	2,749	—
Comprehensive Income					430,563	456	431,019	666
Issuance of common stock	32	8,185	—	—	8,185	—	8,185	—
Repurchase of common stock	(133)	—	(45,218)	—	(45,218)	—	(45,218)	—
Restricted stock units expensed	—	2,543	—	—	2,543	—	2,543	—
Stock options issued	—	9,133	—	—	9,133	—	9,133	—
Purchase of noncontrolling interest	—	(8,345)	—	237	(8,108)	(1,557)	(9,665)	—
Other	—	65	—	—	65	75	140	(825)
December 31, 2010	9,718	884,457	1,735,973	551,093	3,171,523	871	3,172,394	15,298
Net income (loss)			142,026	—	142,026	(190)	141,836	6,650
Change in net unrealized gains on investments, net of taxes			—	123,441	123,441	—	123,441	—
Change in foreign currency translation adjustments, net of taxes			—	(4,155)	(4,155)	—	(4,155)	(36)
Change in net actuarial pension loss, net of taxes			—	(9,459)	(9,459)	—	(9,459)	—
Comprehensive Income (Loss)					251,853	(190)	251,663	6,614
Issuance of common stock	16	1,182	—	—	1,182	—	1,182	—
Repurchase of common stock	(113)	—	(42,913)	—	(42,913)	—	(42,913)	—
Restricted stock units expensed	—	5,818	—	—	5,818	—	5,818	—
Acquisitions	—	—	—	—	—	—	—	62,189
Other	—	50	—	—	50	(79)	(29)	(9,870)
December 31, 2011	9,621	891,507	1,835,086	660,920	3,387,513	602	3,388,115	74,231
Net income (loss)			**253,385**	**—**	**253,385**	**(262)**	**253,123**	**5,125**
Change in net unrealized gains on investments, net of taxes			**—**	**242,214**	**242,214**	**—**	**242,214**	**—**
Change in foreign currency translation adjustments, net of taxes			**—**	**1,539**	**1,539**	**—**	**1,539**	**(5)**
Change in net actuarial pension loss, net of taxes			**—**	**6,664**	**6,664**	**—**	**6,664**	**—**
Comprehensive Income (Loss)					**503,802**	**(262)**	**503,540**	**5,120**
Issuance of common stock	**47**	**9,145**	**—**	**—**	**9,145**	**—**	**9,145**	**—**
Repurchase of common stock	**(39)**	**—**	**(16,873)**	**—**	**(16,873)**	**—**	**(16,873)**	**—**
Restricted stock units expensed	**—**	**6,462**	**—**	**—**	**6,462**	**—**	**6,462**	**—**
Acquisitions	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**15,055**
Adjustment of redeemable noncontrolling interests	**—**	**—**	**(3,101)**	**—**	**(3,101)**	**—**	**(3,101)**	**3,101**
Purchase of noncontrolling interest	**—**	**1,430**	**—**	**—**	**1,430**	**—**	**1,430**	**(3,573)**
Other	**—**	**436**	**(157)**	**—**	**279**	**20**	**299**	**(7,709)**
DECEMBER 31, 2012	**9,629**	**$ 908,980**	**$2,068,340**	**$ 911,337**	**$3,888,657**	**$ 360**	**$3,889,017**	**$86,225**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2012	2011	2010
	(dollars in thousands)		
OPERATING ACTIVITIES			
Net income	$ **258,248**	$ 148,486	$ 267,729
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income tax expense	**37,648**	5,649	7,185
Depreciation and amortization	**87,326**	70,572	53,587
Net realized investment gains	**(31,593)**	(35,857)	(36,362)
Decrease (increase) in receivables	**(36,590)**	(10,745)	7,647
Decrease (increase) in deferred policy acquisition costs	**37,209**	(5,891)	(13,910)
Increase (decrease) in unpaid losses and loss adjustment expenses, net	**(28,052)**	57,000	(109,371)
Increase in unearned premiums, net	**71,073**	59,612	37,799
Increase (decrease) in payables to insurance companies	**19,190**	(3,665)	1,115
Other	**(21,926)**	26,157	7,872
Net Cash Provided By Operating Activities	**392,533**	311,318	223,291
INVESTING ACTIVITIES			
Proceeds from sales of fixed maturities and equity securities	**336,548**	288,046	340,546
Proceeds from maturities, calls and prepayments of fixed maturities	**510,697**	343,502	383,618
Cost of fixed maturities and equity securities purchased	**(426,439)**	(713,102)	(957,193)
Net change in short-term investments	**(428,292)**	(216,972)	202,882
Acquisitions, net of cash acquired	**(243,675)**	(120,102)	(214,156)
Additions to property and equipment	**(45,519)**	(60,132)	(42,103)
Cost of equity method investments	**(40,650)**	(9,880)	(5,218)
Other	**(2,158)**	14,329	8,281
Net Cash Used By Investing Activities	**(339,488)**	(474,311)	(283,343)
FINANCING ACTIVITIES			
Additions to senior long-term debt and other debt	**492,792**	336,181	42,897
Repayment and retirement of senior long-term debt and other debt	**(313,790)**	(90,557)	(30,021)
Repurchases of common stock	**(16,873)**	(42,913)	(45,218)
Purchase of noncontrolling interest	**(2,143)**	—	(3,001)
Distributions to noncontrolling interests	**(7,684)**	(9,259)	(764)
Other	**(10,340)**	1,137	(9,503)
Net Cash Provided (Used) By Financing Activities	**141,962**	194,589	(45,610)
Effect of foreign currency rate changes on cash and cash equivalents	**3,142**	(1,823)	427
Increase (decrease) in cash and cash equivalents	**198,149**	29,773	(105,235)
Cash and cash equivalents at beginning of year	**775,032**	745,259	850,494
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ **973,181**	$ 775,032	$ 745,259

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Markel Corporation is a diverse financial holding company serving a variety of niche markets. Markel Corporation's principal business markets and underwrites specialty insurance products. Markel Corporation also owns interests in various industrial and service businesses that operate outside of the specialty insurance marketplace.

a) Basis of Presentation. The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and include the accounts of Markel Corporation and its subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated in consolidation. The Company consolidates the results of its non-insurance subsidiaries on a one-month lag. Certain prior year amounts have been reclassified to conform to the current presentation.

b) Use of Estimates. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Management periodically reviews its estimates and assumptions. These reviews include evaluating the adequacy of reserves for unpaid losses and loss adjustment expenses, litigation contingencies, the reinsurance allowance for doubtful accounts and income tax liabilities, as well as analyzing the recoverability of deferred tax assets, assessing goodwill and intangible assets for impairment and evaluating the investment portfolio for other-than-temporary declines in estimated fair value. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements.

c) Investments. Available-for-sale investments are recorded at estimated fair value. Unrealized gains and losses on investments, net of deferred income taxes, are included in accumulated other comprehensive income in shareholders' equity. The Company completes a detailed analysis each quarter to assess whether the decline in the fair value of any investment below its cost basis is deemed other-than-temporary.

Premiums and discounts are amortized or accreted over the lives of the related fixed maturities as an adjustment to the yield using the effective interest method. Dividend and interest income are recognized when earned. Realized investment gains or losses are included in earnings. Realized gains or losses from sales of investments are derived using the first-in, first-out method.

Investments accounted for under the equity method of accounting are recorded at cost within other assets on the consolidated balance sheets and subsequently increased or decreased by the Company's proportionate share of the net income or loss of the investee. The Company records its proportionate share of net income or loss of the investee in net investment income. The Company records its proportionate share of other comprehensive income or loss of the investee as a component of other comprehensive income. Dividends or other equity distributions are recorded as a reduction of the investment. The Company reviews equity method investments for impairment when events or circumstances indicate that a decline in the fair value of the investment below its carrying value is other-than-temporary.

d) Cash and Cash Equivalents. The Company considers all investments with original maturities of 90 days or less to be cash equivalents. The carrying value of the Company's cash and cash equivalents approximates fair value.

e) Reinsurance Recoverables. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. Allowances are established for amounts deemed uncollectible and reinsurance recoverables are recorded net of these allowances. The Company evaluates the financial condition of its reinsurers and monitors concentration risk to minimize its exposure to significant losses from individual reinsurers.

f) Deferred Policy Acquisition Costs. Costs directly related to the acquisition of insurance premiums are deferred and amortized over the related policy period, generally one year. Concurrent with the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2010-26, *Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts*, the Company only defers acquisition costs incurred that are related directly to the successful acquisition of new or renewal insurance contracts, including commissions to agents and brokers and premium taxes. See note 1 (r) for further discussion of the impact of prospectively adopting this standard. Commissions received related to reinsurance premiums ceded are netted against broker commissions in determining acquisition costs eligible for deferral. To the extent that future policy revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings. The Company does not consider anticipated investment income in determining whether a premium deficiency exists.

g) Goodwill and Intangible Assets. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually. The Company completes an annual test during the fourth quarter of each year based upon the results of operations through September 30. Intangible assets with definite lives are amortized using the straight-line method over their estimated useful lives, generally four to 25 years, and are reviewed for impairment when events or circumstances indicate that their carrying value may not be recoverable.

h) Property and Equipment. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are calculated using the straight-line method over the estimated useful lives (generally, the life of the lease for leasehold improvements, 10 to 40 years for buildings, seven to 40 years for land improvements, one to 10 years for furniture and equipment and three to 15 years for other property and equipment).

i) Redeemable Noncontrolling Interests. The Company owns controlling interests in various non-insurance subsidiaries. Under the terms of certain of the acquisition and related agreements, the Company has the option to acquire the remaining equity interests and the remaining equity interests have the option to sell their interests to the Company in the future. The redemption value of the remaining equity interests is generally based on the respective company's earnings in specified periods preceding the redemption date. The redeemable noncontrolling interests generally become redeemable through 2018.

The Company recognizes changes in the redemption value that exceed the carrying value of redeemable noncontrolling interests to retained earnings as if the balance sheet date were also the redemption date. Changes in the redemption value also result in an adjustment to net income to shareholders in the calculation of basic and diluted net income per share. The adjustment recorded to retained earnings to increase redeemable noncontrolling interests to redemption value during 2012 was $3.1 million. There were no adjustments recorded to retained earnings in 2011 or 2010 because the redemption values of the redeemable noncontrolling interests were less than or approximated their carrying values.

j) Income Taxes. The Company records deferred income taxes to reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets are reduced by a valuation allowance when management believes it is more likely than not that some, or all, of the deferred tax assets will not be realized. The Company recognizes the tax benefit from an uncertain tax position taken or expected to be taken in income tax returns only if it is more likely than not that the tax position will be sustained upon examination by tax authorities, based on the technical merits of the position. Tax positions that meet the more likely than not threshold are then measured using a probability weighted approach, whereby the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement is recognized. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

k) Unpaid Losses and Loss Adjustment Expenses. Unpaid losses and loss adjustment expenses are based on evaluations of reported claims and estimates for losses and loss adjustment expenses incurred but not reported. Estimates for losses and loss adjustment expenses incurred but not reported are based on reserve development studies, among other things. The Company does not discount reserves for losses and loss adjustment expenses to reflect estimated present value. The reserves recorded are estimates, and the ultimate liability may be greater than or less than the estimates.

l) Revenue Recognition. Insurance premiums are earned on a pro rata basis over the policy period, generally one year. The cost of reinsurance is initially recorded as prepaid reinsurance premiums and is amortized over the reinsurance contract period in proportion to the amount of insurance protection provided. Premiums ceded are netted against premiums written. The Company uses the periodic method to account for assumed reinsurance from foreign reinsurers. The Company's foreign reinsurers provide sufficient information to record foreign assumed business in the same manner as the Company records assumed business from United States reinsurers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Other revenues primarily relate to the Company's non-insurance operations and consist of revenues from the sale of manufactured products and service revenues. Revenues from manufactured products are generally recognized at the time title transfers to the customer, which occurs at the point of shipment or delivery to the customer, depending on the terms of the sales arrangement. Revenues from services are generally recognized as the services are performed. Services provided pursuant to a contract are recognized either over the contract period or upon completion of the elements specified in the contract, depending on the terms of the contract.

m) Stock-based Compensation. Stock-based compensation expense is recognized as part of underwriting, acquisition and insurance expenses over the requisite service period. Stock-based compensation expense, net of taxes, was $4.4 million in 2012, $4.0 million in 2011 and $2.1 million in 2010.

n) Foreign Currency Translation. The functional currencies of the Company's foreign operations are the currencies in which the majority of their business is transacted. Assets and liabilities of foreign operations are translated into the United States Dollar using the exchange rates in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using the average exchange rate for the period. Gains or losses from translating the financial statements of foreign operations are included, net of taxes, in shareholders' equity as a component of accumulated other comprehensive income. Gains and losses arising from transactions denominated in a foreign currency, other than a functional currency, are included in net income.

The Company manages its exposure to foreign currency risk primarily by matching assets and liabilities denominated in the same currency. To the extent that assets and liabilities in foreign currencies are not matched, the Company is exposed to foreign currency risk. For functional currencies, the related exchange rate fluctuations are reflected in other comprehensive income. The cumulative foreign currency translation adjustment, net of taxes, was a loss of $1.1 million and $2.6 million at December 31, 2012 and 2011, respectively.

o) Derivative Financial Instruments. Derivative instruments, including derivative instruments resulting from hedging activities, are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets. The changes in fair value of derivatives are recognized in earnings unless the derivative is designated as a hedge and qualifies for hedge accounting.

The Company's foreign currency forward contracts are generally designated and qualified as hedges of a net investment in a foreign operation. The effective portion of the change in fair value resulting from these hedges is reported in currency translation adjustments as part of other comprehensive income. The ineffective portion of the change in fair value is recognized in earnings.

p) Comprehensive Income. Comprehensive income represents all changes in equity that result from recognized transactions and other economic events during the period. Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income, such as unrealized gains or losses on investments, foreign currency translation adjustments and changes in net actuarial pension loss.

q) Net Income Per Share. Basic net income per share is computed by dividing adjusted net income to shareholders by the weighted average number of common shares outstanding during the year. Diluted net income per share is computed by dividing adjusted net income to shareholders by the weighted average number of common shares and dilutive potential common shares outstanding during the year. See note 10(b).

r) Recent Accounting Pronouncements. Effective January 1, 2012, the Company adopted FASB ASU No. 2010-26, which addresses diversity in practice within the insurance industry regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. This guidance specifies that a cost must be directly related to the successful acquisition of a new or renewal insurance contract in order to be capitalized. The Company elected prospective adoption of ASU No. 2010-26. At December 31, 2011, deferred policy acquisition costs included $43.1 million of costs that no longer met the criteria for deferral as of January 1, 2012 and were recognized into income during 2012, consistent with policy terms. Upon adoption of ASU No. 2010-26, the Company's policy is to defer commissions and premium taxes that meet the criteria for deferral under the new guidance. For the year ended December 31, 2012, the Company deferred $390.9 million of policy acquisition costs and amortized $428.1 million of policy acquisition costs. Under its previous policy, the Company would have deferred $502.3 million of policy acquisition costs and amortized $494.6 million of policy acquisition costs for the year ended December 31, 2012.

Effective January 1, 2012, the Company adopted FASB ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which amends FASB Accounting Standards Codification (ASC) 820 to achieve a uniform framework for fair value measurement and disclosures in U.S. GAAP and International Financial Reporting Standards. ASU No. 2011-04 prohibits the grouping of financial instruments for purposes of determining fair value, except when market and credit risks are managed on the basis of the Company's net exposure, and extends the prohibition against the use of block discounts to Level 2 and Level 3 fair value measurements. The guidance requires expanded disclosures for Level 3 fair value measurements including quantitative information about unobservable inputs, the sensitivity of fair value measurements to a change in unobservable inputs and a description of the Company's valuation processes. The guidance also requires disclosure of the hierarchy classification for assets and liabilities not measured at fair value, but whose fair value is disclosed. The adoption of this guidance did not have an impact on the Company's financial position, results of operations or cash flows. The Company has included the additional disclosures required by ASU No. 2011-04 in notes 12 and 20.

Effective January 1, 2012, the Company adopted FASB ASU No. 2011-05, *Comprehensive Income* and FASB ASU No. 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*. ASU No. 2011-05 requires comprehensive income to be reported in either a single statement that presents the components of net income, the components of other comprehensive income and total comprehensive income, or in two consecutive statements, and it eliminates the option to report other comprehensive income and its components in the statement of changes in equity. This guidance also requires the presentation of separate line items on the statements of income for reclassification adjustments of items out of accumulated other comprehensive income into net income. ASU No. 2011-12 deferred the requirement to present separate line items on the statements of income and instead requires the presentation of reclassification adjustments within other comprehensive income or in the notes to the consolidated financial statements. The adoption of ASU No. 2011-05 and ASU No. 2011-12 did not have an impact on the Company's financial position, results of operations, cash flows or financial statement presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. Investments

a) The following tables summarize the Company's available-for-sale investments.

	December 31, 2012				
(dollars in thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Unrealized Other-Than-Temporary Impairment Losses	Estimated Fair Value
Fixed maturities:					
U.S. Treasury securities and obligations of U.S. government agencies	$ 297,663	$ 19,844	$ —	$ —	$ 317,507
Obligations of states, municipalities and political subdivisions	2,586,867	245,057	(362)	—	2,831,562
Foreign governments	503,844	52,764	—	—	556,608
Residential mortgage-backed securities	202,644	14,996	(5)	(2,258)	215,377
Asset-backed securities	13,828	517	—	—	14,345
Corporate bonds	957,432	93,395	(121)	(6,822)	1,043,884
Total fixed maturities	4,562,278	426,573	(488)	(9,080)	4,979,283
Equity securities:					
Insurance companies, banks and trusts	508,771	389,434	(138)	—	898,067
Industrial, consumer and all other	878,534	637,783	(7,433)	—	1,508,884
Total equity securities	1,387,305	1,027,217	(7,571)	—	2,406,951
Short-term investments	973,318	26	(14)	—	973,330
INVESTMENTS, AVAILABLE-FOR-SALE	$ 6,922,901	$ 1,453,816	$ (8,073)	$ (9,080)	$ 8,359,564

	December 31, 2011				
(dollars in thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Unrealized Other-Than-Temporary Impairment Losses	Estimated Fair Value
Fixed maturities:					
U.S. Treasury securities and obligations of U.S. government agencies	$ 299,413	$ 22,789	$ (9)	$ —	$ 322,193
Obligations of states, municipalities and political subdivisions	2,729,838	201,477	(794)	—	2,930,521
Foreign governments	572,253	45,629	(1,068)	—	616,814
Residential mortgage-backed securities	366,859	24,601	(18)	(2,258)	389,184
Asset-backed securities	16,096	731	(9)	—	16,818
Corporate bonds	1,188,493	83,515	(2,750)	(6,614)	1,262,644
Total fixed maturities	5,172,952	378,742	(4,648)	(8,872)	5,538,174
Equity securities:					
Insurance companies, banks and trusts	389,421	296,648	(1,366)	—	684,703
Industrial, consumer and all other	766,873	425,131	(2,780)	—	1,189,224
Total equity securities	1,156,294	721,779	(4,146)	—	1,873,927
Short-term investments	541,014	4	(4)	—	541,014
INVESTMENTS, AVAILABLE-FOR-SALE	$ 6,870,260	$ 1,100,525	$ (8,798)	$ (8,872)	$ 7,953,115

b) The following tables summarize gross unrealized investment losses by the length of time that securities have continuously been in an unrealized loss position.

	December 31, 2012					
	Less than 12 months		12 months or longer		Total	
(dollars in thousands)	Estimated Fair Value	Gross Unrealized Holding and Other-Than-Temporary Impairment Losses	Estimated Fair Value	Gross Unrealized Holding and Other-Than-Temporary Impairment Losses	Estimated Fair Value	Gross Unrealized Holding and Other-Than-Temporary Impairment Losses
Fixed maturities:						
Obligations of states, municipalities and political subdivisions	$ 2,833	$ (46)	$ 3,616	$ (316)	$ 6,449	$ (362)
Residential mortgage-backed securities	364	(2,260)	201	(3)	565	(2,263)
Corporate bonds	—	(6,822)	3,860	(121)	3,860	(6,943)
Total fixed maturities	3,197	(9,128)	7,677	(440)	10,874	(9,568)
Equity securities:						
Insurance companies, banks and trusts	2,431	(138)	—	—	2,431	(138)
Industrial, consumer and all other	82,109	(7,310)	1,983	(123)	84,092	(7,433)
Total equity securities	84,540	(7,448)	1,983	(123)	86,523	(7,571)
Short-term investments	228,820	(14)	—	—	228,820	(14)
TOTAL	$ 316,557	$(16,590)	$ 9,660	$ (563)	$ 326,217	$ (17,153)

At December 31, 2012, the Company held 35 securities with a total estimated fair value of $326.2 million and gross unrealized losses of $17.2 million. Of these 35 securities, 10 securities had been in a continuous unrealized loss position for one year or longer and had a total estimated fair value of $9.7 million and gross unrealized losses of $0.6 million. Of these securities, eight securities were fixed maturities and two were equity securities. The Company does not intend to sell or believe it will be required to sell these fixed maturities before recovery of their amortized cost. The Company has the ability and intent to hold these equity securities for a period of time sufficient to allow for the anticipated recovery of their fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

	December 31, 2011					
	Less than 12 months		12 months or longer		Total	
(dollars in thousands)	Estimated Fair Value	Gross Unrealized Holding and Other-Than-Temporary Impairment Losses	Estimated Fair Value	Gross Unrealized Holding and Other-Than-Temporary Impairment Losses	Estimated Fair Value	Gross Unrealized Holding and Other-Than-Temporary Impairment Losses
Fixed maturities:						
U.S. Treasury securities and obligations of U.S. government agencies	$ 32,384	$ (9)	$ —	$ —	$ 32,384	$ (9)
Obligations of states, municipalities and political subdivisions	1,016	(2)	17,261	(792)	18,277	(794)
Foreign governments	40,340	(1,068)	—	—	40,340	(1,068)
Residential mortgage-backed securities	489	(2,263)	2,045	(13)	2,534	(2,276)
Asset-backed securities	—	—	32	(9)	32	(9)
Corporate bonds	74,812	(7,829)	7,923	(1,535)	82,735	(9,364)
Total fixed maturities	149,041	(11,171)	27,261	(2,349)	176,302	(13,520)
Equity securities:						
Insurance companies, banks and trusts	26,514	(1,366)	—	—	26,514	(1,366)
Industrial, consumer and all other	70,555	(2,774)	18,525	(6)	89,080	(2,780)
Total equity securities	97,069	(4,140)	18,525	(6)	115,594	(4,146)
Short-term investments	295,991	(4)	—	—	295,991	(4)
TOTAL	$ 542,101	$(15,315)	$ 45,786	$ (2,355)	$ 587,887	$ (17,670)

At December 31, 2011, the Company held 76 securities with a total estimated fair value of $587.9 million and gross unrealized losses of $17.7 million. Of these 76 securities, 17 securities had been in a continuous unrealized loss position for one year or longer and had a total estimated fair value of $45.8 million and gross unrealized losses of $2.4 million. Of these securities, 16 securities were fixed maturities and one was an equity security.

The Company completes a detailed analysis each quarter to assess whether the decline in the fair value of any investment below its cost basis is deemed other-than-temporary. All securities with unrealized losses are reviewed. The Company considers many factors in completing its quarterly review of securities with unrealized losses for other-than-temporary impairment, including the length of time and the extent to which fair value has been below cost and the financial condition and near-term prospects of the issuer. For equity securities, the ability and intent to hold the security for a period of time sufficient to allow for anticipated recovery is considered. For fixed maturities, the Company considers whether it intends to sell the security or if it is more likely than not that it will be required to sell the security before recovery, the implied yield-to-maturity, the credit quality of the issuer and the ability to recover all amounts outstanding when contractually due.

For equity securities, a decline in fair value that is considered to be other-than-temporary is recognized in net income based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security. For fixed maturities where the Company intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost, a decline in fair value is considered to be other-than-temporary and is recognized in net income based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security. If the decline in fair value of a fixed maturity below its amortized cost is considered to be other-than-temporary based upon other considerations, the Company compares the estimated present value of the cash flows expected to be collected to the amortized cost of the security. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the credit-related portion of the other-than-temporary impairment, which is recognized in net income, resulting in a new cost basis for the security. Any remaining decline in fair value represents the non-credit portion of the other-than-temporary impairment, which is recognized in other comprehensive income. The discount rate used to calculate the estimated present value of the cash flows expected to be collected is the effective interest rate implicit for the security at the date of purchase.

When assessing whether it intends to sell a fixed maturity or if it is likely to be required to sell a fixed maturity before recovery of its amortized cost, the Company evaluates facts and circumstances including, but not limited to, decisions to reposition the investment portfolio, potential sales of investments to meet cash flow needs and potential sales of investments to capitalize on favorable pricing. Additional information on the methodology and significant inputs, by security type, that the Company used to determine the amount of credit loss recognized on fixed maturities with declines in fair value below amortized cost that were considered to be other-than-temporary is provided below.

Residential mortgage-backed securities. For mortgage-backed securities, credit impairment is assessed by estimating future cash flows from the underlying mortgage loans and interest payments. The cash flow estimate incorporates actual cash flows from the mortgage-backed securities through the current period and then projects the remaining cash flows using a number of assumptions, including prepayment rates, default rates, recovery rates on foreclosed properties and loss severity assumptions. Management develops specific assumptions using market data and internal estimates, as well as estimates from rating agencies and other third party sources. Default rates are estimated by considering current underlying mortgage loan performance and expectations of future performance. Estimates of future cash flows are discounted to present value. If the present value of expected cash flows is less than the amortized cost, the Company recognizes the estimated credit loss in net income.

Corporate bonds. For corporate bonds, credit impairment is assessed by evaluating the underlying issuer. As part of this assessment, the Company analyzes various factors, including the following:

- fundamentals of the issuer, including current and projected earnings, current liquidity position and ability to raise capital;
- fundamentals of the industry in which the issuer operates;
- expectations of defaults and recovery rates;
- changes in ratings by rating agencies;
- other relevant market considerations; and
- receipt of interest payments.

Default probabilities and recovery rates from rating agencies are key factors used in calculating the credit loss. Additional research of the industry and issuer is completed to determine if there is any current information that may affect the fixed maturity or its issuer in a negative manner and require an adjustment to the cash flow assumptions.

c) The amortized cost and estimated fair value of fixed maturities at December 31, 2012 are shown below by contractual maturity.

(dollars in thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	**$ 298,010**	**$ 303,465**
Due after one year through five years	**1,200,937**	**1,309,453**
Due after five years through ten years	**1,586,727**	**1,736,187**
Due after ten years	**1,260,132**	**1,400,456**
	4,345,806	**4,749,561**
Residential mortgage-backed securities	**202,644**	**215,377**
Asset-backed securities	**13,828**	**14,345**
Total Fixed Maturities	**$ 4,562,278**	**$ 4,979,283**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, and the lenders may have the right to put the securities back to the borrower. Based on expected maturities, the estimated average duration of the fixed maturities was 3.7 years.

d) The following table presents the components of net investment income.

	Years Ended December 31,		
(dollars in thousands)	**2012**	2011	2010
Interest:			
Municipal bonds (tax-exempt)	**$ 90,316**	$ 94,457	$ 92,168
Municipal bonds (taxable)	**22,663**	23,277	18,679
Other taxable bonds	**107,270**	117,242	132,164
Short-term investments, including overnight deposits	**2,755**	2,484	2,850
Dividends on equity securities	**50,416**	35,996	33,128
Change in fair value of credit default swap	**16,641**	(4,103)	1,740
Other	**1,920**	2,135	1,337
	291,981	271,488	282,066
Investment expenses	**(9,874)**	(7,812)	(9,536)
NET INVESTMENT INCOME	**$ 282,107**	$ 263,676	$ 272,530

e) The following table summarizes the activity for credit losses recognized in net income on fixed maturities where other-than-temporary impairment was identified and a portion of the other-than-temporary impairment was included in other comprehensive income.

	Years Ended December 31,		
(dollars in thousands)	**2012**	2011	2010
Cumulative credit loss, beginning of year	**$ 21,370**	$ 10,307	$ 9,141
Additions:			
Other-than-temporary impairment losses not previously recognized	**—**	875	—
Increases related to other-than-temporary impairment losses previously recognized	**—**	10,203	1,185
Total additions	**—**	11,078	1,185
Reductions:			
Sales of fixed maturities on which credit losses were recognized	**—**	(15)	(19)
Cumulative credit loss, end of year	**$ 21,370**	$ 21,370	$ 10,307

f) The following table presents net realized investment gains and the change in net unrealized gains on investments.

(dollars in thousands)	Years Ended December 31, 2012	2011	2010
Realized gains:			
Sales of fixed maturities	**$ 18,337**	$ 17,035	$ 20,848
Sales of equity securities	**29,578**	36,863	35,150
Other	**749**	2,626	1,966
Total realized gains	**48,664**	56,524	57,964
Realized losses:			
Sales of fixed maturities	**(563)**	(410)	(1,470)
Sales of equity securities	**(342)**	(61)	—
Other-than-temporary impairments	**(12,078)**	(20,196)	(12,207)
Other	**(4,088)**	—	(7,925)
Total realized losses	**(17,071)**	(20,667)	(21,602)
NET REALIZED INVESTMENT GAINS	**$ 31,593**	$ 35,857	$ 36,362
Change in net unrealized gains on investments:			
Fixed maturities	**$ 51,783**	$ 190,976	$ 23,855
Equity securities	**302,013**	(8,250)	219,895
Short-term investments	**12**	(4)	(14)
NET INCREASE	**$ 353,808**	$ 182,722	$ 243,736

g) The following table presents other-than-temporary impairment losses recognized in net income and included in net realized investment gains by investment type.

(dollars in thousands)	Years Ended December 31, 2012	2011	2010
Fixed maturities:			
Residential mortgage-backed securities	**$ —**	$ (11,078)	$ (1,185)
Total fixed maturities	**—**	(11,078)	(1,185)
Equity securities:			
Insurance companies, banks and trusts	**(10,336)**	(4,251)	(2,872)
Industrial, consumer and all other	**(1,742)**	(4,867)	(965)
Total equity securities	**(12,078)**	(9,118)	(3,837)
Other	**—**	—	(7,185)
TOTAL	**$ (12,078)**	$ (20,196)	$ (12,207)

h) The Company had $1.9 billion and $1.8 billion of investments and cash and cash equivalents (invested assets) held in trust or on deposit for the benefit of policyholders, reinsurers or banks in the event of default by the Company on its obligations at December 31, 2012 and 2011, respectively. These invested assets and the related liabilities are included on the Company's consolidated balance sheets. The following discussion provides additional detail regarding irrevocable undrawn letters of credit and investments held in trust or on deposit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company's United States insurance companies had invested assets with a carrying value of $86.7 million and $43.0 million on deposit with state regulatory authorities at December 31, 2012 and 2011, respectively.

Invested assets with a carrying value of $73.8 million and $65.4 million at December 31, 2012 and 2011, respectively, were held in trust for the benefit of cedents of the Company's United States insurance companies.

Invested assets with a carrying value of $58.1 million and $56.8 million at December 31, 2012 and 2011, respectively, were held in trust for the benefit of United States cedents of Markel International Insurance Company Limited (MIICL), a wholly-owned subsidiary, and to facilitate MIICL's accreditation as an alien reinsurer by certain states.

Invested assets with a carrying value of $17.1 million and $25.0 million at December 31, 2012 and 2011, respectively, were held in trust for the benefit of MIICL's United States surplus lines policyholders.

Banks have issued irrevocable undrawn letters of credit supporting the Company's contingent liabilities related to certain reinsurance business written in the United States by MIICL. The Company had deposited invested assets with a carrying value of $23.2 million and $24.8 million at December 31, 2012 and 2011, respectively, as collateral against these letters of credit.

The Company had deposited $529.7 million and $459.5 million of invested assets with Lloyd's to support its underwriting activities at December 31, 2012 and 2011, respectively. In addition, the Company had invested assets with a carrying value of $1.1 billion at both December 31, 2012 and 2011 held in trust for the benefit of syndicate policyholders.

In accordance with the terms of its credit default swap agreement, the Company had $34.0 million and $35.2 million of invested assets on deposit at December 31, 2012 and 2011, respectively.

i) At December 31, 2012 and December 31, 2011, investments in U.S. Treasury securities and obligations of U.S. government agencies were the only investments in any one issuer that exceeded 10% of shareholders' equity.

At December 31, 2012, the Company's ten largest equity holdings represented $1.2 billion, or 49%, of the equity portfolio. Investments in the property and casualty insurance industry represented $440.2 million, or 18%, of the equity portfolio at December 31, 2012. Investments in the property and casualty insurance industry included a $280.2 million investment in the common stock of Berkshire Hathaway Inc.

3. Receivables

The following table presents the components of receivables.

	December 31,	
(dollars in thousands)	**2012**	2011
Amounts receivable from agents, brokers and insureds	**$ 332,570**	$ 283,248
Trade accounts receivable	**73,512**	51,796
Employee stock loans receivable (see note 10)	**11,413**	13,142
Other	**12,982**	17,068
	430,477	365,254
Allowance for doubtful receivables	**(16,594)**	(15,017)
RECEIVABLES	**$ 413,883**	$ 350,237

4. Deferred Policy Acquisition Costs

The following table presents the amounts of policy acquisition costs acquired, deferred and amortized.

	Years Ended December 31,		
(dollars in thousands)	**2012**	2011	2010
Balance, beginning of year	**$ 194,674**	$ 188,783	$ 156,797
Policy acquisition costs of acquired insurance companies	**—**	—	18,076
Policy acquisition costs deferred	**390,900**	485,345	439,803
Amortization of policy acquisition costs	**(428,109)**	(479,454)	(425,893)
DEFERRED POLICY ACQUISITION COSTS	**$ 157,465**	$ 194,674	$ 188,783

The following table presents the components of underwriting, acquisition and insurance expenses.

	Years Ended December 31,		
(dollars in thousands)	**2012**	2011	2010
Prospective adoption of FASB ASU No. 2010-26[1]	**$ 43,093**	$ —	$ —
Other amortization of policy acquisition costs	**385,016**	479,454	425,893
Other operating expenses	**501,363**	330,725	298,983
UNDERWRITING, ACQUISITION AND INSURANCE EXPENSES	**$ 929,472**	$ 810,179	$ 724,876

[1] Effective January 1, 2012, the Company prospectively adopted FASB ASU No. 2010-26, *Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.* At December 31, 2011, deferred policy acquisition costs included $43.1 million of costs that no longer met the criteria for deferral as of January 1, 2012 and were recognized into income during 2012, consistent with policy terms.

5. Property and Equipment

The following table presents the components of property and equipment, which are included in other assets on the consolidated balance sheets.

	December 31,	
(dollars in thousands)	**2012**	2011
Land	**$ 45,199**	$ 38,066
Buildings	**53,767**	27,897
Leasehold improvements	**55,626**	50,195
Land improvements	**51,512**	29,477
Furniture and equipment	**211,354**	170,869
Other	**85,714**	65,790
	503,172	382,294
Accumulated depreciation and amortization	**(172,943)**	(137,445)
PROPERTY AND EQUIPMENT	**$ 330,229**	$ 244,849

Depreciation and amortization expense of property and equipment was $36.0 million, $24.2 million and $19.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company does not own any material properties. The Company leases substantially all of the facilities used by its insurance operations and certain furniture and equipment under operating leases. The Company's non-insurance operations own certain of their facilities and lease others.

6. Goodwill and Intangible Assets

The following table presents the components of goodwill.

(dollars in thousands)	Excess and Surplus Lines Segment	Specialty Admitted Segment	London Insurance Market Segment	Other[1]	Total
January 1, 2011	$ 81,770	$ 64,914	$ 294,929	$ 28,967	$ 470,580
Acquisitions (see note 21)	—	—	15,310	122,846	138,156
Foreign currency movements	—	—	(1,175)	—	(1,175)
December 31, 2011	$ 81,770	$ 64,914	$ 309,064	$ 151,813	$ 607,561
Acquisitions (see note 21)	**—**	**26,140**	**—**	**40,888**	**67,028**
Foreign currency movements	**—**	**—**	**596**	**(255)**	**341**
December 31, 2012	**$ 81,770**	**$ 91,054**	**$ 309,660**	**$ 192,446**	**$ 674,930**

[1] Amounts included in Other above are related to the Company's non-insurance operations.

Goodwill and indefinite-lived intangible assets are tested for impairment at least annually. The Company completes an annual test during the fourth quarter of each year based upon the results of operations through September 30. There were no indications of impairment during 2012 or 2011.

The following table presents the components of intangible assets with a net carrying amount.

	December 31,			
(dollars in thousands)	**2012**		2011	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	**$ 307,458**	**$ (42,272)**	$ 200,926	$ (26,159)
Trade names	**75,781**	**(9,075)**	47,649	(4,094)
Technology	**40,109**	**(11,785)**	33,753	(5,723)
Other	**18,858**	**(4,779)**	15,506	(1,861)
Total	**$ 442,206**	**$ (67,911)**	$ 297,834	$ (37,837)

Amortization of intangible assets was $33.5 million, $24.3 million and $16.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. Amortization of intangible assets is estimated to be $33.6 million for 2013, $31.6 million for 2014, $31.0 million for 2015, $28.3 million for 2016 and $26.9 million for 2017. Indefinite-lived intangible assets were $10.1 million at December 31, 2012 and $4.1 million at December 31, 2011.

In 2012, the Company acquired $147.4 million of intangible assets. The definite-lived intangible assets acquired are expected to be amortized over a weighted average period of 17.6 years. The definite-lived intangible assets acquired during 2012 include customer relationships, trade names and technology, which are expected to be amortized over a weighted average period of 19.7, 11.2 and 8.6 years, respectively.

7. Income Taxes

Income before income taxes includes the following components.

(dollars in thousands)	Years Ended December 31, 2012	2011	2010
Domestic	**$ 126,466**	$ 200,446	$ 174,543
Foreign	**185,584**	(10,250)	120,968
INCOME BEFORE INCOME TAXES	**$ 312,050**	$ 190,196	$ 295,511

Income tax expense includes the following components.

(dollars in thousands)	Years Ended December 31, 2012	2011	2010
Current:			
Domestic	**$ 14,340**	$ 35,721	$ 22,875
Foreign	**1,814**	340	(2,278)
Total current tax expense	**16,154**	36,061	20,597
Deferred:			
Domestic	**(3,734)**	436	1,050
Foreign	**41,382**	5,213	6,135
Total deferred tax expense	**37,648**	5,649	7,185
INCOME TAX EXPENSE	**$ 53,802**	$ 41,710	$ 27,782

Foreign income tax expense (benefit) includes United States tax expense (benefit) on foreign operations.

In 2012, income tax expense included an increase in the provision for interest and penalties of $0.3 million. At December 31, 2011 and 2010, income tax expense included a decrease in the provision for interest and penalties of $0.6 million and $3.9 million, respectively. At December 31, 2012 and 2011, other liabilities on the consolidated balance sheets included $2.1 million and $1.8 million, respectively, for potential payment of interest and penalties.

State income tax expense is not material to the consolidated financial statements.

The Company made income tax payments of $30.0 million, $35.0 million and $24.0 million in 2012, 2011 and 2010, respectively. Current income taxes payable were $2.2 million and $12.1 million at December 31, 2012 and 2011, respectively, and were included in other liabilities on the consolidated balance sheets.

Reconciliations of the United States corporate income tax rate to the effective tax rate on income before income taxes are presented in the following table.

	Years Ended December 31, 2012	2011	2010
United States corporate tax rate	**35%**	35%	35%
Tax-exempt investment income	**(12)**	(18)	(11)
Uncertain tax positions	**—**	(2)	(1)
Tax credits	**—**	—	1
Foreign operations	**(5)**	6	(13)
Other	**(1)**	1	(2)
EFFECTIVE TAX RATE	**17%**	22%	9%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The 2012 effective tax rate included a 5% income tax benefit related to foreign operations, which was primarily the result of applying a lower foreign tax rate to 2012 income from foreign operations. The 2011 effective tax rate included a 6% income tax expense related to foreign operations, which was primarily the result of a change in the United Kingdom tax rate that reduced the deferred tax assets to be realized in the future and the impact of applying a lower foreign tax rate to 2011 losses from foreign operations. The 2010 effective tax rate included a 13% income tax benefit related to foreign operations, of which 11% was a result of a change in the Company's plans regarding the amount of earnings considered reinvested indefinitely in foreign subsidiaries.

The following table presents the components of domestic and foreign deferred tax assets and liabilities.

(dollars in thousands)	December 31, **2012**	2011
Assets:		
Differences between financial reporting and tax bases	**$ 81,432**	$ 85,321
Unpaid losses and loss adjustment expenses not yet deductible for income tax purposes	**122,217**	114,402
Unearned premiums recognized for income tax purposes	**42,938**	39,110
Other-than-temporary impairments not yet deductible for income tax purposes	**40,450**	43,387
Net operating loss carryforwards	**7,388**	85,700
Tax credit carryforwards	**41,387**	31,718
Total gross deferred tax assets	**335,812**	399,638
Liabilities:		
Differences between financial reporting and tax bases	**33,450**	21,114
Deferred policy acquisition costs	**36,039**	44,730
Net unrealized gains on investments	**406,295**	315,692
Amortization of goodwill and other intangible assets	**28,931**	29,205
Total gross deferred tax liabilities	**504,715**	410,741
NET DEFERRED TAX LIABILITY	**$ (168,903)**	$ (11,103)

The net deferred tax liability at December 31, 2012 and December 31, 2011 was included in other liabilities on the consolidated balance sheets.

At December 31, 2012, the Company had tax credit carryforwards of $41.4 million. The earliest any of these credits will expire is 2019.

At December 31, 2012, the Company had net operating losses of $70.7 million that can be used to offset future income that is taxable in the United States from Markel Capital Limited, a wholly owned United Kingdom subsidiary. The Company's ability to use these losses in the United States expires between the years 2021 and 2031.

The Company estimates that it will realize $335.8 million of the gross deferred tax assets, including net operating losses, recorded at December 31, 2012 through the reversal of existing temporary differences attributable to the gross deferred tax liabilities.

At December 31, 2012, the Company had unrecognized tax benefits of $18.9 million. If recognized, $16.3 million of these tax benefits would decrease the annual effective tax rate. The Company does not currently anticipate any significant changes in unrecognized tax benefits during 2013.

The following table presents a reconciliation of unrecognized tax benefits.

(dollars in thousands)	Years Ended December 31, 2012	2011
Unrecognized tax benefits, beginning of year	**$ 19,586**	$ 24,585
Increases based upon tax positions taken during the current year	**888**	864
Increases for tax positions taken in prior years	**218**	156
Decreases for tax positions taken in prior years	**(764)**	(3,309)
Settlement with taxing authorities	**—**	(1,526)
Lapse of statute of limitations	**(1,058)**	(1,184)
UNRECOGNIZED TAX BENEFITS, END OF YEAR	**$ 18,870**	$ 19,586

At December 31, 2012, earnings of the Company's foreign subsidiaries are considered reinvested indefinitely and no provision for deferred United States income taxes has been recorded. It is not practicable to determine the amount of unrecorded deferred tax liabilities associated with such earnings due to the complexity of this calculation.

The Company is subject to income tax in the United States and in foreign jurisdictions. With few exceptions, the Company is no longer subject to income tax examination by tax authorities for years ended before January 1, 2009.

8. Unpaid Losses and Loss Adjustment Expenses

a) The following table presents a reconciliation of consolidated beginning and ending reserves for losses and loss adjustment expenses.

(dollars in thousands)	Years Ended December 31, 2012	2011	2010
Net reserves for losses and loss adjustment expenses, beginning of year	**$ 4,607,767**	$ 4,600,316	$ 4,540,654
Foreign currency movements, commutations and other	**30,359**	(7,496)	(5,070)
Adjusted net reserves for losses and loss adjustment expenses, beginning of year	**4,638,126**	4,592,820	4,535,584
Incurred losses and loss adjustment expenses:			
Current year	**1,553,070**	1,563,993	1,224,270
Prior years	**(399,002)**	(354,007)	(278,041)
Total incurred losses and loss adjustment expenses	**1,154,068**	1,209,986	946,229
Payments:			
Current year	**268,745**	291,837	269,469
Prior years	**931,955**	898,318	796,138
Total payments	**1,200,700**	1,190,155	1,065,607
Effect of foreign currency rate changes	**1,158**	(4,884)	1,773
Net reserves for losses and loss adjustment expenses of acquired insurance companies	**—**	—	182,337
Net reserves for losses and loss adjustment expenses, end of year	**4,592,652**	4,607,767	4,600,316
Reinsurance recoverable on unpaid losses	**778,774**	791,102	798,090
GROSS RESERVES FOR LOSSES AND LOSS ADJUSTMENT EXPENSES, END OF YEAR	**$ 5,371,426**	$ 5,398,869	$ 5,398,406

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Beginning of year net reserves for losses and loss adjustment expenses are adjusted, when applicable, for the impact of changes in foreign currency rates, commutations and other items. In 2012, beginning of year net reserves for losses and loss adjustment expenses were increased by a movement of $23.4 million in foreign currency rates of exchange. In 2011, beginning of year net reserves for losses and loss adjustment expenses were decreased by a movement of $14.1 million in foreign currency rates of exchange, which was offset in part by increases for other items including commutations. In 2010, beginning of year net reserves for losses and loss adjustment expenses were decreased by a movement of $19.1 million in foreign currency rates of exchange, which was offset in part by increases for other items including commutations.

Current year incurred losses and loss adjustment expenses for 2012 included $99.6 million of estimated net losses related to Hurricane Sandy. Current year incurred losses and loss adjustment expenses for 2011 included $150.9 million of estimated net losses related to the Thai floods, Hurricane Irene, U.S. tornadoes, Japanese earthquake and tsunami, Australian floods and New Zealand earthquakes. The estimated net losses on these natural catastrophes in 2012 and 2011 were net of estimated reinsurance recoverables of $77.6 million and $36.3 million, respectively.

In 2012, incurred losses and loss adjustment expenses included $399.0 million of favorable development on prior years' loss reserves, which was primarily due to $336.7 million of loss reserve redundancies experienced at Markel International and on the professional and products liability and casualty programs within the Excess and Surplus Lines segment as actual claims reporting patterns on prior accident years have been more favorable than the Company's actuarial analyses initially anticipated. The favorable development on prior years' loss reserves in 2012 was partially offset by $38.2 million of adverse development in prior years' loss reserves on asbestos and environmental exposures.

During the third quarter of each of the past three years, the Company completed an in-depth, actuarial review of its asbestos and environmental exposures. Over the past two years, the number of asbestos and environmental claims reported each year across the property and casualty industry has been on the decline. However, at the same time, the likelihood of making an indemnity payment has risen, thus increasing the average cost per reported claim. During the 2012 annual review, the Company reduced its estimate of the ultimate claims count, while increasing the estimate of the number of claims that would ultimately be closed with an indemnity payment. As a result, prior years' loss reserves for asbestos and environmental exposures were increased by $31.1 million. During the 2011 and 2010 reviews, the Company determined that no adjustment to loss reserves was necessary.

In 2011, incurred losses and loss adjustment expenses included $354.0 million of favorable development on prior years' loss reserves, which was primarily due to $265.8 million of loss reserve redundancies experienced at Markel International and on the professional and products liability and casualty programs within the Excess and Surplus Lines segment as actual claims reporting patterns on prior accident years have been more favorable than the Company's actuarial analyses initially anticipated.

In 2010, the Company recorded net reserves for losses and loss adjustment expenses of $182.3 million as a result of the acquisition of its FirstComp workers' compensation insurance unit. These reserves were recorded at fair value as part of the Company's purchase accounting.

In 2010, incurred losses and loss adjustment expenses included $278.0 million of favorable development on prior years' loss reserves, which was primarily due to $214.4 million of loss reserve redundancies experienced at Markel International and on the professional and products liability programs within the Excess and Surplus Lines segment as actual claims reporting patterns on prior accident years have been more favorable than initially anticipated within the Company's actuarial analyses.

Inherent in the Company's reserving practices is the desire to establish loss reserves that are more likely redundant than deficient. As such, the Company seeks to establish loss reserves that will ultimately prove to be adequate. Furthermore, the Company's philosophy is to price its insurance products to make an underwriting profit. Management continually attempts to improve its loss estimation process by refining its ability to analyze loss development patterns, claim payments and other information, but uncertainty remains regarding the potential for adverse development of estimated ultimate liabilities.

The Company uses a variety of techniques to establish the liabilities for unpaid losses and loss adjustment expenses, all of which involve significant judgments and assumptions. These techniques include detailed statistical analysis of past claim reporting, settlement activity, claim frequency and severity, policyholder loss experience, industry loss experience and changes in market conditions, policy forms and exposures. Greater judgment may be required when new product lines are introduced or when there have been changes in claims handling practices, as the statistical data available may be insufficient. The Company's estimates reflect implicit and explicit assumptions regarding the potential effects of external factors, including economic and social inflation, judicial decisions, law changes, general economic conditions and recent trends in these factors. In some of the Company's markets, and where the Company acts as a reinsurer, the timing and amount of information reported about underlying claims are in the control of third parties. This can also affect estimates and require re-estimation as new information becomes available.

The Company believes the process of evaluating past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. Management currently believes the Company's gross and net reserves, including the reserves for asbestos and environmental exposures, are adequate. However, there is no precise method for evaluating the impact of any significant factor on the adequacy of reserves, and actual results will differ from original estimates.

b) The Company's exposure to asbestos and environmental (A&E) claims results from policies written by acquired insurance operations before their acquisitions by the Company. The Company's exposure to A&E claims originated from umbrella, excess and commercial general liability (CGL) insurance policies and assumed reinsurance contracts that were written on an occurrence basis from the 1970s to mid-1980s. Exposure also originated from claims-made policies that were designed to cover environmental risks provided that all other terms and conditions of the policy were met.

A&E claims include property damage and clean-up costs related to pollution, as well as personal injury allegedly arising from exposure to hazardous materials. After 1986, the Company began underwriting CGL coverage with pollution exclusions, and in some lines of business the Company began using a claims-made form. These changes significantly reduced the Company's exposure to future A&E claims on post-1986 business.

The following table provides a reconciliation of beginning and ending A&E reserves for losses and loss adjustment expenses, which are a component of consolidated unpaid losses and loss adjustment expenses. Amounts included in the following table are presented before consideration of reinsurance allowances.

	Years Ended December 31,		
(dollars in thousands)	**2012**	2011	2010
Net reserves for A&E losses and loss adjustment expenses, beginning of year	**$ 244,772**	$ 216,034	$ 229,030
Commutations and other	**(897)**	36,271	111
Adjusted net reserves for A&E losses and loss adjustment expenses, beginning of year	**243,875**	252,305	229,141
Incurred losses and loss adjustment expenses	**38,179**	(134)	(428)
Payments	**(21,263)**	(7,399)	(12,679)
Net reserves for A&E losses and loss adjustment expenses, end of year	**260,791**	244,772	216,034
Reinsurance recoverable on unpaid losses	**100,063**	89,391	132,021
GROSS RESERVES FOR A&E LOSSES AND LOSS ADJUSTMENT EXPENSES, END OF YEAR	**$ 360,854**	$ 334,163	$ 348,055

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Commutations and other for the year ended December 31, 2011 included a $40.0 million adjustment related to commutations completed by Markel International, which involved the termination of ceded reinsurance contracts. The adjustment was made with respect to commuted recoverables where the amount of the balance due from reinsurers was offset in full by a provision within the reinsurance allowance. The adjustment reduced the reinsurance recoverable on unpaid losses with a corresponding reduction to the reinsurance allowance for doubtful accounts. Accordingly, there was no impact on the reinsurance recoverable on unpaid losses or on net reserves for A&E losses and loss adjustment expenses, net of the reinsurance allowance, for any period presented. See note 13 for further discussion of the corresponding reduction to the reinsurance allowance.

At December 31, 2012, asbestos-related reserves were $274.5 million and $197.0 million on a gross and net basis, respectively. Net reserves for reported claims and net incurred but not reported reserves for A&E exposures were $150.8 million and $110.0 million, respectively, at December 31, 2012. Inception-to-date net paid losses and loss adjustment expenses for A&E related exposures totaled $384.3 million at December 31, 2012, which includes $74.8 million of litigation-related expense.

The Company's reserves for losses and loss adjustment expenses related to A&E exposures represent management's best estimate of ultimate settlement values. A&E reserves are monitored by management, and the Company's statistical analysis of these reserves is reviewed by the Company's independent actuaries. A&E exposures are subject to significant uncertainty due to potential loss severity and frequency resulting from the uncertain and unfavorable legal climate. A&E reserves could be subject to increases in the future; however, management believes the Company's gross and net A&E reserves at December 31, 2012 are adequate.

9. Senior Long-Term Debt and Other Debt

The following table summarizes the Company's senior long-term debt and other debt.

(dollars in thousands)	December 31, 2012	December 31, 2011
6.80% unsecured senior notes, due February 15, 2013, interest payable semi-annually, net of unamortized discount of $45 in 2012 and $314 in 2011	**$ 246,619**	$ 246,351
7.125% unsecured senior notes, due September 30, 2019, interest payable semi-annually, net of unamortized discount of $1,909 in 2012 and $2,192 in 2011	**348,091**	347,808
5.35% unsecured senior notes, due June 1, 2021, interest payable semi-annually, net of unamortized discount of $1,738 in 2012 and $1,944 in 2011	**248,262**	248,056
4.90% unsecured senior notes, due July 1, 2022, interest payable semi-annually, net of unamortized discount of $2,653 in 2012	**347,347**	—
7.35% unsecured senior notes, due August 15, 2034, interest payable semi-annually, net of unamortized discount of $2,291 in 2012 and $2,397 in 2011	**197,710**	197,603
7.50% unsecured senior debentures, due August 22, 2046, interest payable quarterly, net of unamortized discount of $3,976 in 2011	**—**	146,024
Subsidiary debt, at various interest rates ranging from 2.0% to 6.5%	**104,521**	107,678
SENIOR LONG-TERM DEBT AND OTHER DEBT	**$ 1,492,550**	$ 1,293,520

On June 1, 2011, the Company issued $250 million of 5.35% unsecured senior notes due June 1, 2021. Net proceeds to the Company were $247.9 million.

On September 23, 2011, the Company entered into an amended and restated revolving credit facility, which provides $150 million of capacity for working capital and other general corporate purposes. The capacity of the revolving credit facility may be increased to $300 million subject to certain terms and conditions. The Company may select from two interest rate options for balances outstanding under the facility and pays a commitment fee (0.25% at December 31, 2012) on the unused portion of the facility based on the Company's debt to equity leverage ratio as calculated under the agreement. At December 31, 2012 and 2011, the Company had no borrowings outstanding under the facility. This facility replaced the Company's previous $270 million revolving credit facility and expires in September 2015. At December 31, 2012, the Company was in compliance with all covenants contained in its revolving credit facility. To the extent that the Company is not in compliance with its covenants, the Company's access to the credit facility could be restricted. While the Company believes this to be unlikely, the inability to access the credit facility could adversely affect the Company's liquidity.

On July 2, 2012, the Company issued $350 million of 4.90% unsecured senior notes due July 1, 2022. Net proceeds to the Company were $347.2 million. On August 1, 2012, the Company used a portion of these proceeds to redeem its 7.50% unsecured senior debentures due August 22, 2046 at a redemption price equal to 100% of their principal amount, or $150 million. This redemption resulted in a loss of $4.1 million, which is reflected in net realized investment gains. The proceeds from the July 2012 issuance were also used to pre-fund the repayment of the Company's 6.80% unsecured senior notes due February 15, 2013.

On February 15, 2013, the Company repaid its 6.80% unsecured senior notes ($246.7 million principal amount outstanding at December 31, 2012).

The Company's 7.125% unsecured senior notes due September 30, 2019, 5.35% unsecured senior notes due June 1, 2021 and 4.90% unsecured senior notes due July 1, 2022 are redeemable by the Company at any time, subject to payment of a make-whole premium to the noteholders. The Company's 7.35% unsecured senior notes due August 15, 2034 are not redeemable. None of the Company's senior long-term debt is subject to any sinking fund requirements.

The Company's subsidiary debt is primarily associated with its non-insurance operations and is non-recourse to the holding company. The debt of the Company's non-insurance subsidiaries generally is secured by the assets of those subsidiaries. ParkLand Ventures, Inc. (ParkLand), a subsidiary of the Company, has formed subsidiaries for the purpose of acquiring and financing real estate (the real estate subsidiaries). The assets of the real estate subsidiaries, which are not material to the Company, are consolidated in accordance with U.S. GAAP but are not available to satisfy the debt and other obligations of the Company or any affiliates other than the real estate subsidiaries.

The estimated fair value based on quoted market prices of the Company's senior long-term debt and other debt was $1.7 billion and $1.4 billion at December 31, 2012 and 2011, respectively.

The following table summarizes the future principal payments due at maturity on senior long-term debt and other debt as of December 31, 2012.

Years Ending December 31,	*(dollars in thousands)*
2013	**$ 259,461**
2014	**7,454**
2015	**5,785**
2016	**12,640**
2017	**9,877**
2018 and thereafter	**1,205,969**
Total principal payments	**$ 1,501,186**
Unamortized discount	**(8,636)**
SENIOR LONG-TERM DEBT AND OTHER DEBT	**$ 1,492,550**

The Company paid $92.9 million, $84.1 million and $72.9 million in interest on its senior long-term debt and other debt during the years ended December 31, 2012, 2011 and 2010, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. Shareholders' Equity

a) The Company had 50,000,000 shares of no par value common stock authorized of which 9,629,160 shares and 9,620,985 shares were issued and outstanding at December 31, 2012 and 2011, respectively. The Company also has 10,000,000 shares of no par value preferred stock authorized, none of which was issued or outstanding at December 31, 2012 or 2011.

The Company's Board of Directors has approved the repurchase of up to $200 million of common stock under a share repurchase program (the Program). Under the Program, the Company may repurchase outstanding shares of common stock from time to time, primarily through open-market transactions. The Program has no expiration date but may be terminated by the Board of Directors at any time. As of December 31, 2012, the Company had repurchased 154,842 shares of common stock at a cost of $60.5 million under the Program.

b) Net income per share was determined by dividing adjusted net income to shareholders by the applicable weighted average shares outstanding.

	Years Ended December 31,		
(in thousands, except per share amounts)	**2012**	2011	2010
Net income to shareholders	**$ 253,385**	$ 142,026	$ 266,793
Less: Adjustment of redeemable noncontrolling interests	**3,101**	—	—
Adjusted net income to shareholders	**$ 250,284**	$ 142,026	$ 266,793
Basic common shares outstanding	**9,640**	9,686	9,768
Dilutive potential common shares	**26**	40	17
Diluted shares outstanding	**9,666**	9,726	9,785
Basic net income per share	**$ 25.96**	$ 14.66	$ 27.31
Diluted net income per share	**$ 25.89**	$ 14.60	$ 27.27

Average closing common stock market prices are used to calculate the dilutive effect attributable to restricted stock.

c) The Company's Employee Stock Purchase and Bonus Plan provides a method for employees and directors to purchase shares of the Company's common stock on the open market. The plan encourages share ownership by providing for the award of bonus shares to participants equal to 10% of the net increase in the number of shares owned under the plan in a given year, excluding shares acquired through the plan's loan program component. Under the loan program, the Company offers subsidized unsecured loans so participants may purchase shares and awards bonus shares equal to 5% of the shares purchased with a loan. The Company has authorized 100,000 shares for purchase under this plan, of which 46,889 and 52,654 shares were available for purchase at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, loans outstanding under the plan, which are included in receivables on the consolidated balance sheets, totaled $11.4 million and $13.1 million, respectively.

d) Effective April 1, 2012, the Company adopted the 2012 Equity Incentive Compensation Plan (2012 Compensation Plan), which replaced the Markel Corporation Omnibus Incentive Plan (Omnibus Incentive Plan). Similar to the Omnibus Incentive Plan, the 2012 Compensation Plan provides for grants and awards of restricted stock, restricted stock units, performance grants, and other stock based awards to employees and directors. As of the effective date of the 2012 Compensation Plan, no further awards may be granted under the Omnibus Incentive Plan, but any existing awards under the Omnibus Incentive Plan will continue in effect in accordance with their terms and the provisions of the Omnibus Incentive Plan. The 2012 Compensation Plan is administered by the Compensation Committee of the Company's Board of Directors (Compensation Committee). At December 31, 2012, there were 148,733 shares reserved for issuance under the 2012 Compensation Plan.

Restricted stock units are awarded to certain associates and executive officers based upon meeting performance conditions determined by the Compensation Committee. These awards generally vest at the end of the fifth year following the year for which the Compensation Committee determines performance conditions have been met. At the end of the vesting period, recipients are entitled to receive one share of the Company's common stock for each vested restricted stock unit. During 2012, the Company awarded 3,300 restricted stock units to associates and executive officers based on performance conditions being met.

Restricted stock units also are awarded to associates and executive officers to assist the Company in securing or retaining the services of key employees. During 2012, the Company awarded 13,402 restricted stock units to associates and executive officers as a hiring or retention incentive. These awards generally vest over a five-year period and entitle the recipient to receive one share of the Company's common stock for each vested restricted stock unit.

During 2012, the Company awarded 1,267 shares of restricted stock to its non-employee directors. The shares awarded to non-employee directors will vest in 2013.

The following table summarizes nonvested share-based awards.

	Number of Awards	Weighted Average Grant-Date Fair Value
Nonvested awards at January 1, 2012	**50,266**	**$ 386.74**
Granted	**17,969**	**412.04**
Vested	**(10,921)**	**434.25**
Forfeited	**(1,734)**	**369.39**
Nonvested awards at December 31, 2012	**55,580**	**$ 388.58**

The fair value of the Company's share-based awards issued under the Omnibus Incentive Plan was determined based on the average price of the Company's common shares on the grant date. The fair value of the Company's share-based awards granted under the 2012 Compensation Plan is determined based on the closing price of the Company's common shares on the grant date. The weighted average grant-date fair value of the Company's share-based awards granted in 2012, 2011 and 2010 was $412.04, $408.60 and $358.48, respectively. As of December 31, 2012, unrecognized compensation cost related to nonvested share-based awards was $12.4 million, which is expected to be recognized over a weighted average period of 3.1 years. The fair value of the Company's share-based awards that vested during 2012, 2011 and 2010 was $4.7 million, $5.3 million and $1.4 million, respectively.

e) In connection with the acquisition of Aspen Holdings, Inc. in October 2010, the Company provided for the conversion of options issued under the Aspen Holdings, Inc. 2008 Stock Option Plan and the Aspen Holdings, Inc. 2008 Stock Option Plan for Non-Employee Directors (the Aspen Option Plans) into options to purchase 58,116 of the Company's common shares. No further options are available for issuance under the Aspen Option Plans. The options issued were fully vested and exercisable upon conversion and expire ten years from the original date of issue or sooner upon the recipient's termination of employment or death. The options issued had a weighted average exercise price of $225.94 and a grant-date fair value of $157.15.

The fair value of the options was estimated on the grant date using the Black-Scholes option pricing model. Assumptions used in the pricing model included an expected annual volatility of 35%, a risk-free rate of approximately 1% and an expected term of four years. The expected annual volatility was based on the historical volatility of the Company's stock and other factors. The risk-free rate was based on the U.S. Treasury yield curve, with a remaining term equal to the expected life assumption at the grant date. The expected term of the options granted represents the period of time that the options were expected to be outstanding at the grant date. Historical data was used to estimate option exercises and employee termination within the pricing model.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table summarizes additional information with respect to these options.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(years)*	Intrinsic Value *(in millions)*
Outstanding and exercisable, January 1, 2012	**44,861**	**$ 232.44**		
Exercised	**39,183**	**$ 233.40**		
Outstanding and exercisable, December 31, 2012	**5,678**	**$ 225.83**	**5.4**	**$ 1.2**

During 2012, 39,183 options were exercised under the Aspen Option Plans, resulting in cash proceeds of $9.1 million and a current tax benefit of $2.5 million. The intrinsic value of options exercised in 2012 was $7.1 million. During 2011, 5,660 options were exercised under the Aspen Option Plans, resulting in cash proceeds of $1.2 million and a current tax benefit of $0.4 million. The intrinsic value of options exercised in 2011 was $1.1 million. During 2010, 7,595 options were exercised under the Aspen Option Plans, resulting in cash proceeds of $1.5 million and a current tax benefit of $0.4 million. The intrinsic value of options exercised in 2010 was $1.3 million.

11. Other Comprehensive Income

Other comprehensive income includes net holding gains arising during the period, changes in unrealized other-than-temporary impairment losses on fixed maturities arising during the period and reclassification adjustments for net gains included in net income. Other comprehensive income also includes changes in foreign currency translation adjustments and changes in net actuarial pension loss.

The following table summarizes the deferred tax expense (benefit) associated with each component of other comprehensive income.

	Years Ended December 31,		
(dollars in thousands)	**2012**	2011	2010
Change in net unrealized gains on investments:			
Net holding gains arising during the period	**$ 122,524**	$ 68,064	$ 96,555
Change in unrealized other-than-temporary impairment losses on fixed maturities arising during the period	**(49)**	2,107	316
Reclassification adjustments for net gains included in net income	**(10,881)**	(10,890)	(16,624)
Change in net unrealized gains on investments	**111,594**	59,281	80,247
Change in foreign currency translation adjustments	**(446)**	250	6,579
Change in net actuarial pension loss	**1,991**	(3,153)	1,069
TOTAL	**$ 113,139**	$ 56,378	$ 87,895

12. Fair Value Measurements

FASB ASC 820-10, *Fair Value Measurements and Disclosures*, establishes a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the assets or liabilities fall within different levels of the hierarchy, the classification is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Classification of assets and liabilities within the hierarchy considers the markets in which the assets and liabilities are traded and the reliability and transparency of the assumptions used to determine fair value. The hierarchy requires the use of observable market data when available. The levels of the hierarchy are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3 - Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

In accordance with FASB ASC 820, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods, including the market, income and cost approaches. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The following section describes the valuation methodologies used by the Company to measure assets and liabilities at fair value, including an indication of the level within the fair value hierarchy in which each asset or liability is generally classified.

Investments available-for-sale. Investments available-for-sale are recorded at fair value on a recurring basis and include fixed maturities, equity securities and short-term investments. Short-term investments include certificates of deposit, commercial paper, discount notes and treasury bills with original maturities of one year or less. Fair value for investments available-for-sale is determined by the Company after considering various sources of information, including information provided by a third party pricing service. The pricing service provides prices for substantially all of the Company's fixed maturities and equity securities. In determining fair value, the Company generally does not adjust the prices obtained from the pricing service. The Company obtains an understanding of the pricing service's valuation methodologies and related inputs, which include, but are not limited to, reported trades, benchmark yields, issuer spreads, bids, offers, duration, credit ratings, estimated cash flows and prepayment speeds. The Company validates prices provided by the pricing service by reviewing prices from other pricing sources and analyzing pricing data in certain instances.

The Company has evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Level 1 investments include those traded on an active exchange, such as the New York Stock Exchange. Level 2 investments include U.S. Treasury securities and obligations of U.S. government agencies, municipal bonds, foreign government bonds, residential mortgage-backed securities and corporate debt securities.

Fair value for investments available-for-sale is measured based upon quoted prices in active markets, if available. Due to variations in trading volumes and the lack of quoted market prices, fixed maturities are classified as Level 2 investments. The fair value of fixed maturities is normally derived through recent reported trades for identical or similar securities, making adjustments through the reporting date based upon available market observable data described above. If there are no recent reported trades, the fair value of fixed maturities may be derived through the use of matrix pricing or model processes, where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Significant inputs used to determine the fair value of obligations of states, municipalities and political subdivisions, corporate bonds and obligations of foreign governments include reported trades, benchmark yields, issuer spreads, bids, offers, credit information and estimated cash flows. Significant inputs used to determine the fair value of residential mortgage-backed securities include the type of underlying mortgage loans, benchmark yields, prepayment speeds, collateral information, tranche type and volatility, estimated cash flows, credit information, default rates, recovery rates, issuer spreads and the year of issue.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Derivatives. Derivatives are recorded at fair value on a recurring basis and include a credit default swap. The fair value of the credit default swap is measured by the Company using an external valuation model. See note 20 for a discussion of the valuation model for the credit default swap, including the key inputs and assumptions used in the model and a description of the valuation processes used by the Company. Due to the significance of unobservable inputs required in measuring the fair value of the credit default swap, the credit default swap has been classified as Level 3 within the fair value hierarchy.

Senior long-term debt and other debt. Senior long-term debt and other debt is carried at amortized cost with the estimated fair value disclosed on the consolidated balance sheets. Senior long-term debt and other debt is classified as Level 2 within the fair value hierarchy due to variations in trading volumes and the lack of quoted market prices. Fair value for senior long-term debt and other debt is generally derived through recent reported trades for identical securities, making adjustments through the reporting date, if necessary, based upon available market observable data including U.S. Treasury securities and implied credit spreads. Significant inputs used to determine the fair value of senior long-term debt and other debt include reported trades, benchmark yields, issuer spreads, bids and offers.

The following tables present the balances of assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy.

	December 31, 2012			
(dollars in thousands)	Level 1	Level 2	Level 3	Total
Assets:				
Investments available-for-sale:				
Fixed maturities:				
U.S. Treasury securities and obligations of U.S. government agencies	$ —	$ 317,507	$ —	$ 317,507
Obligations of states, municipalities and political subdivisions	—	2,831,562	—	2,831,562
Foreign governments	—	556,608	—	556,608
Residential mortgage-backed securities	—	215,377	—	215,377
Asset-backed securities	—	14,345	—	14,345
Corporate bonds	—	1,043,884	—	1,043,884
Total fixed maturities	—	4,979,283	—	4,979,283
Equity securities:				
Insurance companies, banks and trusts	898,067	—	—	898,067
Industrial, consumer and all other	1,508,884	—	—	1,508,884
Total equity securities	2,406,951	—	—	2,406,951
Short-term investments	888,758	84,572	—	973,330
Total investments available-for-sale	$ 3,295,709	$ 5,063,855	$ —	$ 8,359,564
Liabilities:				
Derivative contracts	$ —	$ —	$ 12,690	$ 12,690

(dollars in thousands)	December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets:				
Investments available-for-sale:				
Fixed maturities:				
U.S. Treasury securities and obligations of U.S. government agencies	$ —	$ 322,193	$ —	$ 322,193
Obligations of states, municipalities and political subdivisions	—	2,930,521	—	2,930,521
Foreign governments	—	616,814	—	616,814
Residential mortgage-backed securities	—	389,184	—	389,184
Asset-backed securities	—	16,818	—	16,818
Corporate bonds	—	1,262,644	—	1,262,644
Total fixed maturities	—	5,538,174	—	5,538,174
Equity securities:				
Insurance companies, banks and trusts	684,703	—	—	684,703
Industrial, consumer and all other	1,189,224	—	—	1,189,224
Total equity securities	1,873,927	—	—	1,873,927
Short-term investments	477,348	63,666	—	541,014
Total investments available-for-sale	$ 2,351,275	$ 5,601,840	$ —	$ 7,953,115
Liabilities:				
Derivative contracts	$ —	$ —	$ 29,331	$ 29,331

The following table summarizes changes in Level 3 liabilities measured at fair value on a recurring basis.

(dollars in thousands)	**2012**	2011
Derivatives, beginning of period	**$ 29,331**	$ 25,228
Total losses (gains) included in:		
Net income	**(16,641)**	4,103
Other comprehensive income	**—**	—
Transfers into Level 3	**—**	—
Transfers out of Level 3	**—**	—
Derivatives, end of period	**$ 12,690**	$ 29,331
Net unrealized losses (gains) included in net income relating to liabilities held at December 31, 2012 and 2011	**$ (16,641)**[1]	$ 4,103[1]

[1] Included in net investment income in the consolidated statements of income and comprehensive income.

There were no transfers into or out of Level 1 and Level 2 during 2012 or 2011. The Company did not have any assets or liabilities measured at fair value on a non-recurring basis during the years ended December 31, 2012 and 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13. Reinsurance

The Company uses reinsurance to manage its net retention on individual risks and overall exposure to losses while providing it with the ability to offer policies with sufficient limits to meet policyholder needs. In a reinsurance transaction, an insurance company transfers, or cedes, all or part of its exposure in return for a portion of the premium. The ceding of insurance does not legally discharge the Company from its primary liability for the full amount of the policies, and the Company will be required to pay the loss and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement.

A credit risk exists with reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. Allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from its exposure to individual reinsurers. At December 31, 2012 and 2011, balances recoverable from the Company's ten largest reinsurers, by group, represented approximately 74% and 72%, respectively, of the reinsurance recoverable on paid and unpaid losses, before considering reinsurance allowances. At December 31, 2012, the Company's largest reinsurance balance was due from the Munich Re Group and represented 18% of the reinsurance recoverable on paid and unpaid losses, before considering reinsurance allowances.

To further reduce credit exposure to reinsurance recoverable balances, the Company has received collateral, including letters of credit and trust accounts, from certain reinsurers. Collateral related to these reinsurance agreements is available, without restriction, when the Company pays losses covered by the reinsurance agreements.

The following table summarizes the Company's reinsurance allowance for doubtful accounts.

	Years Ended December 31,		
(dollars in thousands)	**2012**	2011	2010
Reinsurance allowance, beginning of year	**$ 69,067**	$ 155,190	$ 151,339
Additions	**24,179**	8,504	7,927
Deductions	**(22,098)**	(94,627)	(4,076)
Reinsurance allowance, end of year	**$ 71,148**	$ 69,067	$ 155,190

Deductions for the year ended December 31, 2011 included a $78.5 million adjustment related to commutations completed by Markel International, which involved the termination of ceded reinsurance contracts. Of the total adjustment, $40.0 million related to reinsurance recoverables on losses and loss adjustment expenses for A&E related exposures. The adjustment had no impact on the reinsurance recoverable on unpaid losses, net of the reinsurance allowance, for any period presented.

Management believes the Company's reinsurance allowance for doubtful accounts is adequate at December 31, 2012; however, the deterioration in the credit quality of existing reinsurers or disputes over reinsurance agreements could result in additional charges.

The following table summarizes the effect of reinsurance on premiums written and earned.

	Years Ended December 31,					
(dollars in thousands)	**2012**		2011		2010	
	Written	**Earned**	Written	Earned	Written	Earned
Direct	**$ 2,115,353**	**$ 2,057,735**	$ 1,957,397	$ 1,873,512	$ 1,704,684	$ 1,681,027
Assumed	**398,328**	**376,186**	333,854	338,183	277,783	253,654
Ceded	**(299,555)**	**(286,793)**	(249,413)	(232,355)	(213,349)	(203,760)
NET PREMIUMS	**$ 2,214,126**	**$ 2,147,128**	$ 2,041,838	$ 1,979,340	$ 1,769,118	$ 1,730,921

Incurred losses and loss adjustment expenses were net of reinsurance recoverables (ceded incurred losses and loss adjustment expenses) of $165.8 million, $159.8 million and $61.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. Ceded incurred losses and loss adjustment expenses in 2012 included ceded losses on Hurricane Sandy of $77.6 million. Ceded incurred losses and loss adjustment expenses in 2011 included ceded losses on natural catastrophes of $36.3 million and ceded losses on two large losses in the Marine and Energy division within the London Insurance Market segment of $25.9 million. Ceded incurred losses and loss adjustment expenses in 2010 included ceded losses related to the Deepwater Horizon drilling rig explosion of $43.2 million.

The percentage of assumed earned premiums to net earned premiums was 18%, 17% and 15% for the years ended December 31, 2012, 2011 and 2010, respectively.

14. Commitments and Contingencies

a) The Company leases substantially all of its facilities and certain furniture and equipment under noncancelable operating leases with remaining terms up to 22 years.

The following table summarizes the Company's minimum annual rental commitments, excluding taxes, insurance and other operating costs payable directly by the Company, for noncancelable operating leases at December 31, 2012.

Years Ending December 31,	*(dollars in thousands)*
2013	**$ 23,324**
2014	**21,692**
2015	**19,735**
2016	**13,808**
2017	**16,608**
2018 and thereafter	**116,434**
TOTAL	**$ 211,601**

Rental expense was $28.1 million, $25.8 million and $22.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

b) Contingencies arise in the normal course of the Company's operations and are not expected to have a material impact on the Company's financial condition or results of operations.

15. Related Party Transactions

The Company engages in certain related party transactions in the normal course of business. These transactions are at arm's length and are immaterial to the Company's consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16. Statutory Financial Information

a) The following table includes selected information for the Company's wholly-owned domestic insurance subsidiaries as filed with state insurance regulatory authorities.

	Years Ended December 31,		
(dollars in thousands)	**2012**	2011	2010
Net income	**$ 127,179**	$ 180,744	$ 170,620
Statutory capital and surplus	**$ 1,455,077**	$ 1,460,813	$ 1,461,894

The laws of the domicile states of the Company's domestic insurance subsidiaries govern the amount of dividends that may be paid to the Company. Generally, statutes in the domicile states of the Company's domestic insurance subsidiaries require prior approval for payment of extraordinary as opposed to ordinary dividends. At December 31, 2012, the Company's domestic insurance subsidiaries could pay up to $186.5 million during the following 12 months under the ordinary dividend regulations.

In converting from statutory accounting principles to U.S. GAAP, typical adjustments include deferral of policy acquisition costs, differences in the calculation of deferred income taxes and the inclusion of net unrealized gains or losses relating to fixed maturities in shareholders' equity. The Company does not use any permitted statutory accounting practices that are different from prescribed statutory accounting practices.

b) MIICL files an annual audited return with the Financial Services Authority (FSA) in the United Kingdom. Assets and liabilities reported within the annual FSA return are prepared subject to specified rules concerning valuation and admissibility.

The following table summarizes MIICL's FSA Return net income and policyholders' surplus.

	Years Ended December 31,		
(dollars in thousands)	**2012**[1]	2011	2010
Net income	**$ 82,573**	$ 18,386	$ 80,688
Policyholders' surplus	**$ 485,043**	$ 431,272	$ 516,110

[1] Preliminary, as return has not yet been filed.

MIICL's ability to pay dividends is limited by applicable FSA requirements, which require MIICL to give 14 days advance notice to the FSA of its intention to declare and pay a dividend. In addition, MIICL must comply with the United Kingdom Companies Act of 2006, which provides that dividends may only be paid out of profits available for that purpose.

17. Segment Reporting Disclosures

The Company operates in three segments of the specialty insurance marketplace: the Excess and Surplus Lines, the Specialty Admitted and the London Insurance Market segments. The Company considers many factors, including the nature of its insurance products, production sources, distribution strategies and regulatory environment in determining how to aggregate operating segments.

All investing activities related to the Company's insurance operations are included in the Investing segment. For purposes of segment reporting, the Other Insurance (Discontinued Lines) segment includes lines of business that have been discontinued in conjunction with acquisitions. The Company's non-insurance operations primarily consist of controlling interests in various industrial and service businesses. For purposes of segment reporting, the Company's non-insurance operations are not considered to be a reportable operating segment.

The following table summarizes the Company's gross written premiums by country. Gross written premiums are attributed to individual countries based upon location of risk.

	Years Ended December 31,					
(dollars in thousands)	**2012**	**% of Total**	2011	% of Total	2010	% of Total
United States	**$ 1,768,011**	**70%**	$ 1,590,238	69%	$ 1,433,185	72%
United Kingdom	**147,891**	**6**	139,349	6	137,502	7
Canada	**120,542**	**5**	126,434	6	92,017	5
Other countries	**477,237**	**19**	435,230	19	319,763	16
TOTAL	**$ 2,513,681**	**100%**	$ 2,291,251	100%	$ 1,982,467	100%

Segment profit or loss for each of the Company's operating segments is measured by underwriting profit or loss. The property and casualty insurance industry commonly defines underwriting profit or loss as earned premiums net of losses and loss adjustment expenses and underwriting, acquisition and insurance expenses. Underwriting profit or loss does not replace operating income or net income computed in accordance with U.S. GAAP as a measure of profitability. Underwriting profit or loss provides a basis for management to evaluate the Company's underwriting performance. Segment profit for the Investing segment is measured by net investment income and net realized investment gains or losses.

For management reporting purposes, the Company allocates assets to its underwriting, investing and non-insurance operations. Underwriting assets are all assets not specifically allocated to the Investing segment or to the Company's non-insurance operations. Underwriting assets are not allocated to the Excess and Surplus Lines, Specialty Admitted, London Insurance Market or Other Insurance (Discontinued Lines) segments since the Company does not manage its assets by operating segment. Invested assets related to the Company's insurance operations are allocated to the Investing segment since these assets are available for payment of losses and expenses for all operating segments. The Company does not allocate capital expenditures for long-lived assets to any of its operating segments for management reporting purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

a) The following tables summarize the Company's segment disclosures.

(dollars in thousands)	Year Ended December 31, 2012					
	Excess and Surplus Lines	Specialty Admitted	London Insurance Market	Other Insurance (Discontinued Lines)	Investing	Consolidated
Gross premium volume	$ 956,273	$ 669,692	$ 887,720	$ (4)	$ —	$ 2,513,681
Net written premiums	811,601	628,147	774,383	(5)	—	2,214,126
Earned premiums	793,159	588,758	765,216	(5)	—	2,147,128
Losses and loss adjustment expenses	(388,793)	(381,870)	(362,330)	(21,075)	—	(1,154,068)
Prospective adoption of FASB ASU No. 2010-26[1]	(17,456)	(13,577)	(12,060)	—	—	(43,093)
Other amortization of policy acquisition costs	(135,573)	(96,770)	(152,673)	—	—	(385,016)
Other operating expenses	(201,196)	(143,377)	(156,587)	(203)	—	(501,363)
Underwriting profit (loss)	50,141	(46,836)	81,566	(21,283)	—	63,588
Net investment income	—	—	—	—	282,107	282,107
Net realized investment gains	—	—	—	—	31,593	31,593
Other revenues (insurance)	—	44,968	4,964	—	—	49,932
Other expenses (insurance)	—	(41,425)	(3,867)	—	—	(45,292)
Segment profit (loss)	$ 50,141	$ (43,293)	$ 82,663	$ (21,283)	$ 313,700	$ 381,928
Other revenues (non-insurance)						489,352
Other expenses (non-insurance)						(432,956)
Amortization of intangible assets						(33,512)
Interest expense						(92,762)
INCOME BEFORE INCOME TAXES						$ 312,050
U.S. GAAP COMBINED RATIO[2]	94%	108%	89%	NM[3]		97%

[1] Effective January 1, 2012, the Company prospectively adopted FASB ASU No. 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. At December 31, 2011, deferred policy acquisition costs included $43.1 million of costs that no longer met the criteria for deferral as of January 1, 2012 and were recognized into income during 2012, consistent with policy terms.

[2] The U.S. GAAP combined ratio is a measure of underwriting performance and represents the relationship of incurred losses, loss adjustment expenses and underwriting, acquisition and insurance expenses to earned premiums.

[3] NM — Ratio is not meaningful.

	Year Ended December 31, 2011					
(dollars in thousands)	Excess and Surplus Lines	Specialty Admitted	London Insurance Market	Other Insurance (Discontinued Lines)	Investing	Consolidated
Gross premium volume	$ 893,427	$ 572,392	$ 825,301	$ 131	$ —	$ 2,291,251
Net written premiums	772,279	543,213	726,359	(13)	—	2,041,838
Earned premiums	756,306	527,293	695,753	(12)	—	1,979,340
Losses and loss adjustment expenses	(318,583)	(364,144)	(531,625)	4,366	—	(1,209,986)
Amortization of policy acquisition costs	(172,269)	(129,731)	(177,454)	—	—	(479,454)
Other operating expenses	(156,419)	(78,509)	(96,149)	352	—	(330,725)
Underwriting profit (loss)	109,035	(45,091)	(109,475)	4,706	—	(40,825)
Net investment income	—	—	—	—	263,676	263,676
Net realized investment gains	—	—	—	—	35,857	35,857
Other revenues (insurance)	—	33,545	—	—	—	33,545
Other expenses (insurance)	—	(33,722)	—	—	—	(33,722)
Segment profit (loss)	$ 109,035	$ (45,268)	$ (109,475)	$ 4,706	$ 299,533	$ 258,531
Other revenues (non-insurance)						317,532
Other expenses (non-insurance)						(275,324)
Amortization of intangible assets						(24,291)
Interest expense						(86,252)
INCOME BEFORE INCOME TAXES						$ 190,196
U.S. GAAP COMBINED RATIO [1]	86%	109%	116%	NM[2]		102%

	Year Ended December 31, 2010					
(dollars in thousands)	Excess and Surplus Lines	Specialty Admitted	London Insurance Market	Other Insurance (Discontinued Lines)	Investing	Consolidated
Gross premium volume	$ 898,409	$ 375,036	$ 708,968	$ 54	$ —	$ 1,982,467
Net written premiums	797,518	348,634	622,799	167	—	1,769,118
Earned premiums	809,672	343,574	577,507	168	—	1,730,921
Losses and loss adjustment expenses	(413,998)	(208,519)	(320,350)	(3,362)	—	(946,229)
Amortization of policy acquisition costs	(190,903)	(85,521)	(149,469)	—	—	(425,893)
Other operating expenses	(169,221)	(48,283)	(81,553)	74	—	(298,983)
Underwriting profit (loss)	35,550	1,251	26,135	(3,120)	—	59,816
Net investment income	—	—	—	—	272,530	272,530
Net realized investment gains	—	—	—	—	36,362	36,362
Other revenues (insurance)	—	12,354	6,753	—	—	19,107
Other expenses (insurance)	—	(16,055)	(5,854)	—	—	(21,909)
Segment profit (loss)	$ 35,550	$ (2,450)	$ 27,034	$ (3,120)	$ 308,892	$ 365,906
Other revenues (non-insurance)						166,473
Other expenses (non-insurance)						(146,381)
Amortization of intangible assets						(16,824)
Interest expense						(73,663)
INCOME BEFORE INCOME TAXES						$ 295,511
U.S. GAAP COMBINED RATIO [1]	96%	100%	95%	NM[2]		97%

[1] The U.S. GAAP combined ratio is a measure of underwriting performance and represents the relationship of incurred losses, loss adjustment expenses and underwriting, acquisition and insurance expenses to earned premiums.

[2] NM — Ratio is not meaningful.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

b) The following table summarizes deferred policy acquisition costs, unearned premiums and unpaid losses and loss adjustment expenses by segment.

(dollars in thousands)	Deferred Policy Acquisition Costs	Unearned Premiums	Unpaid Losses and Loss Adjustment Expenses
December 31, 2012			
Excess and Surplus Lines	**$ 59,158**	**$ 410,731**	**$ 2,152,253**
Specialty Admitted	**43,810**	**280,811**	**796,093**
London Insurance Market	**54,497**	**308,719**	**1,958,249**
Other Insurance (Discontinued Lines)	**—**	**—**	**464,831**
TOTAL	**$ 157,465**	**$ 1,000,261**	**$ 5,371,426**
December 31, 2011			
Excess and Surplus Lines	$ 73,403	$ 382,632	$ 2,235,218
Specialty Admitted	54,399	238,581	717,642
London Insurance Market	66,872	294,717	1,981,895
Other Insurance (Discontinued Lines)	—	—	464,114
TOTAL	$ 194,674	$ 915,930	$ 5,398,869

c) The following table summarizes segment earned premiums by major product grouping.

(dollars in thousands)	Property	Casualty	Professional Liability	Workers' Compensation	Other	Consolidated
Year Ended December 31, 2012						
Excess and Surplus Lines	**$ 109,607**	**$ 227,880**	**$ 189,199**	**$ —**	**$ 266,473**	**$ 793,159**
Specialty Admitted	**148,311**	**163,955**	**—**	**242,021**	**34,471**	**588,758**
London Insurance Market	**259,571**	**126,441**	**162,554**	**—**	**216,650**	**765,216**
Other Insurance (Discontinued Lines)	**—**	**—**	**—**	**—**	**(5)**	**(5)**
EARNED PREMIUMS	**$ 517,489**	**$ 518,276**	**$ 351,753**	**$ 242,021**	**$ 517,589**	**$ 2,147,128**
Year Ended December 31, 2011						
Excess and Surplus Lines	$ 103,406	$ 214,565	$ 197,131	$ —	$ 241,204	$ 756,306
Specialty Admitted	135,077	140,805	—	200,797	50,614	527,293
London Insurance Market	231,798	117,062	173,101	—	173,792	695,753
Other Insurance (Discontinued Lines)	—	—	—	—	(12)	(12)
EARNED PREMIUMS	$ 470,281	$ 472,432	$ 370,232	$ 200,797	$ 465,598	$ 1,979,340
Year Ended December 31, 2010						
Excess and Surplus Lines	$ 138,879	$ 202,379	$ 215,394	$ —	$ 253,020	$ 809,672
Specialty Admitted	121,268	135,338	—	36,853	50,115	343,574
London Insurance Market	201,796	50,305	176,706	—	148,700	577,507
Other Insurance (Discontinued Lines)	—	—	—	—	168	168
EARNED PREMIUMS	$ 461,943	$ 388,022	$ 392,100	$ 36,853	$ 452,003	$ 1,730,921

The Company does not manage products at this level of aggregation. The Company offers over 100 product lines and manages these products in logical groupings within each operating segment.

d) The following table reconciles segment assets to the Company's consolidated balance sheets.

	December 31,		
(dollars in thousands)	**2012**	2011	2010
Segment assets:			
Investing	**$ 9,277,697**	$ 8,692,391	$ 8,198,401
Underwriting	**2,387,305**	2,209,431	2,273,621
Total segment assets	**$ 11,665,002**	$ 10,901,822	$ 10,472,022
Non-insurance operations	**891,586**	630,281	353,567
TOTAL ASSETS	**$ 12,556,588**	$ 11,532,103	$ 10,825,589

18. Employee Benefit Plans

a) The Company maintains defined contribution plans for employees of its United States insurance operations in accordance with Section 401(k) of the Internal Revenue Code. Employees of the Company's non-insurance subsidiaries are provided post-retirement benefits under separate plans. The Company also provides another defined contribution plan for Markel International employees, which is in line with local market terms and conditions of employment. Expenses relating to the Company's defined contribution plans were $19.1 million, $17.8 million and $14.4 million in 2012, 2011 and 2010, respectively.

b) The Terra Nova Pension Plan is a defined benefit plan which covers Markel International employees who meet the eligibility conditions set out in the plan. The plan has been closed to new participants since 2001. The cost of providing pensions for employees is charged to earnings over the average working life of employees according to actuarial recommendations. Final benefits are based on the employee's years of credited service and the higher of pensionable compensation received in the calendar year preceding retirement or the best average pensionable compensation received in any three consecutive years in the 10 years preceding retirement. Effective April 1, 2012, employees are no longer accruing benefits for future service in the Terra Nova Pension Plan. The Company uses December 31 as the measurement date for the Terra Nova Pension Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table summarizes the funded status of the Terra Nova Pension Plan and the amounts recognized on the accompanying consolidated balance sheets of the Company.

(dollars in thousands)	Years Ended December 31, 2012	2011
Change in projected benefit obligation:		
Projected benefit obligation at beginning of period	**$ 141,163**	$ 130,266
Service cost	**361**	1,357
Interest cost	**6,815**	7,115
Participant contributions	**81**	319
Benefits paid	**(2,938)**	(3,045)
Actuarial loss (gain)	**(601)**	6,440
Effect of foreign currency rate changes	**6,446**	(1,289)
Projected benefit obligation at end of year	**$ 151,327**	$ 141,163
Change in plan assets:		
Fair value of plan assets at beginning of period	**$ 139,325**	$ 134,589
Actual gain on plan assets	**15,251**	1,755
Employer contributions	**5,737**	6,786
Participant contributions	**81**	319
Benefits paid	**(2,938)**	(3,045)
Effect of foreign currency rate changes	**6,634**	(1,079)
Fair value of plan assets at end of year	**$ 164,090**	$ 139,325
Funded status of the plan	**$ 12,763**	$ (1,838)
Net actuarial pension loss	**48,021**	56,676
TOTAL	**$ 60,784**	$ 54,838

Net actuarial pension loss is recognized as a component of accumulated other comprehensive income, net of a tax benefit of $13.5 million and $15.5 million in 2012 and 2011, respectively. The asset for pension benefits, also referred to as the funded status of the plan, at December 31, 2012 was included in other assets on the consolidated balance sheet. The liability for pension benefits at December 31, 2011 was included in other liabilities on the consolidated balance sheet.

The following table summarizes the components of net periodic benefit cost and the weighted average assumptions for the Terra Nova Pension Plan.

(dollars in thousands)	Years Ended December 31, 2012	2011	2010
Components of net periodic benefit cost:			
Service cost	**$ 361**	$ 1,357	$ 1,238
Interest cost	**6,815**	7,115	6,812
Expected return on plan assets	**(9,788)**	(9,834)	(8,645)
Amortization of net actuarial pension loss	**2,590**	1,908	1,931
NET PERIODIC BENEFIT COST	**$ (22)**	$ 546	$ 1,336
Weighted average assumptions as of December 31:			
Discount rate	**4.5%**	4.8%	5.4%
Expected return on plan assets	**6.6%**	6.6%	6.8%
Rate of compensation increase	**3.1%**	3.2%	4.5%

The projected benefit obligation and the net periodic benefit cost are determined by independent actuaries using assumptions provided by the Company. In determining the discount rate, the Company uses the current yield on high-quality, fixed-income investments that have maturities corresponding to the anticipated timing of estimated defined benefit payments. The Company's discount rate approximates a bond yield from a published index that includes "AA" rated corporate bonds with maturities of 15 years or more. The expected return on plan assets is estimated based upon the anticipated average yield on plan assets and reflects expected changes in the allocation of plan assets. Asset returns reflect management's belief that 4.5% is a reasonable rate of return to anticipate for fixed maturities given current market conditions and future expectations. In addition, the expected return on plan assets includes an assumption that equity securities will outperform fixed maturities by approximately 3.5% over the long term. The rate of compensation increase is based upon historical experience and management's expectation of future compensation.

Management's discount rate and rate of compensation increase assumptions at December 31, 2012 were used to calculate the Company's projected benefit obligation. Management's discount rate, expected return on plan assets and rate of compensation increase assumptions at December 31, 2011 were used to calculate the net periodic benefit cost for 2012. The Company estimates that net periodic benefit cost in 2013 will include an expense of $2.0 million resulting from the amortization of the net actuarial pension loss included as a component of accumulated other comprehensive income at December 31, 2012.

The fair values of each of the plan's assets are measured using quoted prices in active markets for identical assets, which represent Level 1 inputs within the fair value hierarchy established in FASB ASC 820-10. The following table summarizes the fair value of plan assets as of December 31, 2012 and 2011.

	December 31,	
(dollars in thousands)	**2012**	2011
Plan assets:		
Fixed maturity index funds	**$ 64,357**	$ 52,576
Equity security index funds	**99,727**	86,733
Cash and cash equivalents	**6**	16
TOTAL	**$ 164,090**	$ 139,325

The Company's target asset allocation for the plan is 62% equity securities and 38% fixed maturities. At December 31, 2012, the actual allocation of assets in the plan was 61% equity securities and 39% fixed maturities. At December 31, 2011, the actual allocation of plan assets was 62% equity securities and 38% fixed maturities.

Investments are managed by a third-party investment manager. Equity securities are invested in two index funds that are allocated 25% to shares of United Kingdom companies and 75% to companies in other markets. The primary objective of investing in these funds is to earn rates of return that are consistently in excess of inflation. Investing in equity securities, historically, has provided rates of return that are higher than investments in fixed maturities. As the Company's obligations under this pension plan are expected to be paid out over a period in excess of 30 years, the Company primarily invests in equity securities. Fixed maturity investments are allocated between five index funds, two that include United Kingdom government securities, one that includes securities issued by other foreign governments and two that include United Kingdom corporate securities. The assets in these funds are invested to meet the Company's obligations for current pensioners and those individuals nearing retirement. The plan does not invest in the Company's common shares.

At December 31, 2012 and 2011, the fair value of plan assets exceeded the plan's accumulated benefit obligation of $133.5 million and $124.5 million, respectively. The Company expects to make plan contributions of $5.5 million in 2013.

The benefits expected to be paid in each year from 2013 to 2017 are $3.1 million, $3.2 million, $3.3 million, $3.4 million and $3.5 million, respectively. The aggregate benefits expected to be paid in the five years from 2018 to 2022 are $18.8 million. The expected benefits to be paid are based on the same assumptions used to measure the Company's projected benefit obligation at December 31, 2012 and include estimated future employee service.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

c) AMF Bakery Systems (AMF), one of the Company's non-insurance subsidiaries, participated in a multiemployer defined benefit pension plan, Regime de retraite patronal-syndical (Quebec) de l'A.I.M. (Quebec pension plan no. 26467). The multiemployer plan covered approximately 90 union employees within the Canadian operations of AMF. AMF's contributions to the multiemployer plan were $0.5 million and $0.2 million in 2011 and 2010, respectively. AMF's contributions to the multiemployer plan represented 11% of the total contributions made to the multiemployer plan in both 2010 and 2009. As of November 30, 2011, the multiemployer plan was approximately 70% funded.

In December 2011, AMF gave notice to the trustees of the multiemployer plan of its intent to withdraw. As a result, AMF established a liability of $2.0 million for its obligations under the multiemployer plan, which was included in other liabilities on the consolidated balance sheet as of December 31, 2011. During the year ended December 31, 2012, a $2.4 million payment, which represented approximately 95% of AMF's determined deficit payment, was remitted to the plan. AMF is awaiting approval of the withdrawal report from the Regie des rentes du Quebec (the Regie). In the unlikely event the Regie asks for modifications to the determined deficit payment, AMF may be required to fund an additional amount resulting from such modification.

19. Markel Corporation (Parent Company Only) Financial Information

The following parent company only condensed financial information reflects the financial position, results of operations and cash flows of Markel Corporation.

CONDENSED BALANCE SHEETS

	December 31,	
	2012	2011
	(dollars in thousands)	
ASSETS		
Investments, available-for-sale, at estimated fair value:		
Fixed maturities (amortized cost of $80,631 in 2012 and $187,088 in 2011)	**$ 84,158**	$ 196,513
Equity securities (cost of $270,157 in 2012 and $275,731 in 2011)	**426,409**	391,094
Short-term investments (estimated fair value approximates cost)	**664,986**	289,995
Total Investments	**1,175,553**	877,602
Cash and cash equivalents	**238,478**	281,062
Receivables	**13,994**	16,125
Investments in consolidated subsidiaries	**3,656,577**	3,112,545
Notes receivable from subsidiaries	**173,913**	290,710
Income taxes receivable	**6,623**	7,394
Net deferred tax asset	**6,595**	22,221
Other assets	**99,107**	51,875
TOTAL ASSETS	**$ 5,370,840**	$ 4,659,534
LIABILITIES AND SHAREHOLDERS' EQUITY		
Senior long-term debt	**$ 1,388,029**	$ 1,185,842
Other liabilities	**94,154**	86,179
Total Liabilities	**1,482,183**	1,272,021
Total Shareholders' Equity	**3,888,657**	3,387,513
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 5,370,840**	$ 4,659,534

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(dollars in thousands)	Years Ended December 31, 2012	2011	2010
REVENUES			
Net investment income	$ 30,619	$ 12,629	$ 21,070
Dividends on common stock of consolidated subsidiaries	337,585	330,462	142,014
Net realized investment gains (losses):			
Other-than-temporary impairment losses	(38)	(7,676)	(8,087)
Net realized investment gains, excluding other-than-temporary impairment losses	14,926	7,417	21,496
Net realized investment gains (losses)	14,888	(259)	13,409
Other	3	13	5
TOTAL REVENUES	383,095	342,845	176,498
EXPENSES			
Interest expense	87,391	78,830	69,107
Other expenses	1,166	4,572	1,226
TOTAL EXPENSES	88,557	83,402	70,333
Income Before Equity in Undistributed Earnings of Consolidated Subsidiaries and Income Taxes	294,538	259,443	106,165
Equity in undistributed earnings of consolidated subsidiaries	(61,663)	(144,348)	113,892
Income tax benefit	(20,510)	(26,931)	(46,736)
NET INCOME TO SHAREHOLDERS	$ 253,385	$ 142,026	$ 266,793
OTHER COMPREHENSIVE INCOME TO SHAREHOLDERS			
Change in net unrealized gains on investments, net of taxes:			
Net holding gains arising during the period	$ 10,897	$ 675	$ 28,646
Consolidated subsidiaries' net holding gains arising during the period	255,528	141,164	167,002
Consolidated subsidiaries' change in unrealized other-than-temporary impairment losses on fixed maturities arising during the period	(160)	3,943	672
Reclassification adjustments for net gains (losses) included in net income to shareholders	11,847	735	(15,257)
Consolidated subsidiaries' reclassification adjustments for net gains included in net income to shareholders	(35,898)	(23,076)	(17,574)
Change in net unrealized gains on investments, net of taxes	242,214	123,441	163,489
Change in foreign currency translation adjustments, net of taxes	(242)	314	1,656
Consolidated subsidiaries' change in foreign currency translation adjustments, net of taxes	1,781	(4,469)	(4,124)
Consolidated subsidiaries' change in net actuarial pension loss, net of taxes	6,664	(9,459)	2,749
Total Other Comprehensive Income to Shareholders	250,417	109,827	163,770
COMPREHENSIVE INCOME TO SHAREHOLDERS	$ 503,802	$ 251,853	$ 430,563

CONDENSED STATEMENTS OF CASH FLOWS

(dollars in thousands)	Years Ended December 31, 2012	2011	2010
OPERATING ACTIVITIES			
Net income to shareholders	**$ 253,385**	$ 142,026	$ 266,793
Adjustments to reconcile net income to shareholders to net cash provided by operating activities	**(153,773)**	102,714	(181,824)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**99,612**	244,740	84,969
INVESTING ACTIVITIES			
Proceeds from sales of fixed maturities and equity securities	**149,314**	50,322	244,225
Proceeds from maturities, calls and prepayments of fixed maturities	**64,340**	46,522	43,530
Cost of fixed maturities and equity securities purchased	**(89,569)**	(92,287)	(252,934)
Net change in short-term investments	**(214,820)**	(179,823)	69,861
Decrease in notes receivable due from subsidiaries	**116,797**	7,401	2,142
Capital contributions to subsidiaries	**(198,349)**	(179,403)	(53,409)
Return of capital from subsidiaries	**—**	—	3,505
Acquisitions	**(100,409)**	—	(128,884)
Cost of equity method investments	**(38,250)**	—	—
Additions to property and equipment	**(9,437)**	(16,927)	(18,621)
Other	**(4,369)**	12,175	(757)
NET CASH USED BY INVESTING ACTIVITIES	**(324,752)**	(352,020)	(91,342)
FINANCING ACTIVITIES			
Additions to senior long-term debt	**347,207**	247,935	—
Repayment and retirement of senior long-term debt and other debt	**(157,359)**	—	—
Repurchases of common stock	**(16,873)**	(42,913)	(45,218)
Other	**9,581**	1,232	(9,503)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	**182,556**	206,254	(54,721)
Increase (decrease) in cash and cash equivalents	**(42,584)**	98,974	(61,094)
Cash and cash equivalents at beginning of year	**281,062**	182,088	243,182
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 238,478**	$ 281,062	$ 182,088

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

20. Derivatives

The Company is a party to a credit default swap agreement, under which third party credit risk is transferred from a counterparty to the Company. The Company entered into the credit default swap agreement for investment purposes. At both December 31, 2012 and 2011, the notional amount of the credit default swap was $33.1 million, which represented the Company's aggregate exposure to losses if specified credit events involving third party reference entities occur. These third party reference entities are specified under the terms of the agreement and represent a portfolio of names upon which the Company has assumed credit risk from the counterparty. The Company's exposure to loss from any one reference entity is limited to $20.0 million. The credit default swap has a scheduled termination date of December 2014.

The credit default swap is accounted for as a derivative instrument and is recorded at fair value with any changes in fair value recorded in net investment income. At December 31, 2012 and 2011, the credit default swap had a fair value of $12.7 million and $29.3 million, respectively. The fair value of the credit default swap is included in other liabilities on the consolidated balance sheets. Net investment income in 2012 included a favorable change in the fair value of the credit default swap of $16.6 million. Net investment income in 2011 included an adverse change in the fair value of the credit default swap of $4.1 million. Net investment income in 2010 included a favorable change in the fair value of the credit default swap of $1.7 million.

Since entering into the credit default swap agreement, the Company has paid $16.9 million to settle its obligations related to credit events. These payments reduced the Company's liability related to its credit default swap.

The fair value of the credit default swap is determined by the Company using a Gaussian copula valuation model, a market standard model for valuing credit default swaps. The fair value is dependent upon several inputs, including changes in interest rates, credit spreads, expected default rates, changes in credit quality, future expected recovery rates and other market factors. The significant unobservable inputs used in the fair value measurement of the credit default swap are expected default rates and future expected recovery rates. The Company determines these unobservable inputs based upon default rates and recovery rates used to price similar credit default swap indices. A significant increase in expected default rates in isolation results in a significantly higher fair value measurement, while a significant decrease in expected default rates results in a significantly lower fair value measurement. A significant increase in future expected recovery rates in isolation results in a significantly lower fair value measurement, while a significant decrease in future expected recovery rates results in a significantly higher fair value measurement. Generally, a change in the assumption used for expected default rates is accompanied by a directionally opposite change in future expected recovery rates. The fair value measurement of the credit default swap at December 31, 2012 included expected default rates ranging between 1% and 43%, with a weighted-average expected default rate of 3%, and future expected recovery rates ranging between 20% and 40%, with a weighted-average future expected recovery rate of 39%. The fair value measurement of the credit default swap at December 31, 2011 included expected default rates ranging between 2% and 37%, with a weighted-average expected default rate of 9%, and future expected recovery rates ranging between 19% and 52%, with a weighted-average future expected recovery rate of 39%.

The Company's valuation policies and procedures for the credit default swap are determined by an internal investment manager with oversight provided by the Company's Chief Financial Officer and Chief Investment Officer. Fair value measurements are analyzed quarterly to ensure the change in fair value from prior periods is reasonable relative to recent market trends. Additionally, the reported fair value of the credit default swap is compared to results from similar valuation models.

See notes 2(h) and 12 for further discussion of the Company's credit default swap.

The Company had no other material derivative instruments at December 31, 2012.

21. Acquisitions

a) Insurance Acquisitions. On January 1, 2012, the Company acquired 100% of the outstanding membership units of Thompson Insurance Enterprises, LLC (Thomco), a privately held program administrator headquartered in Kennesaw, Georgia that underwrites multi-line, industry-focused insurance programs. Results attributable to this acquisition are included in the Specialty Admitted segment.

Total consideration for this acquisition was $108.5 million, which included cash consideration of $100.5 million. The purchase price was allocated to the acquired assets and liabilities of Thomco based on estimated fair values at the acquisition date. The Company recognized goodwill of $26.1 million, which is primarily attributable to synergies that are expected to result upon integration of Thomco into the Company's insurance operations. All of the goodwill recognized is expected to be deductible for income tax purposes. The Company also recognized other intangible assets of $81.2 million, including $68.5 million of customer relationships, $11.5 million of trade names and $1.0 million of technology. These intangible assets are expected to be amortized over a weighted average period of 23 years, 10 years and three years, respectively.

On December 18, 2012, the boards of directors of the Company and Alterra Capital Holdings Limited (Alterra) each approved an agreement providing for the merger of Alterra with one of the Company's subsidiaries. As a result of the transaction, Alterra would become a wholly-owned subsidiary of the Company and each issued and outstanding share of Alterra common stock (other than shares as to which appraisal rights are exercised and restricted shares that do not vest in connection with the transaction) would be converted into the right to receive (1) 0.04315 shares of the Company's common stock and (2) $10.00 in cash. Based on the Company's closing stock price on December 18, 2012, the day the agreement was entered into, the aggregate consideration payable to Alterra shareholders would be approximately $3.1 billion. Following the transaction, the Company estimates that its current shareholders would own approximately 69% of the combined company and Alterra shareholders would own approximately 31%. The transaction has been approved by shareholders of both companies, but remains subject to receipt of regulatory approvals. Closing is expected to occur in the first half of 2013.

b) Non-insurance Acquisitions. On April 18, 2012, the Company acquired an 85% controlling interest in Havco WP LLC (Havco), a privately held company headquartered in Cape Girardeau, Missouri. Havco is a leading manufacturer of laminated oak and composite wood flooring used in the assembly of truck trailers, intermodal containers and truck bodies. On July 4, 2012, the Company acquired 100% of the outstanding shares of Tromp Bakery Equipment (Tromp), a privately held company headquartered in Gorinchem, The Netherlands. Tromp is a global designer and manufacturer of sheeting lines for pizza, pastry, pie and bread makers. On September 5, 2012, the Company acquired an 85% controlling interest in Reading Bakery Systems (Reading), a privately held company headquartered in Reading, Pennsylvania. Reading is a leading global designer and manufacturer of industrial baking systems for the production of crackers, pretzels, cookies and other baked snacks. During 2012, ParkLand completed the acquisition of several manufactured housing communities.

Under the terms of the acquisition agreements for Havco and Reading, the Company has the option to acquire the remaining equity interests and the remaining equity interests have the option to sell their interests to the Company in the future. The redemption value of the remaining equity interests is generally based on each company's earnings in specified periods preceding the redemption date.

Total consideration for the Havco, Tromp, Reading and ParkLand acquisitions was $172.3 million. The purchase prices were allocated to the acquired assets and liabilities based on the estimated fair values at the acquisition dates. In connection with these acquisitions, the Company recognized goodwill of $40.7 million, of which $28.8 million is deductible for income tax purposes. The Company also recognized other intangible assets of $58.3 million and redeemable noncontrolling interests of $14.5 million in connection with these acquisitions. Other intangible assets include $41.1 million of customer relationships, $10.3 million of trade names, and $5.0 million of technology. These intangible assets are expected to be amortized over a weighted average period of 14 years, 13 years and 10 years, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22. Quarterly Financial Information (unaudited)

The following table presents the unaudited quarterly results of consolidated operations for 2012, 2011 and 2010.

	Quarters Ended			
(dollars in thousands, except per share amounts)	Mar. 31	June 30	Sept. 30	Dec. 31
2012				
Operating revenues	**$ 733,135**	**$ 693,247**	**$ 765,775**	**$ 807,955**
Net income	**57,713**	**90,768**	**51,674**	**58,093**
Net income to shareholders	**57,253**	**89,687**	**49,653**	**56,792**
Comprehensive income to shareholders	**205,945**	**73,416**	**147,454**	**76,987**
Net income per share:				
Basic	**$ 5.94**	**$ 8.44**	**$ 5.33**	**$ 6.25**
Diluted	**5.92**	**8.42**	**5.32**	**6.23**
Common stock price ranges:				
High	**$ 451.90**	**$ 453.50**	**$ 459.90**	**$ 502.20**
Low	**398.65**	**421.00**	**420.00**	**425.17**
2011				
Operating revenues	$ 621,594	$ 647,168	$ 676,088	$ 685,100
Net income	9,861	31,649	54,669	52,307
Net income to shareholders	8,272	30,314	53,264	50,176
Comprehensive income (loss) to shareholders	24,738	96,045	(52,626)	183,696
Net income per share:				
Basic	$ 0.85	$ 3.12	$ 5.50	$ 5.21
Diluted	0.85	3.11	5.48	5.19
Common stock price ranges:				
High	$ 422.83	$ 430.26	$ 403.21	$ 419.10
Low	379.44	386.81	346.15	337.50
2010				
Operating revenues	$ 536,719	$ 515,414	$ 561,354	$ 611,906
Net income	43,206	20,917	63,157	140,449
Net income to shareholders	42,569	20,831	63,250	140,143
Comprehensive income (loss) to shareholders	134,539	(33,903)	225,328	104,599
Net income per share:				
Basic	$ 4.34	$ 2.13	$ 6.49	$ 14.42
Diluted	4.33	2.12	6.48	14.37
Common stock price ranges:				
High	$ 379.05	$ 392.55	$ 354.34	$ 386.87
Low	325.00	326.90	320.71	332.77

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Board of Directors and Shareholders
Markel Corporation:

We have audited the accompanying consolidated balance sheets of Markel Corporation and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Markel Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

The Company prospectively adopted Financial Accounting Standards Board Accounting Standards Update 2010-26 related to the deferral of insurance policy acquisition costs incurred on new or renewal insurance contracts on January 1, 2012.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Markel Corporation's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Richmond, Virginia
February 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


KPMG

The Board of Directors and Shareholders
Markel Corporation:

We have audited Markel Corporation's (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Markel Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Markel Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 28, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Richmond, Virginia
February 28, 2013

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING


MARKEL®

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management does not expect that its internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. The design of any system of internal control over financial reporting also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, we have concluded that we maintained effective internal control over financial reporting as of December 31, 2012.

KPMG LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting, which is included herein.

Alan I. Kirshner
Chief Executive Officer

Anne G. Waleski
Chief Financial Officer

February 28, 2013

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Estimates

The accompanying consolidated financial statements and related notes have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and include the accounts of Markel Corporation and its subsidiaries. For a discussion of our significant accounting policies, see note 1 of the notes to consolidated financial statements.

Critical accounting estimates are those estimates that both are important to the portrayal of our financial condition and results of operations and require us to exercise significant judgment. The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of material contingent assets and liabilities, including litigation contingencies. These estimates, by necessity, are based on assumptions about numerous factors.

We review our critical accounting estimates and assumptions quarterly. These reviews include evaluating the adequacy of reserves for unpaid losses and loss adjustment expenses, the reinsurance allowance for doubtful accounts and income tax liabilities, as well as analyzing the recoverability of deferred tax assets, assessing goodwill and intangible assets for impairment and evaluating the investment portfolio for other-than-temporary declines in estimated fair value. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements.

Unpaid Losses and Loss Adjustment Expenses

Our consolidated balance sheet included estimated unpaid losses and loss adjustment expenses of $5.4 billion and reinsurance recoverable on unpaid losses of $778.8 million at December 31, 2012 compared to $5.4 billion and $791.1 million, respectively, at December 31, 2011. We do not discount our reserves for losses and loss adjustment expenses to reflect estimated present value.

We accrue liabilities for unpaid losses and loss adjustment expenses based upon estimates of the ultimate amounts payable. We maintain reserves for specific claims incurred and reported (case reserves) and reserves for claims incurred but not reported (IBNR reserves).

Reported claims are in various stages of the settlement process, and the corresponding reserves for reported claims are based primarily on case-by-case evaluations of the individual claims. Case reserves consider our estimate of the ultimate cost to settle the claims, including investigation and defense of lawsuits resulting from the claims, and may be subject to adjustment for differences between costs originally estimated and costs subsequently re-estimated or incurred. Each claim is settled individually based upon its merits, and some claims may take years to settle, especially if legal action is involved.

As of any balance sheet date, all claims have not yet been reported, and some claims may not be reported for many years. As a result, the liability for unpaid losses and loss adjustment expenses includes significant estimates for incurred but not reported claims.

U.S. GAAP requires that IBNR reserves be based on the estimated ultimate cost of settling claims, including the effects of inflation and other social and economic factors, using past experience adjusted for current trends and any other factors that would modify past experience. IBNR reserves are generally calculated by subtracting paid losses and case reserves from estimated ultimate losses. IBNR reserves were 61% of total unpaid losses and loss adjustment expenses at December 31, 2012 compared to 60% at December 31, 2011.

Our liabilities for unpaid losses and loss adjustment expenses can generally be categorized into two distinct groups, short-tail business and long-tail business. Short-tail business refers to lines of business, such as property, accident and health, motorcycle, watercraft and marine hull exposures for which losses are usually known and paid shortly after the loss actually occurs. Long-tail business describes lines of business for which specific losses may not be known and reported for some period and losses take much longer to emerge. Given the time frame over which long-tail exposures are ultimately settled, there is greater uncertainty and volatility in these lines than in short-tail lines of business. Our long-tail coverages consist of most casualty lines, including professional liability, directors' and officers' liability, products liability, general liability and excess and umbrella exposures, as well as workers' compensation insurance. Some factors that contribute to the uncertainty and volatility of long-tail casualty programs, and thus require a significant degree of judgment in the reserving process, include the inherent uncertainty as to the length of reporting and payment development patterns, the possibility of judicial interpretations or legislative changes, including changes in workers' compensation benefit laws, that might impact future loss experience relative to prior loss experience and the potential lack of comparability of the underlying data used in performing loss reserve analyses.

Our ultimate liability may be greater or less than current reserves. Changes in our estimated ultimate liability for loss reserves generally occur as a result of the emergence of unanticipated loss activity, the completion of specific actuarial or claims studies or changes in internal or external factors. We closely monitor new information on reported claims and use statistical analyses prepared by our actuaries to evaluate the adequacy of our recorded reserves. We are required to exercise considerable judgment when assessing the relative credibility of loss development trends. Our philosophy is to establish loss reserves that are more likely redundant than deficient. This means that we seek to establish loss reserves that will ultimately prove to be adequate. As a result, if new information or trends indicate an increase in frequency or severity of claims in excess of what we initially anticipated, we generally respond quickly and increase loss reserves. If, however, frequency or severity trends are more favorable than initially anticipated, we often wait to reduce our loss reserves until we can evaluate experience in additional periods to confirm the credibility of the trend. In addition, for long-tail lines of business, trends develop over longer periods of time, and as a result, we give credibility to these trends more slowly than for short-tail or less volatile lines of business.

Each quarter, our actuaries prepare estimates of the ultimate liability for unpaid losses and loss adjustment expenses based on established actuarial methods. Management reviews these estimates, supplements the actuarial analyses with information provided by claims, underwriting and other operational personnel and determines its best estimate of loss reserves, which is recorded in our financial statements. Our procedures for determining the adequacy of loss reserves at the end of the year are substantially similar to the procedures applied at the end of each interim period.

Additionally, once a year, generally during the third quarter, we conduct a detailed review of our liability for unpaid losses and loss adjustment expenses for asbestos and environmental (A&E) claims. If there is significant development on A&E claims in advance of the annual review, such development is considered by our actuaries and by management as part of our quarterly review process. We consider a detailed annual review appropriate because A&E claims develop slowly, are typically reported and paid many years after the loss event occurs and, historically, have exhibited a high degree of variability.

Any adjustments resulting from our interim or year-end reviews, including changes in estimates, are recorded as a component of losses and loss adjustment expenses in the period of the change. Reserve changes that increase previous estimates of ultimate claims cost are referred to as unfavorable or adverse development, deficiencies or reserve strengthening. Reserve changes that decrease previous estimates of ultimate claims cost are referred to as favorable development or redundancies.

In establishing our liabilities for unpaid losses and loss adjustment expenses, our actuaries estimate an ultimate loss ratio, by accident year, for each of our over 100 product lines with input from our underwriting and claims associates. In estimating an ultimate loss ratio for a particular line of business, our actuaries may use one or more actuarial reserving methods and select from these a single point estimate. To varying degrees, these methods include detailed statistical analysis of past claim reporting, settlement activity, claim frequency and severity, policyholder loss experience, industry loss experience and changes in market conditions, policy forms and exposures. The actuarial methods we use include:

Paid Loss Development – This method uses historical loss payment patterns to estimate future loss payment patterns. Our actuaries use the historical loss patterns to develop factors that are applied to current paid loss amounts to calculate expected ultimate losses.

Incurred Loss Development – This method uses historical loss reporting patterns to estimate future loss reporting patterns. Our actuaries use the historical loss patterns to develop factors that are applied to current reported losses to calculate expected ultimate losses.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Bornhuetter-Ferguson Paid Loss Development – This method divides the projection of ultimate losses into the portion that has already been paid and the portion that has yet to be paid. The portion that has yet to be paid is estimated as the product of three amounts: the premium earned for the exposure period, the expected loss ratio and the percentage of ultimate losses that are still unpaid. The expected loss ratio is selected by considering historical loss ratios, adjusted for any known changes in pricing, loss trends, adequacy of case reserves, changes in administrative practices and other relevant factors.

Bornhuetter-Ferguson Incurred Loss Development – This method is identical to the Bornhuetter-Ferguson paid loss development method, except that it uses the percentage of ultimate losses that are still unreported, instead of the percentage of ultimate losses that are still unpaid.

Frequency/Severity – Under this method, expected ultimate losses are equal to the product of the expected ultimate number of claims and the expected ultimate average cost per claim. Our actuaries use historical reporting patterns and severity patterns to develop factors that are applied to the current reported amounts to calculate expected ultimate losses.

Each actuarial method has its own set of assumptions and its own strengths and limitations, with no one method being better than the others in all situations. Our actuaries select the reserving methods that they believe will produce the most reliable estimate for the class of business being evaluated. Greater judgment may be required when we introduce new product lines or when there have been changes in claims handling practices, as the statistical data available may be insufficient. In these instances, we may rely upon assumptions applied to similar lines of business, rely more heavily on industry experience, take into account changes in underwriting guidelines and risk selection or review the impact of changes in claims reserving practices with claims personnel.

For example, during the acquisition of our FirstComp workers' compensation insurance unit in October 2010, we noted that FirstComp's loss reserves reflected an expectation that their loss development period would be shorter than that indicated by industry data. FirstComp provides workers' compensation insurance to small businesses. Before our acquisition, FirstComp's loss reserves were established with an expectation that loss development patterns for these small businesses may differ from the overall workers' compensation industry data, which is drawn from a broader profile of risks. In establishing the post-acquisition loss reserves for FirstComp, we determined that FirstComp had insufficient historical data to reach this conclusion with certainty. Workers' compensation insurance is a long-tail product line, and FirstComp has only had significant premium volume since 2004. We decided to give more weight to the longer-tailed industry development factors and adopted a more conservative loss reserving position until we become more familiar with this book of business and how its loss reserves develop.

A key assumption in most actuarial analyses is that past development patterns will repeat themselves in the future, absent a significant change in internal or external factors that influence the ultimate cost of our unpaid losses and loss adjustment expenses. Our estimates reflect implicit and explicit assumptions regarding the potential effects of external factors, including economic and social inflation, judicial decisions, law changes, general economic conditions and recent trends in these factors. Our actuarial analyses are based on statistical analysis but also consist of reviewing internal factors that are difficult to analyze statistically, including underwriting and claims handling changes. In some of our markets, and where we act as a reinsurer, the timing and amount of information reported about underlying claims are in the control of third parties. This can also affect estimates and require re-estimation as new information becomes available.

As indicated above, we may use one or more actuarial reserving methods, which incorporate numerous underlying judgments and assumptions, to establish our estimate of ultimate loss reserves. While we use our best judgment in establishing our estimate for loss reserves, applying different assumptions and variables could lead to significantly different loss reserve estimates.

Loss frequency and loss severity are two key measures of loss activity that often result in adjustments to actuarial assumptions relative to ultimate loss reserve estimates. Loss frequency measures the number of claims per unit of insured exposure. When the number of newly reported claims is higher than anticipated, generally speaking, loss reserves are increased. Conversely, loss reserves are generally decreased when fewer claims are reported than expected. Loss severity measures the average size of a claim. When the average severity of reported claims is higher than originally estimated, loss reserves are typically increased.

When the average claim size is lower than anticipated, loss reserves are typically decreased. For example, in each of the past three years, we have experienced redundancies on prior years' loss reserves in our professional and products liability lines as a result of decreases in loss severity, while during 2010 and 2011, we experienced deficiencies on prior years' loss reserves related to our medical malpractice coverage for Italian hospitals as a result of increases in loss frequency and severity.

Changes in prior years' loss reserves, including the trends and factors that impacted loss reserve development, as well as the likelihood that such trends and factors could result in future loss reserve development, are discussed in further detail under "Results of Operations."

Loss reserves are established for each of our product lines at management's best estimate, which is generally higher than the corresponding actuarially calculated point estimate. The actuarial point estimate represents our actuaries' estimate of the most likely amount that will ultimately be paid to settle the loss reserves we have recorded at a particular point in time; however, there is inherent uncertainty in the point estimate as it is the expected value in a range of possible reserve estimates. In some cases, actuarial analyses, which are based on statistical analysis, cannot fully incorporate all of the subjective factors that affect development of losses. In other cases, management's perspective of these more subjective factors may differ from the actuarial perspective. Subjective factors where management's perspective may differ from that of the actuaries include: the credibility and timeliness of claims information received from third parties, economic and social inflation, judicial decisions, law changes, changes in underwriting or claims handling practices, general economic conditions, the risk of moral hazard and other current and developing trends within the insurance market, including the effects of competition. As a result, the actuarially calculated point estimates for each of our lines of business represent starting points for management's quarterly review of loss reserves.

Management's best estimate of net reserves for unpaid losses and loss adjustment expenses exceeded the actuarially calculated point estimate by $368 million, or 8.7%, at December 31, 2012, compared to $330 million, or 7.7%, at December 31, 2011. In management's opinion, the actuarially calculated point estimate generally underestimates both the ultimate favorable impact of a hard insurance market and the ultimate adverse impact of a soft insurance market. Therefore, the percentage by which management's best estimate exceeds the actuarial point estimate will generally be higher during a soft market than during a hard market.

The difference between management's best estimate and the actuarially calculated point estimate in both 2012 and 2011 is primarily associated with our long-tail business in the Excess and Surplus Lines and London Insurance Market segments. Actuarial estimates can underestimate the adverse effects of a soft insurance market because the impact of changes in risk selection and terms and conditions can be difficult to quantify. In addition, the frequency of claims may increase in a recessionary environment. Similarly, the risk an insured will intentionally cause or be indifferent to loss may increase during an economic downturn, and the attention to loss prevention measures may decrease. Also, management has attributed less credibility than our actuaries to favorable trends experienced on our long-tail business from the earlier hard market period. In particular, given the long-tail and volatile nature of the business in the London Insurance Market segment, as well as past unfavorable development in this segment, management has not incorporated these favorable trends into its best estimate to the same extent as the actuaries. These subjective factors affect the development of losses and represent instances where management's perspectives may differ from those of our actuaries.

Management also considers the range, or variability, of reasonably possible losses determined by our actuaries when establishing its best estimate for loss reserves. The actuarial ranges represent our actuaries' estimate of a likely lowest amount and highest amount that will ultimately be paid to settle the loss reserves we have recorded at a particular point in time. The range determinations are based on estimates and actuarial judgments and are intended to encompass reasonably likely changes in one or more of the factors that were used to determine the point estimates. Using statistical models, our actuaries establish high and low ends of a range of reasonable reserve estimates for each of our operating segments.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The following table summarizes our reserves for net unpaid losses and loss adjustment expenses and the actuarially established high and low ends of a range of reasonable reserve estimates, by segment, at December 31, 2012.

(dollars in millions)	Net Loss Reserves Held	Low End of Actuarial Range[1]	High End of Actuarial Range[1]
Excess and Surplus Lines	**$ 1,840.5**	**$ 1,526.8**	**$ 2,024.0**
Specialty Admitted	**724.5**	**614.6**	**753.9**
London Insurance Market	**1,641.2**	**1,225.4**	**1,804.6**
Other Insurance (Discontinued Lines)	**386.5**	**176.2**	**983.2**

[1] Due to the actuarial methods used to determine the separate ranges for each segment of our business, it is not appropriate to aggregate the high or low ends of the separate ranges to determine the high and low ends of the actuarial range on a consolidated basis.

Undue reliance should not be placed on these ranges of estimates as they are only one of many points of reference used by management to determine its best estimate of ultimate losses. Further, actuarial ranges may not be a true reflection of the potential variability between loss reserves estimated at the balance sheet date and the ultimate cost of settling claims. Actuarial ranges are developed based on known events as of the valuation date, while ultimate losses are subject to events and circumstances that are unknown as of the valuation date. For example, the claims table under "Claims and Reserves," which provides a summary of historical development between originally estimated loss reserves and ultimate claims costs, illustrates this potential variability, reflecting a cumulative deficiency in net reserves of 12% for the 2002 and prior accident years. A significant portion of the cumulative deficiency that occurred during those periods included adverse loss reserve development at Markel International, which we acquired in 2000. Historically, we have experienced greater volatility on acquired books of business than on existing books of business. The increases in pre-acquisition loss reserves at Markel International were primarily associated with books of business that were not subject to our underwriting discipline and that subsequently experienced unfavorable loss development that exceeded our initial expectations. We believe that as a result of applying greater underwriting discipline, including improved risk selection and pricing, on the business written since acquisition, total recorded loss reserves at Markel International are unlikely to vary to the same degree as we have experienced on the 2002 and prior accident years.

We place less reliance on the range established for our Other Insurance (Discontinued Lines) segment than on the ranges established for our other operating segments. The range established for our Other Insurance (Discontinued Lines) segment includes exposures related to acquired lines of business, many of which are no longer being written, that were not subject to our underwriting discipline and controls. Additionally, A&E exposures, which are subject to an uncertain and unfavorable legal environment, account for approximately 70% of the loss reserves considered in the range established for our Other Insurance (Discontinued Lines) segment.

Our exposure to A&E claims results from policies written by acquired insurance operations before their acquisitions. The exposure to A&E claims originated from umbrella, excess and commercial general liability (CGL) insurance policies and assumed reinsurance contracts that were written on an occurrence basis from the 1970s to mid-1980s. Exposure also originated from claims-made policies that were designed to cover environmental risks provided that all other terms and conditions of the policy were met. A&E claims include property damage and clean-up costs related to pollution, as well as personal injury allegedly arising from exposure to hazardous materials. After 1986, we began underwriting CGL coverage with pollution exclusions, and in some lines of business we began using a claims-made form. These changes significantly reduced our exposure to future A&E claims on post-1986 business.

There is significant judgment required in estimating the amount of our potential exposure from A&E claims due to the limited and variable historical data on A&E losses as compared to other types of claims, the potential significant reporting delays of claims from insureds to insurance companies and the continuing evolution of laws and judicial interpretations of those laws relative to A&E exposures. Due to these unique aspects of A&E exposures, the ultimate value of loss reserves for A&E claims cannot be estimated using traditional methods and is subject to greater uncertainty than other types of claims. Other factors contributing to the significant uncertainty in estimating A&E reserves include: uncertainty as to the number and identity of insureds with potential exposure; uncertainty as to the number of claims filed by exposed, but not ill, individuals; uncertainty as to the settlement values to be paid; difficulty in properly allocating responsibility and liability for the loss, especially if the claim involves multiple insurance providers or multiple policy periods; growth in the number and significance of bankruptcies of asbestos defendants; uncertainty as to the financial status of companies that insured or reinsured all or part of A&E claims; and inconsistent court decisions and interpretations with respect to underlying policy intent and coverage.

Due to these uncertainties, it is not possible to estimate our ultimate liability for A&E exposures with the same degree of reliability as with other types of exposures. Future development will be affected by the factors mentioned above and could have a material effect on our results of operations, cash flows and financial position. As of December 31, 2012, our consolidated balance sheet included estimated net reserves for A&E losses and loss adjustment expenses of $260.8 million. We seek to establish appropriate reserve levels for A&E exposures; however, these reserves could increase in the future. These reserves are not discounted to present value and are forecasted to pay out over the next 40 to 50 years.

Reinsurance Allowance for Doubtful Accounts

We evaluate and adjust reserves for uncollectible reinsurance based upon our collection experience, the financial condition of our reinsurers, collateral held and the development of our gross loss reserves. Our consolidated balance sheets at December 31, 2012 and 2011 included a reinsurance allowance for doubtful accounts of $71.1 million and $69.1 million, respectively.

Reinsurance recoverables recorded on insurance losses ceded under reinsurance contracts are subject to judgments and uncertainties similar to those involved in estimating gross loss reserves. In addition to these uncertainties, our reinsurance recoverables may prove uncollectible if the reinsurers are unable or unwilling to perform under the reinsurance contracts. In establishing our reinsurance allowance for amounts deemed uncollectible, we evaluate the financial condition of our reinsurers and monitor concentration of credit risk arising from our exposure to individual reinsurers. To determine if an allowance is necessary, we consider, among other factors, published financial information, reports from rating agencies, payment history, collateral held and our legal right to offset balances recoverable against balances we may owe. Our reinsurance allowance for doubtful accounts is subject to uncertainty and volatility due to the time lag involved in collecting amounts recoverable from reinsurers. Over the period of time that losses occur, reinsurers are billed and amounts are ultimately collected, economic conditions, as well as the operational and financial performance of particular reinsurers, may change and these changes may affect the reinsurers' willingness and ability to meet their contractual obligation to us. It is also difficult to fully evaluate the impact of major catastrophic events on the financial stability of reinsurers, as well as the access to capital that reinsurers may have when such events occur. The ceding of insurance does not legally discharge us from our primary liability for the full amount of the policies, and we will be required to pay the loss and bear collection risk if the reinsurers fail to meet their obligations under the reinsurance contracts.

Income Taxes and Uncertain Tax Positions

The preparation of our consolidated income tax provision, including the evaluation of tax positions we have taken or expect to take on our income tax returns, requires significant judgment. In evaluating our tax positions, we recognize the tax benefit from an uncertain tax position only if, based on the technical merits of the position, it is more likely than not that the tax position will be sustained upon examination by the taxing authorities. Tax positions that meet the more likely than not threshold are then measured using a probability weighted approach, whereby the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement is recognized. The tax positions that we have taken or expect to take are based upon the application of tax laws and regulations, which are subject to interpretation, judgment and uncertainty. As a result, our actual liability for income taxes may differ significantly from our estimates.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

We record deferred income taxes as assets or liabilities on our consolidated balance sheets to reflect the net tax effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases. At December 31, 2012 and 2011, our net deferred tax liability was $168.9 million and $11.1 million, respectively. The increase in our net deferred tax liability in 2012 was largely due to an increase in the deferred tax liability related to accumulated other comprehensive income resulting from an increase in net unrealized gains on investments and a decrease in the deferred tax asset related to our use of net operating loss carryforwards during 2012.

Deferred tax assets are reduced by a valuation allowance when management believes it is more likely than not that some, or all, of the deferred tax assets will not be realized. We did not have a valuation allowance on our deferred tax assets at December 31, 2012 or 2011. In evaluating our ability to realize our deferred tax assets and assessing the need for a valuation allowance at December 31, 2012 and 2011, we made estimates regarding the future taxable income of our foreign subsidiaries and judgments about our ability to pursue prudent and feasible tax planning strategies. A change in any of these estimates and judgments could result in the need to record a valuation allowance through a charge to earnings. See note 7 of the notes to consolidated financial statements for further discussion of our consolidated income tax provision, uncertain tax positions and net operating losses.

Goodwill and Intangible Assets

Our consolidated balance sheet as of December 31, 2012 included goodwill and intangible assets of approximately $1.0 billion. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually. Intangible assets with definite lives are reviewed for impairment when events or circumstances indicate that their carrying value may not be recoverable. We completed our annual test for impairment during the fourth quarter of 2012 based upon results of operations through September 30, 2012. There were no indications of impairment during 2012.

For some reporting units, we elected to assess qualitative factors (commonly referred to as "Step 0") to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. This assessment serves as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. For other reporting units, we elected to bypass Step 0 and perform Step 1 of the goodwill impairment test, which includes determining whether the carrying amount of a reporting unit, including goodwill, exceeds its estimated fair value. If the carrying amount exceeds its fair value, then Step 2 of the goodwill impairment test is performed by estimating the fair value of individual assets (including identifiable intangible assets) and liabilities of the reporting unit. The excess of the estimated fair value of the reporting unit over the estimated fair value of net assets would establish the implied value of goodwill. The excess of the recorded amount of goodwill over the implied value is charged to net income as an impairment loss. The fair value of each of our reporting units exceeded their respective carrying amounts as of October 1, 2012.

A significant amount of judgment is required in performing goodwill impairment tests. When using the qualitative approach, we considered macroeconomic factors such as industry and market conditions. We also considered reporting unit-specific events, actual financial performance versus expectations and management's future business expectations. As part of our Step 0 evaluation of reporting units with material goodwill in our non-insurance operations, we considered the fact that these businesses had all been acquired since December 2010 in orderly transactions between market participants, and our purchase price represented fair value at acquisition. There were no events in 2011 or 2012 which had a significant impact on the fair value of these reporting units. For reporting units which we tested quantitatively, we estimated fair value primarily using an income approach based on a discounted cash flow model. The cash flow projections used in the discounted cash flow model included management's best estimate of future growth and margins. The discount rates used to determine the fair value estimates were developed based on the capital asset pricing model using market-based inputs as well as an assessment of the inherent risk in projected future cash flows. Based upon the assessments made as of October 1, 2012 and considering all the facts and circumstances that impacted the fair value of reporting units with material goodwill between the assessment date and December 31, 2012, we concluded that goodwill was not impaired for any of our reporting units as of December 31, 2012. We do not believe we are at risk of failing Step 1 at any of our reporting units with the result being a material impairment of goodwill.

Investments

We complete a detailed analysis each quarter to assess whether the decline in the fair value of any investment below its cost basis is deemed other-than-temporary. All securities with unrealized losses are reviewed. For equity securities, a decline in fair value that is considered to be other-than-temporary is recognized in net income based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security. For fixed maturities where we intend to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost, a decline in fair value is considered to be other-than-temporary and is recognized in net income based on the fair value of the security at the time of assessment, resulting in a new cost basis for the security. If the decline in fair value of a fixed maturity below its amortized cost is considered to be other-than-temporary based upon other considerations, we compare the estimated present value of the cash flows expected to be collected to the amortized cost of the security. The extent to which the estimated present value of the cash flows expected to be collected is less than the amortized cost of the security represents the credit-related portion of the other-than-temporary impairment, which is recognized in net income, resulting in a new cost basis for the security. Any remaining decline in fair value represents the non-credit portion of the other-than-temporary impairment, which is recognized in other comprehensive income. The discount rate used to calculate the estimated present value of the cash flows expected to be collected is the effective interest rate implicit for the security at the date of purchase.

We consider many factors in completing our quarterly review of securities with unrealized losses for other-than-temporary impairment, including the length of time and the extent to which fair value has been below cost and the financial condition and near-term prospects of the issuer. For equity securities, the ability and intent to hold the security for a period of time sufficient to allow for any anticipated recovery is considered. For fixed maturities, we consider whether we intend to sell the security or if it is more likely than not that we will be required to sell the security before recovery, the implied yield-to-maturity, the credit quality of the issuer and the ability to recover all amounts outstanding when contractually due. When assessing whether we intend to sell a fixed maturity or if it is likely that we will be required to sell a fixed maturity before recovery of its amortized cost, we evaluate facts and circumstances including, but not limited to, decisions to reposition the investment portfolio, potential sales of investments to meet cash flow needs and potential sales of investments to capitalize on favorable pricing.

Risks and uncertainties are inherent in our other-than-temporary decline in fair value assessment methodology. The risks and uncertainties include, but are not limited to, incorrect or overly optimistic assumptions about the financial condition, liquidity or near-term prospects of an issuer, inadequacy of any underlying collateral, unfavorable changes in economic or social conditions and unfavorable changes in interest rates or credit ratings. Changes in any of these assumptions could result in charges to earnings in future periods.

Losses from write downs for other-than-temporary declines in the estimated fair value of investments, while potentially significant to net income, do not have an impact on our financial position. Since our investment securities are considered available-for-sale and are recorded at estimated fair value, unrealized losses on investments are already included in accumulated other comprehensive income. See note 2(b) of the notes to consolidated financial statements for further discussion of our assessment methodology for other-than-temporary declines in the estimated fair value of investments.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Our Business

The following discussion and analysis should be read in conjunction with Selected Financial Data, the consolidated financial statements and related notes and the discussion under Risk Factors, "Critical Accounting Estimates" and "Safe Harbor and Cautionary Statement."

We are a diverse financial holding company serving a variety of niche markets. Our principal business markets and underwrites specialty insurance products. We believe that our specialty product focus and niche market strategy enable us to develop expertise and specialized market knowledge. We seek to differentiate ourselves from competitors by our expertise, service, continuity and other value-based considerations. We compete in three segments of the specialty insurance marketplace: the Excess and Surplus Lines, the Specialty Admitted and the London Insurance Market segments. We also own interests in various industrial and service businesses that operate outside of the specialty insurance marketplace. Our financial goals are to earn consistent underwriting and operating profits and superior investment returns to build shareholder value.

Our Excess and Surplus Lines segment writes hard-to-place risks outside of the standard market, including catastrophe-exposed property, professional liability, products liability, general liability, commercial umbrella and other coverages tailored for unique exposures. Our Excess and Surplus Lines segment is comprised of five regions, and each regional office is responsible for serving the wholesale producers located in its region. Our regional teams focus on customer service and marketing, underwriting and distributing our insurance solutions and provide customers easy access to our products.

Our Specialty Admitted segment writes risks that, although unique and hard-to-place in the standard market, must remain with an admitted insurance company for marketing and regulatory reasons. Our underwriting units in this segment write specialty program insurance for well-defined niche markets, personal and commercial property and liability coverages and workers' compensation insurance. Our Specialty Admitted segment is comprised of three underwriting units: Markel Specialty, Markel American Specialty Personal and Commercial Lines and, beginning in October 2010, Markel FirstComp. In January 2012, we acquired Thompson Insurance Enterprises, LLC (Thomco), a privately held program administrator that underwrites multi-line, industry-focused insurance programs that complement the Markel Specialty product offerings. Examples include social service organizations, senior living, childcare and fitness centers.

Our London Insurance Market segment writes specialty property, casualty, professional liability, equine, marine, energy and trade credit insurance and reinsurance on a worldwide basis. We participate in the London market through Markel International, which includes Markel Capital Limited and Markel International Insurance Company Limited (MIICL), wholly-owned subsidiaries. Markel Capital Limited is the corporate capital provider for Markel Syndicate 3000 at Lloyd's, which is managed by Markel Syndicate Management Limited, a wholly-owned subsidiary.

For purposes of segment reporting, the Other Insurance (Discontinued Lines) segment includes lines of business that have been discontinued in conjunction with acquisitions. This segment also includes development on asbestos and environmental loss reserves.

A favorable insurance market is commonly referred to as a "hard market" within the insurance industry and is characterized by stricter coverage terms, higher prices and lower underwriting capacity. Periods of intense competition, which typically include broader coverage terms, lower prices and excess underwriting capacity, are referred to as a "soft market." Since 2005, we have generally been in a soft insurance market and have experienced intense competition, resulting in price deterioration in virtually all of our product areas due in part to an increased presence of standard insurance companies in our markets. During 2008, given the rapid deterioration in underwriting capacity as a result of the disruptions in the financial markets and losses from catastrophes, the rate of decline in prices began to slow. However, the effects of the economic environment contributed to further declines in gross premium volume in 2009 and 2010. Premiums for many of our product lines are based upon our insureds' revenues, gross receipts or payroll, which were negatively impacted by the depressed levels of business activity in recent years. In 2010, we continued to experience pricing pressure due in part to intense competition, which resulted in further price deterioration across many of our product lines, most notably our professional and products liability programs within the Excess and Surplus Lines segment. However, we experienced moderate price increases in several product lines during 2010, most notably those offered within the London Insurance Market segment. During 2011, the unfavorable pricing trends noted in 2010 continued for some of our product lines, most notably our professional and products liability programs within the Excess and Surplus Lines segment. However, price declines stabilized for most of our product lines during 2011, and we achieved moderate price increases in several lines, most notably the marine and energy products within the London Insurance Market segment. During 2012, market conditions have improved and we have generally seen mid-single digit favorable rate changes across our portfolio. Gross premium volume has further improved as revenues, gross receipts and payrolls of our insureds have been favorably impacted by improved economic conditions.

We routinely review the pricing of our major product lines and will continue to pursue price increases for most product lines in 2013; however, when we believe the prevailing market price will not support our underwriting profit targets, the business is not written. As a result of our underwriting discipline, gross premium volume may vary when we alter our product offerings to maintain or improve underwriting profitability.

Through our wholly-owned subsidiary Markel Ventures, Inc., we own interests in various industrial and service businesses that operate outside of the specialty insurance marketplace. These businesses are viewed by management as separate and distinct from our insurance operations. Local management teams oversee the day-to-day operations of these companies, while strategic decisions are made in conjunction with members of our executive management team, principally our President and Chief Investment Officer. The financial results of those companies in which we own controlling interests have been consolidated in our financial statements. The financial results of those companies in which we hold a noncontrolling interest are accounted for under the equity method of accounting.

Our strategy in making these private equity investments is similar to our strategy for purchasing equity securities. We seek to invest in profitable companies, with honest and talented management, that exhibit reinvestment opportunities and capital discipline, at reasonable prices. We intend to own the businesses acquired for a long period of time.

Our non-insurance operations are comprised of a diverse portfolio of industrial and service companies. During the second quarter of 2012, we acquired a controlling interest in a company that manufactures laminated oak and composite wood flooring used in the assembly of truck trailers, intermodal containers and truck bodies. During the third quarter of 2012, we acquired a company that designs and manufactures baking equipment and sheeting lines for pizza, pastry, pie, and specialty bread bakers worldwide, and we acquired a controlling interest in a company that manufactures industrial baking systems for the production of crackers, pretzels, cookies and other baked snacks.

For further discussion of our lines of business, principal products offered, distribution channels, competition, underwriting philosophy and our non-insurance operations, see the discussion under Business Overview.

Recent Developments

In October 2012, we announced that we had entered into a definitive agreement to acquire Essentia Insurance Company from OneBeacon Insurance Group LLC. The transaction was completed effective January 1, 2013. Essentia Insurance Company will continue to underwrite insurance exclusively for Hagerty Insurance Agency and Hagerty Classic Marine Insurance Agency (collectively, Hagerty) throughout the United States. Hagerty offers insurance for classic cars, vintage boats, motorcycles and related automotive collectibles. Hagerty remains a privately-owned, family business. Premiums associated with this business for 2011 were in excess of $170 million. Results attributable to this acquisition will be included in the Specialty Admitted segment.

In December 2012, we, together with Alterra Capital Holdings Limited (Alterra), announced that our boards of directors had approved an agreement providing for the merger of Alterra with one of our subsidiaries. As a result of the transaction, Alterra would become our wholly-owned subsidiary and each issued and outstanding share of Alterra common stock (other than shares as to which appraisal rights are exercised and restricted shares that do not vest in connection with the transaction) would be

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

converted into the right to receive (1) 0.04315 shares of our common stock and (2) $10.00 in cash. Based on our closing stock price on December 18, 2012, the day the agreement was entered into, the aggregate consideration payable to Alterra shareholders would be approximately $3.1 billion. Following the transaction, we estimate that our current shareholders would own approximately 69% of the combined company and Alterra shareholders would own approximately 31%. The transaction has been approved by shareholders of both companies, but remains subject to receipt of regulatory approvals. Closing is expected to occur in the first half of 2013.

Alterra is a Bermuda-headquartered, global enterprise dedicated to providing diversified specialty insurance and reinsurance products to corporations, public entities and property and casualty insurers. As of December 31, 2012, Alterra reported $10.7 billion in total assets and $2.8 billion in shareholders' equity. Its reported net income for 2012 was $143.8 million on $1.7 billion in total revenues.

We believe that our acquisition of Alterra will create a strong company in global specialty insurance and investments, with a demonstrated track record of underwriting discipline in niche market segments and proven asset management strengths that should benefit shareholders. Two individuals designated by Alterra and approved by the Nominating/Corporate Governance Committee of our Board of Directors will be added to our Board of Directors upon completion of the transaction. Our current executive officers will hold the same, or substantially similar, positions after the transaction, although individual responsibilities may change to reflect the nature of the combined operations. Roles for Alterra officers and management personnel (other than its chief executive officer who is expected to leave the company after the transaction) are being identified as part of a transition planning process.

Key Performance Indicators

We measure financial success by our ability to compound growth in book value per share at a high rate of return over a long period of time. To mitigate the effects of short-term volatility, we measure ourselves over a five-year period. We believe that growth in book value per share is the most comprehensive measure of our success because it includes all underwriting and investing results. We measure underwriting results by our underwriting profit or loss and combined ratio. We measure investing results by our total investment return. These measures are discussed in greater detail under "Results of Operations."

Results of Operations

The following table presents the components of net income to shareholders.

	Years Ended December 31,		
(dollars in thousands)	**2012**	2011	2010
Underwriting profit (loss)	**$ 63,588**	$ (40,825)	$ 59,816
Net investment income	**282,107**	263,676	272,530
Net realized investment gains	**31,593**	35,857	36,362
Other revenues	**539,284**	351,077	185,580
Amortization of intangible assets	**(33,512)**	(24,291)	(16,824)
Other expenses	**(478,248)**	(309,046)	(168,290)
Interest expense	**(92,762)**	(86,252)	(73,663)
Income tax expense	**(53,802)**	(41,710)	(27,782)
Net income attributable to noncontrolling interests	**(4,863)**	(6,460)	(936)
NET INCOME TO SHAREHOLDERS	**$ 253,385**	$ 142,026	$ 266,793

Net income to shareholders increased 78% from 2011 to 2012 and decreased 47% from 2010 to 2011 primarily due to unfavorable underwriting results in 2011, which were driven by higher losses from natural catastrophes in 2011 compared to both 2012 and 2010. The components of net income to shareholders are discussed in further detail under "Underwriting Results," "Investing Results," "Non-Insurance Operations" and "Interest Expense and Income Taxes."

Underwriting Results

Underwriting profits are a key component of our strategy to grow book value per share. We believe that the ability to achieve consistent underwriting profits demonstrates knowledge and expertise, commitment to superior customer service and the ability to manage insurance risk. The property and casualty insurance industry commonly defines underwriting profit or loss as earned premiums net of losses and loss adjustment expenses and underwriting, acquisition and insurance expenses. We use underwriting profit or loss as a basis for evaluating our underwriting performance.

The following table presents selected data from our underwriting operations.

	Years Ended December 31,		
(dollars in thousands)	**2012**	2011	2010
Gross premium volume	**$ 2,513,681**	$ 2,291,251	$ 1,982,467
Net written premiums	**$ 2,214,126**	$ 2,041,838	$ 1,769,118
Net retention	**88%**	89%	89%
Earned premiums	**$ 2,147,128**	$ 1,979,340	$ 1,730,921
Losses and loss adjustment expenses	**$ 1,154,068**	$ 1,209,986	$ 946,229
Underwriting, acquisition and insurance expenses	**$ 929,472**	$ 810,179	$ 724,876
Underwriting profit (loss)	**$ 63,588**	$ (40,825)	$ 59,816
U.S. GAAP Combined Ratios [1]			
Excess and Surplus Lines	**94%**	86%	96%
Specialty Admitted	**108%**	109%	100%
London Insurance Market	**89%**	116%	95%
Other Insurance (Discontinued Lines)	**NM[2]**	NM[2]	NM[2]
Markel Corporation (Consolidated)	**97%**	102%	97%

[1] The U.S. GAAP combined ratio is a measure of underwriting performance and represents the relationship of incurred losses, loss adjustment expenses and underwriting, acquisition and insurance expenses to earned premiums. A combined ratio less than 100% indicates an underwriting profit, while a combined ratio greater than 100% reflects an underwriting loss.

[2] NM—Ratio is not meaningful. Further discussion of Other Insurance (Discontinued Lines) underwriting loss follows.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The 2012 consolidated combined ratio decreased from 2011 due to a lower current accident year loss ratio and more favorable development of prior years' loss reserves, partially offset by a higher expense ratio compared to 2011. The 2012 combined ratio included $107.4 million, or five points, of underwriting loss from Hurricane Sandy in the fourth quarter. The 2011 combined ratio included $152.4 million, or eight points, of underwriting loss related to natural catastrophes, including the Thai floods, Hurricane Irene, U.S. tornadoes, Japanese earthquake and tsunami, Australian floods and New Zealand earthquakes. Also contributing to the improvement in the current accident year loss ratio were lower attritional losses primarily in the Excess and Surplus Lines and London Insurance Market segments. The 2012 combined ratio also included $43.1 million, or two points, of underwriting, acquisition and insurance expenses related to the Company's prospective adoption of Financial Accounting Standards Board Accounting Standard Update No. 2010-26, Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts (ASU No. 2010-26). Higher profit sharing costs in 2012 were offset by a favorable impact from higher premium volume. The 2011 combined ratio increased from 2010 due to a higher current accident year loss ratio, partially offset by more favorable development of prior years' loss reserves and a lower expense ratio. The increase in the 2011 combined ratio was driven by higher losses from natural catastrophes in 2011 compared to 2010, as described above. The lower expense ratio in 2011 was primarily due to lower costs associated with our system and business process initiatives and lower profit sharing costs.

The estimated net losses on Hurricane Sandy represent our best estimate of losses based upon the most current information available. We have used various loss estimation techniques to develop these reserves, including reviews of modeled loss estimates that factor in third party industry loss estimates, detailed policy level reviews and direct contact with insureds and brokers. However, reported losses and information on potential losses have come in slowly given the magnitude of the event. While we believe our reserves for Hurricane Sandy are adequate, we continue to closely monitor reported claims and will adjust our estimates of gross and net losses as new information becomes available. The net losses from Hurricane Sandy were within our risk tolerance.

The 2012 combined ratio included $399.0 million of favorable development on prior years' loss reserves compared to $354.0 million in 2011 and $278.0 million in 2010. The favorable development on prior years' loss reserves during the past three years was primarily due to loss reserve redundancies at Markel International and on our professional and products liability programs within the Excess and Surplus Lines segment. Loss reserve redundancies at Markel International were $192.0 million, $94.8 million and $117.7 million in 2012, 2011 and 2010, respectively. Loss reserve redundancies on our professional and products liability programs within the Excess and Surplus Lines segment were $65.9 million, $87.3 million and $96.7 million in 2012, 2011 and 2010, respectively. In 2012 and 2011, the favorable development on prior years' loss reserves also included $78.8 million and $83.7 million, respectively of loss reserve redundancies on various long-tail casualty lines within the Excess and Surplus Lines segment.

Over the past three years, we have experienced significant redundancies in prior years' loss reserves. The product lines that have produced these redundancies are primarily long-tail books of business that take many years to fully develop. The positive trend in these prior years' loss reserves was partially the result of the more favorable rates and terms associated with the hard insurance market that we experienced from 2000 through 2004. Although the favorable rates and terms obtained during the hard insurance market created expectations of improved underwriting results, the full impact from this favorable environment could not be quantified when we initially established loss reserves for these years. Additionally, the positive trend in these prior years' loss reserves was due in part to the adverse impact of softening insurance market conditions and poor economic conditions experienced in recent years not being as significant as initially anticipated. Since 2005, we have generally been in a soft insurance market. In 2008 and 2009, we experienced a significant economic slowdown from the recessionary environment. Given the volatile nature of our long-tail books of business, the ultimate adverse impact of the soft insurance market and unfavorable economic environment could not be quantified when we initially established loss reserves for these years. In each of the past three years, actual claims reporting patterns have been more favorable than we initially anticipated. In connection with our quarterly reviews of loss reserves, the actuarial methods we used have exhibited a favorable trend for the 2003 to 2011 accident years. This trend was observed using statistical analysis of actual loss experience for those years, particularly with regard to our long-tail books of business within the Excess and Surplus Lines and London Insurance Market segments, which developed more favorably than we had expected based upon our historical experience. As actual losses experienced on these accident years have continued to be lower than anticipated, it has become more likely that the underwriting results will prove to be better than originally estimated. Additionally, as most actuarial methods rely upon historical reporting patterns, the favorable trends experienced on earlier accident years have resulted in a re-estimation of our ultimate incurred losses on more recent accident years. When we experience loss frequency or loss severity trends that are more favorable than we initially anticipated, we often evaluate the loss experience over a period of several years in order to assess the relative credibility of loss development trends. In each of the past three years, based upon our evaluations of claims development patterns in our long-tail, and often volatile, lines of business, we gave greater credibility to the favorable trend. As a result, our actuaries reduced their estimates of ultimate losses, and management incorporated this favorable trend into its best estimate and reduced prior years' loss reserves accordingly.

While we believe it is possible that there will be additional redundancies on prior years' loss reserves in 2013, we caution readers not to place undue reliance on this favorable trend. In 2004, we began to see a softening of the insurance market and experienced a slow down in the rate of increase in prices as a result of increased competition. Competition remained strong in 2005 and increased further from 2006 through 2010, resulting in deterioration in pricing over this period of time. Further, the ultimate impact that the financial crisis and related economic recession of 2008 and 2009 will have on our underwriting results is difficult to quantify. Similar to the impact of the hardening of the insurance market that began in 2000, the impact on our underwriting results from the soft insurance market and adverse economic conditions cannot be fully quantified in advance.

The following discussion provides more detail by segment of the underwriting results described above. Following this segment-based discussion is a summary table of prior years' loss reserve development.

Excess and Surplus Lines Segment

The Excess and Surplus Lines segment's combined ratio for 2012 was 94% (including five points of underwriting loss related to Hurricane Sandy and two points of expense related to the prospective adoption of ASU No. 2010-26) compared to 86% in 2011 (including three points of underwriting loss related to natural catastrophes) and 96% in 2010. The combined ratio increased in 2012 compared to 2011 primarily due to less favorable development on prior years' loss reserves, partially offset by a lower current accident year loss ratio. Excluding the impact of natural catastrophes in both periods, the improvement in the current accident year loss ratio in 2012 was due in part to lower attritional property losses compared to 2011. The combined ratio decreased in 2011 compared to 2010 due to more favorable development on prior years' loss reserves.

In 2012, the Excess and Surplus Lines segment's results included $181.4 million of favorable development on prior years' loss reserves compared to $227.5 million in 2011 and $159.0 million in 2010. In all three periods, the redundancies on prior years' loss reserves experienced within the Excess and Surplus Lines segment were primarily on our professional and products liability programs and on our casualty programs. As the average loss severity or claim frequency estimates on these long-tail books of business have decreased, our actuarial estimates of the ultimate liability for unpaid losses and loss adjustment expenses were reduced, and management reduced prior years' loss reserves accordingly. The reduction in favorable development on prior years' loss reserves in 2012 was primarily due to the effect of soft market conditions on the underlying profitability of more recent accident years. The increase in favorable development on prior years' loss reserves in 2011 was primarily due to having favorable development on two run-off programs that were exposed to losses associated with the adverse conditions in the residential mortgage market compared to unfavorable development in 2010 on these same two programs. In 2011, we resolved a significant portion of our outstanding liabilities associated with one of those programs and, as a result, reduced prior years' loss reserves by $16.1 million.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The favorable development of prior years' loss reserves during 2012 included $65.9 million of redundancies on our professional and products liability programs, of which $61.1 million was on the 2007 to 2011 accident years. The favorable development of prior years' loss reserves during 2011 included $87.3 million of redundancies on our professional and products liability programs, of which $78.9 million was on the 2006 to 2010 accident years. The favorable development of prior years' loss reserves during 2010 included $96.7 million of redundancies on our professional and products liability programs, of which $79.8 million was on the 2006 to 2009 accident years. The favorable development experienced in 2012, 2011 and 2010 on our long-tail professional and products liability books of business was primarily the result of lower loss severity than was originally anticipated. In each of the periods presented, the product lines that produced the majority of the redundancy were the specified medical, medical malpractice and products liability programs. In 2012, the average claim severity estimate on the 2007 to 2011 accident years for these product lines declined by 4% compared to 2011. In 2011, the average claim severity estimate on the 2006 to 2010 accident years for these product lines declined by 6% compared to 2010. As a result of these decreases in severity, our actuarial estimates of the ultimate liability for unpaid losses and loss adjustment expenses were reduced, and management reduced prior years' loss reserves accordingly.

In 2012, we experienced $78.8 million of redundancies on various long-tail casualty lines, primarily on the 2003 to 2009 accident years, due in part to lower claim frequencies than originally anticipated. In 2011, we experienced $83.7 million of redundancies on various long-tail casualty lines, primarily on the 2003 to 2009 accident years, primarily due to lower loss severity than originally anticipated. In 2010, we experienced $55.4 million of redundancies on our brokerage general liability, excess and umbrella and environmental programs on the 2003 to 2009 accident years, primarily due to lower loss severity than originally anticipated. In 2003, as a result of previous adverse loss experience, we took significant corrective actions within our brokerage casualty operations, including the re-underwriting and re-pricing of the ongoing business. Our brokerage casualty business includes product lines that are long-tail and volatile in nature. During 2012 and 2011 actual incurred losses and loss adjustment expenses on reported claims for various long-tail casualty lines on the 2003 to 2009 accident years were $41.9 million and $29.6 million, respectively, less than we anticipated in our actuarial analyses. During 2010, actual incurred losses and loss adjustment expenses on reported claims for brokerage casualty business on the 2003 to 2009 accident years were $12.9 million less than we anticipated in our actuarial analyses. As a result, our actuaries reduced their estimates of ultimate losses in 2012, 2011 and 2010, and management assigned greater credibility to this favorable experience and reduced prior years' loss reserves accordingly.

Specialty Admitted Segment

The Specialty Admitted segment's combined ratio for 2012 was 108% (including three points of underwriting loss related to Hurricane Sandy and two points of expense related to the prospective adoption of ASU No. 2010-26) compared to 109% in 2011 (including two points of underwriting loss related to natural catastrophes) and 100% in 2010. The combined ratio decreased in 2012 compared to 2011 due to more favorable development of prior years' loss reserves and a lower current accident year loss ratio, partially offset by a higher expense ratio compared to 2011. The improvement in the current accident year loss ratio in 2012 was due in part to improved underwriting performance for two programs within our accident and health liability class. The increase in the 2012 expense ratio was driven by higher underwriting, acquisition and insurance expenses related to the Company's prospective adoption of ASU No. 2010-26, higher profit sharing costs and the write-off of previously capitalized software development costs.

The combined ratio increased in 2011 compared to 2010 due to a higher current accident year loss ratio, partially offset by more favorable development on prior years' loss reserves. In addition to the impact of natural catastrophes, the higher current accident year loss ratio for 2011 was due in part to the impact of soft market conditions on pricing and a greater incidence of high severity losses across several divisions at the Markel Specialty unit, including higher than expected loss frequency and severity on the accident and health liability class. The increase in the current accident year loss ratio for 2011 also was attributable to the impact of the inclusion of our Markel FirstComp workers' compensation operations in the Specialty Admitted segment. Our workers' compensation operations added four points and two points to the Specialty Admitted segment's current accident year loss ratio in 2011 and 2010, respectively, and added five points and one point to the segment's combined ratio in 2011 and 2010, respectively.

The Specialty Admitted segment's results included $46.7 million, $27.4 million and $4.7 million of favorable development on prior years' loss reserves in 2012, 2011 and 2010 respectively. The favorable development in 2012 included $31.2 million of redundancies of prior years' loss reserves at the Markel Specialty unit, most notably on the 2006 to 2011 accident year across several product lines. The favorable development in 2012 was most significant on our accident and medical and general liability product lines. During 2012, these product lines had incurred loss development which was less than we anticipated in our actuarial analyses. As a result, our actuaries reduced their estimates of the ultimate liability for unpaid losses and loss adjustment expenses, and management reduced prior years' loss reserves accordingly. The favorable development in 2011 included $18.2 million of redundancies of prior years' loss reserves at the Markel Specialty unit, primarily on the 2006 to 2009 accident years. In 2011, the favorable development at the Markel Specialty unit was due in part to lower loss severity than was originally anticipated on various property lines of business and lower loss frequency than was originally anticipated on various casualty programs. The favorable development in 2010 was primarily due to redundancies of prior years' loss reserves at the Markel American Specialty Personal and Commercial Lines unit on the 2007 to 2009 accident years.

Beginning in the fourth quarter of 2010, the Specialty Admitted segment's results included our Markel FirstComp workers' compensation operations. Markel FirstComp produces business for certain of our insurance companies and through June 30, 2011 also acted as a managing general agent producing business for the benefit of unaffiliated insurance companies. In 2012 and 2011, the Specialty Admitted segment's results included a loss of $36.1 million and $33.8 million, respectively, from our Markel FirstComp operations, which was consistent with our expectations. The workers' compensation insurance market continues to be adversely impacted by high rates of unemployment, unfavorable economic conditions and a challenging pricing environment. The losses experienced in 2012 and 2011 were also due in part to the impact of conforming the confidence level of Markel FirstComp's reserves with our historical levels, which we expect will be completed in 2013.

London Insurance Market Segment

The London Insurance Market segment's combined ratio for 2012 was 89% (including six points of underwriting loss related to Hurricane Sandy and two points of expense related to the prospective adoption of ASU No. 2010-26) compared to 116% in 2011 (including 18 points of underwriting loss related to natural catastrophes) and 95% in 2010 (including three points of underwriting loss related to natural catastrophes). In addition to the impact of fewer natural catastrophes, the combined ratio decreased in 2012 due to more favorable development of prior years' loss reserves compared to 2011 and lower attritional losses on the current accident year, primarily on our property lines in the Specialty division within the London Insurance Market segment. In 2011, in addition to the impact of natural catastrophes, the combined ratio increased compared to 2010 due to less favorable development on prior years' loss reserves. The 2010 combined ratio included $17.0 million, or three points, of underwriting loss related to the Chilean earthquake.

The London Insurance Market segment's 2012 combined ratio included $192.0 million of favorable development on prior years' loss reserves, of which $117.0 million was on the 2008 and 2009 accident years. The redundancies on prior years' loss reserves experienced in 2012 occurred in a variety of programs across each of our divisions driven by lower than expected claims activity. Consistent with the favorable development experienced in 2011 and 2010, favorable development in 2012 was due in part to the adverse impact of the disruptions in the financial markets during 2008 and 2009 not being as significant as initially anticipated. The favorable development of prior years' loss reserves experienced in 2012 also included $39.1 million of redundancies on the 2001 and prior accident years, due to continued favorable development on casualty lines and legacy syndicate business and a reduction in the allowance for reinsurance bad debt related to such liabilities.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The London Insurance Market segment's 2011 combined ratio included $94.8 million of favorable development on prior years' loss reserves, of which $43.4 million was on the 2008 and 2009 accident years. This favorable development of prior years' loss reserves occurred in a variety of programs across each of our divisions and was due in part to the adverse impact of the disruptions in the financial markets during 2008 and 2009 not being as significant as initially anticipated. The favorable development of prior years' loss reserves experienced in 2011 included $18.8 million of redundancies on the 2001 and prior accident years. As we continued to experience better than expected case loss activity on the remaining open claims, we reduced prior years' loss reserves accordingly.

The London Insurance Market segment's 2010 combined ratio included $117.7 million of favorable development on prior years' loss reserves, of which $76.3 million was on the 2004 to 2007 accident years. This favorable development of prior years' loss reserves occurred in a variety of programs across each of our divisions and was due in part to the adverse impact of softening insurance market conditions since 2005 and recent poor economic conditions not being as significant as initially anticipated. During 2010, actual incurred losses and loss adjustment expenses on reported claims for the 2004 to 2007 accident years were less than we originally expected. As a result of this favorable experience, our actuarial estimates of the ultimate liability for unpaid losses and loss adjustment expenses were reduced by $29.9 million, and management reduced prior years' loss reserves accordingly.

The favorable development of prior years' loss reserves experienced in 2010 included $33.7 million of redundancies on the 2001 and prior accident years. These redundancies predominantly related to marine and aviation liability and professional indemnity business written prior to our acquisition of Markel International in 2000. The claims file review in 2010 highlighted better than expected case loss activity due in part to favorable claims settlements experienced in 2010. Based on the results of the claims file review, there was less uncertainty with regard to the ultimate settlement amount of the remaining open claims, and we reduced prior years' loss reserves accordingly.

In 2010, the loss reserve redundancies in the London Insurance Market segment were partially offset by $35.0 million of adverse loss reserve development on prior years' loss reserves in the Professional and Financial Risks division related to medical malpractice coverage for Italian hospitals, which we started writing in 2005. This business was written until late 2008 when, as a result of higher than expected loss frequency and severity, we exited this class. During 2010, we completed a detailed review of all reported claims within the medical malpractice class, which highlighted that ultimate loss severity is expected to be greater than previously anticipated due in part to an increasingly adverse legal environment for medical malpractice insurers in Italy. As a result, our actuaries increased their estimates of ultimate losses, and management increased prior years' loss reserves accordingly.

The underwriting performance for this segment may vary to a greater degree than our other segments due to Markel International's current mix of business, which includes a high percentage of catastrophe-exposed business and higher average policy limits.

Other Insurance (Discontinued Lines) Segment

The majority of the losses and loss adjustment expenses and the underwriting, acquisition and insurance expenses for the Other Insurance (Discontinued Lines) segment are associated with asbestos and environmental exposures or discontinued Markel International programs, most of which were discontinued upon acquisition, or shortly thereafter. Given the insignificant amount of premium earned in the Other Insurance (Discontinued Lines) segment, we evaluate this segment's underwriting performance in terms of dollars of underwriting profit or loss instead of its combined ratio.

The Other Insurance (Discontinued Lines) segment produced an underwriting loss of $21.3 million in 2012 compared to an underwriting profit of $4.7 million in 2011 and an underwriting loss of $3.1 million in 2010. The underwriting loss in 2012 included $38.2 million of adverse loss reserve development on asbestos and environmental exposures, partially offset by favorable movements in prior years' loss reserves and allowances for reinsurance bad debt related to discontinued lines of business originally written by Markel International.

We complete an annual review of our asbestos and environmental exposures during the third quarter of the year unless circumstances suggest an earlier review is appropriate. Over the past two years, the number of asbestos and environmental claims reported each year across the property and casualty industry has been on the decline. However, at the same time, the likelihood of making an indemnity payment has risen, thus increasing the average cost per reported claim. During our 2012 annual review, we reduced our estimate of the ultimate claims count, while increasing our estimate of the number of claims that would ultimately be closed with an indemnity payment. As a result, prior years' loss reserves for asbestos and environmental exposures were increased by $31.1 million. During our 2011 and 2010 reviews, we determined that no adjustment to loss reserves was required.

Asbestos and environmental loss reserves are subject to significant uncertainty due to potential loss severity and frequency resulting from an uncertain and unfavorable legal climate. Our asbestos and environmental reserves are not discounted to present value and are forecasted to pay out over the next 40 to 50 years. We seek to establish appropriate reserve levels for asbestos and environmental exposures; however, these reserves could be subject to increases in the future. See note 8 of the notes to consolidated financial statements for further discussion of our exposures to asbestos and environmental claims.

The following tables summarize the increases (decreases) in prior years' loss reserves by segment, as discussed above.

	Year Ended December 31, 2012				
(dollars in millions)	Excess & Surplus Lines	Specialty Admitted	London Insurance Market	Other Insurance (Discontinued Lines)	Total
Professional/Products liability	**$ (65.9)**	**$ —**	**$ —**	**$ —**	**$ (65.9)**
Casualty	**(78.8)**	**—**	**—**	**—**	**(78.8)**
Markel International: 2002 & post	**—**	**—**	**(152.9)**	**—**	**(152.9)**
Markel International: 2001 & prior	**—**	**—**	**(39.1)**	**—**	**(39.1)**
Markel Specialty	**—**	**(31.2)**	**—**	**—**	**(31.2)**
Asbestos and environmental exposures	**—**	**—**	**—**	**38.2**	**38.2**
Net other prior years' redundancy	**(36.7)**	**(15.5)**	**—**	**(17.1)**	**(69.3)**
INCREASE (DECREASE)	**$ (181.4)**	**$ (46.7)**	**$ (192.0)**	**$ 21.1**	**$ (399.0)**

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

	Year Ended December 31, 2011				
(dollars in millions)	Excess & Surplus Lines	Specialty Admitted	London Insurance Market	Other Insurance (Discontinued Lines)	Total
Professional/Products liability	$ (87.3)	$ —	$ —	$ —	$ (87.3)
Casualty	(83.7)	—	—	—	(83.7)
Mortgage-related programs	(16.1)	—	—	—	(16.1)
Markel International: 2002 & post	—	—	(76.0)	—	(76.0)
Markel International: 2001 & prior	—	—	(18.8)	—	(18.8)
Markel Specialty	—	(18.2)	—	—	(18.2)
Net other prior years' redundancy	(40.4)	(9.2)	—	(4.3)	(53.9)
DECREASE	$ (227.5)	$ (27.4)	$ (94.8)	$ (4.3)	$ (354.0)

	Year Ended December 31, 2010				
(dollars in millions)	Excess & Surplus Lines	Specialty Admitted	London Insurance Market	Other Insurance (Discontinued Lines)	Total
Professional/Products liability	$ (96.7)	$ —	$ —	$ —	$ (96.7)
Brokerage casualty	(55.4)	—	—	—	(55.4)
Mortgage-related programs	29.9	—	—	—	29.9
Markel International: medical malpractice	—	—	35.0	—	35.0
Markel International: 2002 & post	—	—	(119.0)	—	(119.0)
Markel International: 2001 & prior	—	—	(33.7)	—	(33.7)
Net other prior years' (redundancy) deficiency	(36.8)	(4.7)	—	3.4	(38.1)
INCREASE (DECREASE)	$ (159.0)	$ (4.7)	$ (117.7)	$ 3.4	$ (278.0)

Over the past three years, we have experienced favorable development on prior years' loss reserves ranging from 6% to 9% of beginning of year net loss reserves. In 2012, we experienced favorable development of $399.0 million or 9% of beginning of year net loss reserves, compared to $354.0 million, or 8% of beginning of year net loss reserves, in 2011 and $278.0 million, or 6% of beginning of year net loss reserves, in 2010.

It is difficult for management to predict the duration and magnitude of an existing trend and, on a relative basis, it is even more difficult to predict the emergence of factors or trends that are unknown today but may have a material impact on loss reserve development. In assessing the likelihood of whether the above favorable trends will continue and whether other trends may develop, we believe that a reasonably likely movement in prior years' loss reserves during 2013 would range from a deficiency of approximately 1%, or $50 million, to a redundancy of approximately 8%, or $350 million, of December 31, 2012 net loss reserves.

Premiums

The following table summarizes gross premium volume by segment.

GROSS PREMIUM VOLUME	Years Ended December 31,		
(dollars in thousands)	**2012**	2011	2010
Excess and Surplus Lines	**$ 956,273**	$ 893,427	$ 898,409
Specialty Admitted	**669,692**	572,392	375,036
London Insurance Market	**887,720**	825,301	708,968
Other Insurance (Discontinued Lines)	**(4)**	131	54
TOTAL	**$ 2,513,681**	$ 2,291,251	$ 1,982,467

The Excess and Surplus Lines segment gross premium volume increased 7% in 2012 compared to 2011. The increase in 2012 was due in part to more favorable rates, primarily on our excess and umbrella and property lines. Excess and Surplus Lines segment gross premium volume decreased 1% in 2011 compared to 2010. The decrease in 2011 was due to a reduction in written premiums on two specialized insurance programs, one of which was exposed to losses associated with the adverse conditions in the residential mortgage market and is now in run-off. Excluding these two programs, gross premium volume in the Excess and Surplus Lines segment increased 7% in 2011.

The Specialty Admitted segment gross premium volume increased 17% in 2012 compared to 2011 and increased 53% in 2011 compared to 2010. In 2012, the Specialty Admitted segment included $79.2 million of gross written premiums from Thomco, which was acquired in the first quarter of 2012. Gross premium volume in the Specialty Admitted segment also included $257.3 million of gross premium volume attributable to Markel FirstComp, compared to $226.7 million in 2011 and $40.7 million in 2010.

The London Insurance Market segment gross premium volume increased 8% in 2012 compared to 2011. The increase in 2012 was due in part to more favorable rates, primarily in our Marine and Energy division. London Insurance Market segment gross premium volume increased 16% in 2011 compared to 2010. The increase in 2011 was due in part to an increase in premiums written by Elliott Special Risks, which was converted during 2010 from a managing general agent operation to a risk bearing insurance division. During 2011, gross premium volume in the London Insurance Market segment also benefited from offering higher policy limits and an improved pricing environment in the Marine and Energy division. Foreign currency exchange rate movements did not have a significant impact on gross premium volume in 2012 or 2011.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The following table summarizes net written premiums by segment.

NET WRITTEN PREMIUMS	Years Ended December 31,		
(dollars in thousands)	**2012**	2011	2010
Excess and Surplus Lines	**$ 811,601**	$ 772,279	$ 797,518
Specialty Admitted	**628,147**	543,213	348,634
London Insurance Market	**774,383**	726,359	622,799
Other Insurance (Discontinued Lines)	**(5)**	(13)	167
TOTAL	**$ 2,214,126**	$ 2,041,838	$ 1,769,118

Net retention of gross premium volume was 88% in 2012 compared to 89% in both 2011 and 2010. As part of our underwriting philosophy, we seek to offer products with limits that do not require significant amounts of reinsurance. We purchase reinsurance in order to reduce our retention on individual risks and enable us to write policies with sufficient limits to meet policyholder needs.

The following table summarizes earned premiums by segment.

EARNED PREMIUMS	Years Ended December 31,		
(dollars in thousands)	**2012**	2011	2010
Excess and Surplus Lines	**$ 793,159**	$ 756,306	$ 809,672
Specialty Admitted	**588,758**	527,293	343,574
London Insurance Market	**765,216**	695,753	577,507
Other Insurance (Discontinued Lines)	**(5)**	(12)	168
TOTAL	**$ 2,147,128**	$ 1,979,340	$ 1,730,921

The Excess and Surplus Lines segment earned premiums increased 5% in 2012 compared to 2011 and decreased 7% in 2011 compared to 2010. The change in both periods was a result of the change in gross premium volume.

The Specialty Admitted segment earned premiums increased 12% in 2012 compared to 2011 and increased 53% in 2011 compared to 2010. In 2012, the Specialty Admitted segment included $241.2 million of earned premiums attributable to Markel FirstComp, compared to $200.8 million in 2011 and $36.9 million in 2010. In 2012, the Specialty Admitted segment also included $31.3 million of earned premiums from Thomco.

The London Insurance Market segment earned premiums increased 10% in 2012 compared to 2011 and increased 20% in 2011 compared to 2010. The increase in both periods was primarily a result of higher gross premium volume. Foreign currency exchange rate movements did not have a significant impact on earned premiums in 2012 or 2011.

Investing Results

Our business strategy recognizes the importance of both consistent underwriting and operating profits and superior investment returns to build shareholder value. We rely on sound underwriting practices to produce investable funds while minimizing underwriting risk. We believe it is important to evaluate investment performance by measuring total investment return. Total investment return includes items that impact net income, such as net investment income and realized investment gains or losses, as well as changes in unrealized gains or losses, which do not impact net income. We focus on long-term total investment return, understanding that the level of realized and unrealized investment gains or losses may vary from one period to the next. Taxable equivalent total investment return provides a measure of investment performance that considers the yield of both taxable and tax-exempt investments on an equivalent basis.

Following a period of considerable dislocation in the global financial markets that began in 2008, our investment portfolio experienced significant recoveries beginning in the latter half of 2009 and continuing into 2010. Given the improvement in the financial markets in 2010, we increased our purchases of fixed maturities and equity securities and gradually shifted our investment portfolio's allocation from short-term investments and cash and cash equivalents to higher yielding investment securities. During 2011 and 2012, we have increased our holdings of equity securities to capitalize on opportunities in the equity markets. Also during this time, we increased our holdings of cash and cash equivalents and short-term investments and reduced our holdings of fixed maturities. Due to the current low interest rate environment, we have chosen to take a more defensive posture, earning slightly lower investment yields in order to maintain a high level of liquidity and have flexibility in how we allocate capital. At December 31, 2012, equity securities represented 26% of our invested assets compared to 21% at December 31, 2011. At December 31, 2012, short-term investments and cash and cash equivalents represented 21% of our invested assets compared to 15% at December 31, 2011.

The following table summarizes our investment performance.

	Years Ended December 31,		
(dollars in thousands)	**2012**	2011	2010
Net investment income	**$ 282,107**	$ 263,676	$ 272,530
Net realized investment gains	**$ 31,593**	$ 35,857	$ 36,362
Change in net unrealized gains on investments	**$ 353,808**	$ 182,722	$ 243,736
Investment yield[1]	**3.7%**	3.6%	3.8%
Taxable equivalent total investment return, before foreign currency effect	**8.6%**	6.7%	8.1%
Taxable equivalent total investment return[2]	**9.0%**	6.5%	7.9%
Invested assets, end of year	**$ 9,332,745**	$ 8,728,147	$ 8,223,796

[1] Investment yield reflects net investment income as a percentage of average invested assets.

[2] Taxable equivalent total investment return includes net investment income, realized investment gains or losses, the change in fair value of the investment portfolio and the effect of foreign currency exchange rate movements during the period as a percentage of average invested assets. Tax-exempt interest and dividend payments are grossed up using the U.S. corporate tax rate to reflect an equivalent taxable yield.

Investments and cash and cash equivalents (invested assets) increased 7% in 2012. The increase in the investment portfolio in 2012 was primarily due to an increase in net unrealized gains on investments of $353.8 million and cash flows from operations of $392.5 million. Invested assets increased 6% in 2011. The increase in the investment portfolio in 2011 was primarily due to an increase in net unrealized gains on investments of $182.7 million and cash flows from operations of $311.3 million.

Net investment income increased 7% in 2012, which was primarily due to a favorable change in the fair value of our credit default swap. Excluding the change in the fair value of our credit default swap, net investment income in 2012 was flat compared to 2011 as lower investment income on our fixed income portfolio, due to lower invested assets, was offset by increased dividend income on our equity portfolio due to special dividend payments during 2012. Net investment income decreased 3% in 2011, which was primarily due to an adverse change in the fair value of our credit default swap. The decrease in net investment income in 2011 also was attributable to a decline in investment yields as we increased our allocation to short-term investments and cash and cash equivalents. The impact of lower investment yields during 2011 was partially offset by having higher invested assets in 2011 compared to 2010.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Net investment income in 2012 included a favorable change in the fair value of our credit default swap of $16.6 million. Net investment income in 2011 included an adverse change in the fair value of our credit default swap of $4.1 million. Net investment income in 2010 included a favorable change in the fair value of our credit default swap of $1.7 million. The fair value of the credit default swap was a liability of $12.7 million and $29.3 million at December 31, 2012 and December 31, 2011, respectively.

Net realized investment gains were $31.6 million, $35.9 million and $36.4 million in 2012, 2011 and 2010, respectively. Net realized investment gains include both gains and losses from sales of securities and losses from write downs for other-than-temporary declines in the estimated fair value of investments. In 2012, net realized investment gains included $12.1 million of write downs for other-than-temporary declines in the estimated fair value of investments compared to $20.2 million and $12.2 million in 2011 and 2010, respectively. In 2012, 2011 and 2010, net realized investment gains were related to equity securities and fixed maturities that were sold because of our decision to reallocate capital to other equity securities or fixed maturities with greater potential for long-term investment returns. In 2010, net realized investment gains were also related to equity securities and fixed maturities that were sold because of tax planning strategies.

Net realized investment gains in 2012, 2011 and 2010 included $0.9 million, $0.5 million and $1.5 million, respectively, of realized losses from sales of fixed maturities and equity securities. Proceeds received on securities sold at a loss were $11.9 million in 2012, $18.5 million in 2011 and $36.0 million in 2010.

Approximately 99% of the gross realized losses in 2012 related to securities that had been in a continuous unrealized loss position for less than one year. Gross realized losses in 2012 included $12.1 million of write downs for other-than-temporary declines in the estimated fair value of investments. These write downs were made with respect to five equity securities.

Approximately 87% of the gross realized losses in 2011 related to securities that had been in a continuous unrealized loss position for less than one year. Gross realized losses in 2011 included $20.2 million of write downs for other-than-temporary declines in the estimated fair value of investments. These write downs were made with respect to 18 equity securities and five fixed maturities.

Approximately 84% of the gross realized losses in 2010 related to securities that had been in a continuous unrealized loss position for less than one year. Gross realized losses in 2010 included $12.2 million of write downs for other-than-temporary declines in the estimated fair value of investments. These write downs were made with respect to eight equity securities, four fixed maturities and four real estate investments.

In 2012, net unrealized gains on investments increased $353.8 million primarily due to increases in the estimated fair value of our equity portfolio as a result of continued improvement in financial market conditions during 2012. In 2011, net unrealized gains on investments increased $182.7 million due to an increase in the estimated fair value of our fixed maturity portfolio as a result of a decline in interest rates during 2011. In 2010, net unrealized gains on investments increased $243.7 million, due to increases in the estimated fair value of both our fixed maturity and equity portfolios as a result of improved financial market conditions during the latter half of 2009 and 2010.

We complete a detailed analysis each quarter to assess whether the decline in the fair value of any investment below its cost basis is deemed other-than-temporary. At December 31, 2012, we held securities with gross unrealized losses of $17.2 million, or less than 1% of invested assets. All securities with unrealized losses were reviewed, and we believe that there were no other securities with indications of declines in estimated fair value that were other-than-temporary at December 31, 2012. However, given the volatility in the debt and equity markets, we caution readers that further declines in fair value could be significant and may result in additional other-than-temporary impairment charges in future periods. Variability in the timing of realized and unrealized gains and losses is to be expected. See note 2(b) of the notes to consolidated financial statements for further discussion of unrealized losses.

Non-Insurance Operations (Markel Ventures)

Our non-insurance operations, which we refer to collectively as Markel Ventures, are comprised of a diverse portfolio of industrial and service companies from various industries, including manufacturers of dredging equipment, high-speed bakery equipment, laminated furniture products and food processing equipment, an owner and operator of manufactured housing communities, a real estate investment fund manager, a retail intelligence services company, a manager of behavioral health programs, a provider of concierge medical and executive health services and a manufacturer and lessor of trailer tubes used by industrial, chemical and distribution companies to transport gas and liquids. In April 2012, we acquired an 85% controlling interest in Havco WP LLC (Havco), a privately held company based in Cape Girardeau, Missouri that manufactures laminated oak and composite wood flooring used in the assembly of truck trailers, intermodal containers and truck bodies. In July 2012, we acquired Tromp Bakery Equipment B.V., a Netherlands based global supplier of high-tech food processing equipment which designs and manufactures baking equipment and sheeting lines for pizza, pastry, pie, and specialty bread bakers worldwide. In September 2012, we acquired an 85% controlling interest in Reading Baking Systems, a leading global designer and manufacturer of industrial baking systems for the production of crackers, pretzels, cookies, and other baked snacks based in Reading, Pennsylvania.

We consolidate our non-insurance operations on a one-month lag. Operating revenues and expenses associated with our non-insurance operations are included in other revenues and other expenses in the consolidated statements of income and comprehensive income. Revenues from our non-insurance operations were $489.4 million, $317.5 million and $166.5 million in 2012, 2011 and 2010, respectively. Net income to shareholders from our non-insurance operations was $13.5 million, $7.7 million and $4.2 million in 2012, 2011 and 2010, respectively. EBITDA from our non-insurance operations was $60.4 million, $37.3 million and $20.4 million in 2012, 2011 and 2010, respectively. Revenues, net income to shareholders and EBITDA from our non-insurance operations increased in 2012 compared to 2011 primarily due to our acquisitions of WI Holdings Inc. in late 2011 and Havco in 2012. Revenues, net income to shareholders and EBITDA from our non-insurance operations increased in 2011 compared to 2010 primarily due to our acquisitions of RD Holdings, LLC and Diamond Healthcare Corporation in late 2010.

Markel Ventures EBITDA is a non-GAAP financial measure and reflects income attributable to our ownership interest in Markel Ventures before interest, income taxes, depreciation and amortization. We use Markel Ventures EBITDA as an operating performance measure in conjunction with U.S. GAAP measures, including revenues and net income, to monitor and evaluate the performance of our non-insurance operations. Because EBITDA excludes interest, income taxes, depreciation and amortization, it provides an indicator of economic performance that is useful to both management and investors in evaluating our non-insurance businesses as it is not affected by levels of debt, interest rates, effective tax rates or levels of depreciation and amortization resulting from purchase accounting. The following table reconciles EBITDA of Markel Ventures to consolidated net income to shareholders.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

	Years Ended December 31,		
(dollars in thousands)	**2012**	2011	2010
Markel Ventures EBITDA	**$ 60,361**	$ 37,325	$ 20,412
Interest expense	**(9,782)**	(10,871)	(2,259)
Income tax expense	**(7,868)**	(4,335)	(3,558)
Depreciation expense	**(14,205)**	(5,106)	(3,239)
Amortization of intangible assets	**(15,031)**	(9,267)	(7,145)
Markel Ventures net income	**13,475**	7,746	4,211
Net income from other Markel operations	**239,910**	134,280	262,582
NET INCOME TO SHAREHOLDERS	**$ 253,385**	$ 142,026	$ 266,793

Interest expense for the years ended December 31, 2012 and 2011 includes intercompany interest expense of $6.4 million and $6.0 million, respectively.

Interest Expense and Income Taxes

Interest expense was $92.8 million in 2012 compared to $86.3 million in 2011 and $73.7 million in 2010. The increase in interest expense in 2012 compared to 2011 was due in part to our $350 million issuance in July 2012 of 4.90% unsecured senior notes due July 1, 2022. The increase in interest expense in 2011 compared to 2010 was due in part to our $250 million issuance in June 2011 of 5.35% unsecured senior notes due June 1, 2021.

The effective tax rate was 17% in 2012 compared to 22% in 2011. In both periods, the effective tax rate differs from the statutory tax rate of 35% primarily as a result of tax-exempt investment income. Additionally, in 2012, we had higher earnings from our foreign operations, which are taxed at a lower rate. The effective tax rate was 9% in 2010, which included tax benefits associated with our foreign operations. Before considering the tax benefits related to foreign operations, the effective tax rate in 2010 was 22%, which differs from the statutory tax rate of 35% primarily as a result of tax-exempt investment income. The effective tax rate in 2010 included an 11% income tax benefit related to foreign operations as a result of a change in our plans regarding the amount of earnings considered indefinitely reinvested in foreign subsidiaries.

With few exceptions, we are no longer subject to income tax examination by tax authorities for years ended before January 1, 2009. See note 7 of the notes to consolidated financial statements for a discussion of factors affecting the realization of our gross deferred tax assets and unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in our income tax returns.

Comprehensive Income to Shareholders

Comprehensive income to shareholders was $503.8 million, $251.9 million and $430.6 million in 2012, 2011 and 2010, respectively. Comprehensive income to shareholders for 2012 included an increase in net unrealized gains on investments, net of taxes, of $242.2 million and net income to shareholders of $253.4 million. Comprehensive income to shareholders for 2011 included an increase in net unrealized gains on investments, net of taxes, of $123.4 million and net income to shareholders of $142.0 million. Comprehensive income to shareholders for 2010 included an increase in net unrealized gains on investments, net of taxes, of $163.5 million and net income to shareholders of $266.8 million.

Claims and Reserves

We maintain reserves for specific claims incurred and reported, reserves for claims incurred but not reported and reserves for uncollectible reinsurance. Our ultimate liability may be greater or less than current reserves. In the insurance industry, there is always the risk that reserves may prove inadequate. We continually monitor reserves using new information on reported claims and a variety of statistical techniques. Anticipated inflation is reflected implicitly in the reserving process through analysis of cost trends and the review of historical development. We do not discount our reserves for losses and loss adjustment expenses to reflect estimated present value.

The first line of the following table shows our net reserves for losses and loss adjustment expenses adjusted for commutations, foreign currency movements and other items. This adjustment is accomplished by revising the reserves for losses and loss adjustment expenses as originally estimated at the end of each year and all prior years for reserves either reassumed from reinsurers or ceded back to cedents through reinsurance commutation agreements. Adjustments also are made for the effects of changes in foreign currency rates since the reserves for losses and loss adjustment expenses were originally estimated. Net reserves for losses and loss adjustment expenses of acquired insurance companies are included in the year of acquisition.

The upper portion of the table shows the cumulative amount paid with respect to the previously recorded reserves as of the end of each succeeding year. The lower portion of the table shows the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year, including cumulative payments made since the end of the respective year. For example, the liability for losses and loss adjustment expenses at the end of 2007 for 2007 and all prior years, adjusted for commutations, foreign currency movements and other items, was originally estimated to be $4,346.5 million. Five years later, as of December 31, 2012, this amount was re-estimated to be $3,382.7 million, of which $2,245.4 million had been paid, leaving a reserve of $1,137.3 million for losses and loss adjustment expenses for 2007 and prior years remaining unpaid as of December 31, 2012.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The following table represents the development of reserves for losses and loss adjustment expenses for the period 2002 through 2012.

(dollars in millions)	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Net reserves, end of year, adjusted for commutations, foreign currency movements and other	**$ 2,966.8**	**3,426.6**	**3,838.1**	**4,196.4**	**4,296.7**	**4,346.5**	**4,564.7**	**4,550.2**	**4,616.0**	**4,638.1**	**4,592.7**
Paid (cumulative) as of:											
One year later	702.1	679.6	717.2	799.5	783.8	727.6	759.5	796.1	898.3	**932.0**	
Two years later	1,214.1	1,194.1	1,256.5	1,375.4	1,312.1	1,270.8	1,364.8	1,417.0	**1,531.0**		
Three years later	1,615.7	1,597.8	1,667.4	1,752.4	1,689.6	1,686.3	1,841.0	**1,881.5**			
Four years later	1,932.5	1,914.7	1,932.9	2,018.2	1,994.1	1,983.9	**2,189.7**				
Five years later	2,171.6	2,105.6	2,114.0	2,243.3	2,201.5	**2,245.4**					
Six years later	2,317.7	2,235.8	2,293.2	2,406.5	**2,396.8**						
Seven years later	2,418.7	2,382.1	2,418.4	**2,581.1**							
Eight years later	2,537.0	2,487.4	**2,545.1**								
Nine years later	2,624.5	**2,604.5**									
Ten years later	**2,730.4**										
Reserves re-estimated as of:											
One year later	3,095.4	3,460.5	3,787.5	4,064.0	4,099.4	4,182.7	4,329.3	4,272.1	4,262.2	**4,239.1**	
Two years later	3,279.7	3,481.0	3,632.8	3,913.7	3,960.4	3,947.3	4,092.5	3,928.9	**3,887.0**		
Three years later	3,354.9	3,416.5	3,548.3	3,809.8	3,773.1	3,732.9	3,827.7	**3,636.5**			
Four years later	3,342.2	3,412.8	3,520.3	3,700.2	3,612.5	3,531.7	**3,631.5**				
Five years later	3,374.9	3,433.1	3,474.0	3,588.2	3,458.1	**3,382.7**					
Six years later	3,416.1	3,408.9	3,391.9	3,473.8	**3,359.8**						
Seven years later	3,418.3	3,353.0	3,308.7	**3,408.3**							
Eight years later	3,387.1	3,299.7	**3,261.8**								
Nine years later	3,351.4	**3,266.4**									
Ten years later	**3,322.9**										
Net cumulative redundancy (deficiency)	**$ (356.1)**	**160.2**	**576.3**	**788.1**	**936.9**	**963.8**	**933.2**	**913.7**	**729.0**	**399.0**	
Cumulative %	(12)%	5%	15%	19%	22%	22%	20%	20%	16%	9%	
Gross reserves, end of year, adjusted for commutations, foreign currency movements and other	$ 4,337.4	4,784.4	5,210.7	5,975.4	5,409.0	5,298.2	5,542.7	5,383.7	5,390.4	5,419.9	5,371.4
Reinsurance recoverable, adjusted for commutations, foreign currency movements and other	1,370.6	1,357.8	1,372.6	1,779.0	1,112.3	951.7	978.0	833.5	774.4	781.8	778.8
Net reserves, end of year, adjusted for commutations, foreign currency movements and other	**$ 2,966.8**	**3,426.6**	**3,838.1**	**4,196.4**	**4,296.7**	**4,346.5**	**4,564.7**	**4,550.2**	**4,616.0**	**4,638.1**	**4,592.7**
Gross re-estimated reserves	4,831.5	4,605.6	4,497.6	5,025.7	4,347.3	4,215.1	4,495.2	4,392.9	4,620.3	5,015.2	
Re-estimated recoverable	1,508.6	1,339.2	1,235.8	1,617.4	987.5	832.4	863.7	756.4	733.3	776.1	
Net re-estimated reserves	**$ 3,322.9**	**3,266.4**	**3,261.8**	**3,408.3**	**3,359.8**	**3,382.7**	**3,631.5**	**3,636.5**	**3,887.0**	**4,239.1**	
Gross cumulative redundancy (deficiency)	**$ (494.1)**	**178.8**	**713.1**	**949.7**	**1,061.7**	**1,083.1**	**1,047.5**	**990.8**	**770.1**	**404.7**	

Net cumulative redundancy (deficiency) represents the change in the estimate from the original balance sheet date to the date of the current estimate. For example, the liability for losses and loss adjustment expenses developed a $963.8 million redundancy from December 31, 2007 to December 31, 2012. Conditions and trends that have affected the development of loss reserves in the past may not necessarily occur in the future. Accordingly, it may not be appropriate to extrapolate future redundancies or deficiencies based on the table. Gross cumulative redundancy (deficiency) is presented before deductions for reinsurance. Gross deficiencies and redundancies may be significantly more or less than net deficiencies and redundancies due to the nature and extent of applicable reinsurance. The net and gross cumulative redundancies as of December 31, 2012 for 2011 and prior years were primarily due to redundancies that developed during 2012 at Markel International and on our professional and products liability and casualty programs within the Excess and Surplus Lines segment on the 2003 to 2011 accident years. See "Underwriting Results" for further discussion of changes in prior years' loss reserves.

See note 8 of the notes to consolidated financial statements and the discussion under "Critical Accounting Estimates" for a discussion of estimates and assumptions related to the reserves for losses and loss adjustment expenses.

Liquidity and Capital Resources

We seek to maintain prudent levels of liquidity and financial leverage for the protection of our policyholders, creditors and shareholders. Our target capital structure includes approximately 30% debt. Our debt to capital ratio was 28% at both December 31, 2012 and December 31, 2011. From time to time, our debt to total capital ratio may increase due to business opportunities that may be financed in the short term with debt. Alternatively, our debt to total capital ratio may fall below our target capital structure, which provides us with additional borrowing capacity to respond when future opportunities arise.

At December 31, 2012, our holding company (Markel Corporation) held $1.4 billion of invested assets, which approximated 16 times annual interest expense of the holding company, compared to $1.2 billion of invested assets at December 31, 2011. In order to maintain prudent levels of liquidity, we seek to maintain invested assets at Markel Corporation of at least two times annual interest expense. The excess liquidity at Markel Corporation is available to increase capital at our insurance subsidiaries, complete acquisitions, repurchase shares of our common stock or retire debt.

Under the terms of the agreements in which we acquired controlling interests in certain non-insurance subsidiaries, the remaining equity interests have the option to sell their interests to us in the future. These redeemable noncontrolling interests generally become redeemable through 2018; however, the occurrence, timing and redemption value of these transactions is uncertain. As of December 31, 2012, redeemable noncontrolling interests totaled $86.2 million.

In October 2010, we completed our acquisition of Aspen Holdings, Inc. (Aspen). As part of the consideration for this acquisition, Aspen shareholders received contingent value rights that may result in the payment of additional cash consideration depending, among other things, upon the development of pre-acquisition loss reserves and loss sensitive profit commissions over time. Based on current expectations, we believe that it is unlikely that any contingent consideration will be paid related to the contingent value rights.

Our Board of Directors has approved the repurchase of up to $200 million of common stock under a share repurchase program (the Program). Under the Program, we may repurchase outstanding shares of common stock from time to time, primarily through open-market transactions. The Program has no expiration date but may be terminated by the Board of Directors at any time. As of December 31, 2012, we had repurchased 154,842 shares of our common stock at a cost of $60.5 million under the Program.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Our insurance operations collect premiums and pay claims, reinsurance costs and operating expenses. Premiums collected and positive cash flows from the insurance operations are invested primarily in short-term investments and long-term fixed maturities. Short-term investments held by our insurance subsidiaries provide liquidity for projected claims, reinsurance costs and operating expenses. As a holding company, Markel Corporation receives cash from its subsidiaries as reimbursement for operating and other administrative expenses it incurs. The reimbursements are made within the guidelines of various management agreements between the holding company and its subsidiaries.

The holding company has historically relied upon dividends from its domestic subsidiaries to meet debt service obligations. Under the insurance laws of the various states in which our domestic insurance subsidiaries are incorporated, an insurer is restricted in the amount of dividends it may pay without prior approval of regulatory authorities. At December 31, 2012, our domestic insurance subsidiaries could pay ordinary dividends of $186.5 million during the following twelve months under these laws.

There are also regulatory restrictions on the amount of dividends that our foreign insurance subsidiaries may pay. We must provide 14 days advance notice to the Financial Services Authority before receiving dividends from MIICL. In addition, our foreign insurance subsidiaries must comply with the United Kingdom Companies Act of 2006, which provides that dividends may only be paid out of profits available for that purpose. At December 31, 2012, earnings of our foreign subsidiaries are considered reinvested indefinitely. At December 31, 2012, cash and cash equivalents and short-term investments of $566.8 million were held by our foreign subsidiaries and will not be made available for distributions to the holding company. We do not expect the amount of cash and cash equivalents and short-term investments that we consider reinvested indefinitely to have a material effect on our liquidity or capital resources.

Net cash provided by operating activities was $392.5 million, $311.3 million and $223.3 million in 2012, 2011 and 2010, respectively. The increase in 2012 compared to 2011 was due to higher cash flows from underwriting activities and our non-insurance operations. The higher cash flows from underwriting activities were a result of higher premium volume in each of our three operating segments. The higher cash flows from our non-insurance operations were primarily due to recent acquisitions. The increase in 2011 compared to 2010 was due to higher cash flows from underwriting activities in the Specialty Admitted segment.

Net cash used by investing activities was $339.5 million, $474.3 million and $283.3 million in 2012, 2011 and 2010, respectively. During 2012 and 2011, we have increased our holdings of equity securities to take advantage of opportunities in the equity markets. Also during this time, we increased our holdings of cash and cash equivalents and short-term investments and reduced our holdings of fixed maturities, earning slightly lower investment yields. Due to the current low interest rate environment, we have chosen to take a more defensive posture in order to maintain a high level of liquidity and have flexibility in how we allocate capital. We were also planning for increased claims settlement activity resulting from the higher amount of catastrophe losses incurred during 2011 and 2012. During 2010, given the improvement in the financial markets over the latter half of 2009 and continuing into 2010, we increased our purchases of fixed maturities and equity securities and gradually shifted our investment portfolio's allocation from short-term investments and cash and cash equivalents to higher yielding investment securities. Net cash used by investing activities included $243.7 million, $120.1 million and $214.2 million of cash, net of cash acquired, used to complete acquisitions in 2012, 2011 and 2010, respectively. See note 21 of the notes to consolidated financial statements for a discussion of acquisitions.

Invested assets increased to $9.3 billion at December 31, 2012 from $8.7 billion at December 31, 2011. Net unrealized gains on investments, net of taxes, were $946.9 million at December 31, 2012 compared to $704.7 million at December 31, 2011. The increase in net unrealized gains on investments, net of taxes, in 2012 was primarily due to an increase in the estimated fair value of our equity portfolio as a result of improving market conditions during 2012. Equity securities were $2.4 billion, or 26% of invested assets, at December 31, 2012 compared to $1.9 billion, or 21% of invested assets, at December 31, 2011. See note 2(h) of the notes to consolidated financial statements for a discussion of restricted assets.

Net cash provided by financing activities was $142.0 million and $194.6 million in 2012 and 2011, respectively, compared to net cash used by financing activities of $45.6 million in 2010. During 2012, we received net proceeds of $347.2 million associated with the issuance of $350 million of 4.90% unsecured senior notes due July 1, 2022. We used a portion of these proceeds to redeem our 7.50% unsecured debentures due August 22, 2046 at a redemption price equal to 100% of their principal amount, or $150 million. Proceeds were also used to pre-fund the repayment of our 6.80% unsecured senior notes due February 15, 2013 at their maturity ($246.7 million principal amount outstanding at December 31, 2012). During 2012, 2011 and 2010, cash of $16.9 million, $42.9 million and $45.2 million, respectively, was used to repurchase shares of our common stock. During 2011, we received net proceeds of $247.9 million associated with the issuance of $250 million of 5.35% unsecured senior notes due June 1, 2021.

In recent years, we have completed numerous reinsurance commutations, which involve the termination of ceded or assumed reinsurance contracts. Our commutation strategy related to ceded reinsurance contracts is to reduce credit exposure and eliminate administrative expenses associated with the run-off of reinsurance placed with certain reinsurers. Our commutation strategy related to assumed reinsurance contracts is to reduce our loss exposure to long-tailed liabilities assumed under reinsurance agreements entered into prior to our acquisition of Markel International. We will continue to pursue commutations when we believe they meet our objectives.

We have credit risk to the extent any of our reinsurers are unwilling or unable to meet their obligations under our reinsurance agreements. We attempt to minimize credit exposure to reinsurers through adherence to internal reinsurance guidelines. We monitor changes in the financial conditions of our reinsurers, and we assess our concentration of credit risk on a regular basis. At December 31, 2012, our reinsurance recoverable balance for the ten largest reinsurers was $662.4 million, representing 74% of our consolidated balance, before considering allowances for bad debts. All of our ten largest reinsurers were rated "A" or better by A.M. Best. We are the beneficiary of letters of credit, trust accounts and funds withheld in the aggregate amount of $222.6 million at December 31, 2012, collateralizing reinsurance recoverable balances due from our ten largest reinsurers. See note 13 of the notes to consolidated financial statements for further discussion of reinsurance recoverables and exposures. While we believe that reinsurance recoverable balances are collectible, deterioration in reinsurers' ability to pay or collection disputes could adversely affect our operating cash flows, financial position and results of operation.

The following table reconciles case reserves and IBNR reserves, by segment, to unpaid losses and loss adjustment expenses reported on our consolidated balance sheets.

(dollars in thousands)	Excess & Surplus Lines	Specialty Admitted	London Insurance Market	Other Insurance (Discontinued Lines)	Consolidated
December 31, 2012					
Case reserves	**$ 600,002**	**$ 269,163**	**$ 933,992**	**$ 273,354**	**$ 2,076,511**
IBNR reserves	**1,552,251**	**526,930**	**1,024,257**	**191,477**	**3,294,915**
TOTAL	**$ 2,152,253**	**$ 796,093**	**$ 1,958,249**	**$ 464,831**	**$ 5,371,426**
December 31, 2011					
Case reserves	$ 639,302	$ 237,114	$ 989,981	$ 279,066	$ 2,145,463
IBNR reserves	1,595,916	480,528	991,914	185,048	3,253,406
TOTAL	$ 2,235,218	$ 717,642	$ 1,981,895	$ 464,114	$ 5,398,869

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Unpaid losses and loss adjustment expenses were $5.4 billion at both December 31, 2012 and 2011. The decrease in the Excess and Surplus Lines segment's loss reserves in 2012 was primarily due to large payments for claim settlements in 2012. The increase in the Specialty Admitted segment's loss reserves in 2012 was primarily due to increased premium volume in 2012 compared to 2011. See note 8 of the notes to consolidated financial statements and "Critical Accounting Estimates" for a discussion of estimates and assumptions related to unpaid losses and loss adjustment expenses.

The following table summarizes our contractual cash payment obligations at December 31, 2012.

	Payments Due by Period[1]				
(dollars in thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Senior long-term debt and other debt[2]	**$ 2,226,219**	**$ 329,681**	**$ 148,392**	**$ 154,716**	**$ 1,593,430**
Operating leases	**211,601**	**23,324**	**41,427**	**30,416**	**116,434**
Unpaid losses and loss adjustment expenses (estimated)	**5,371,426**	**1,358,626**	**1,801,554**	**999,531**	**1,211,715**
TOTAL	**$ 7,809,246**	**$ 1,711,631**	**$ 1,991,373**	**$ 1,184,663**	**$ 2,921,579**

[1] See notes 8, 9 and 14 of the notes to consolidated financial statements for further discussion of these obligations.
[2] Amounts include interest.

Senior long-term debt and other debt, excluding unamortized discount, was $1.5 billion and $1.3 billion at December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, there were no amounts outstanding under our $150 million revolving credit facility.

We were in compliance with all covenants contained in our revolving credit facility at December 31, 2012. To the extent that we are not in compliance with our covenants, our access to the credit facility could be restricted. While we believe this to be unlikely, the inability to access the credit facility could adversely affect our liquidity. See note 9 of the notes to consolidated financial statements for further discussion of our revolving credit facility.

Reserves for unpaid losses and loss adjustment expenses represent future contractual obligations associated with insurance and reinsurance contracts issued to our policyholders. Information presented in the table of contractual cash payment obligations is an estimate of our future payment of claims as of December 31, 2012. Payment patterns for losses and loss adjustment expenses were generally based upon paid development factors over the past 10 years for each of our insurance subsidiaries. Each claim is settled individually based upon its merits and certain claims may take years to settle, especially if legal action is involved. The actual cash payments for settled claims will vary, possibly significantly, from the estimates shown in the preceding table.

At December 31, 2012, we had unrecognized tax benefits of $18.9 million related to uncertain tax positions. Due to the high degree of uncertainty regarding the timing of potential future cash flows associated with our unrecognized tax benefits, we are unable to make a reasonably reliable estimate of the amount and period in which any liabilities might be paid. See note 7 of the notes to consolidated financial statements for further discussion of our expectations regarding changes in unrecognized tax benefits during 2013.

At December 31, 2012, we had $1.9 billion of invested assets held in trust or on deposit for the benefit of policyholders, reinsurers or banks in the event of a default on our obligations. These invested assets and the related liabilities are included on our consolidated balance sheet. See note 2(h) of the notes to consolidated financial statements for further discussion of restrictions over our invested assets.

Our insurance operations require capital to support premium writings, and we remain committed to maintaining adequate capital and surplus at each of our insurance subsidiaries. The National Association of Insurance Commissioners (NAIC) developed a model law and risk-based capital formula designed to help regulators identify domestic property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, a domestic insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. At December 31, 2012, the capital and surplus of each of our domestic insurance subsidiaries was above the minimum regulatory thresholds.

Capital adequacy of our international insurance subsidiaries is regulated by the Financial Services Authority. At December 31, 2012, the capital and surplus of each of our international insurance subsidiaries was above the minimum regulatory thresholds.

Upon closing of the Alterra transaction, which is expected to occur in the first half of 2013, each issued and outstanding share of Alterra common stock (other than shares as to which appraisal rights are exercised and restricted shares that do not vest in connection with the transaction) would be converted into the right to receive (1) 0.04315 shares of our common stock and (2) $10.00 in cash. The aggregate cash to be paid to Alterra shareholders would be approximately $1.0 billion. It is a condition of closing that Alterra have no less than $500 million in immediately available unrestricted funds. We anticipate using these funds, along with cash on hand at Markel Corporation, to make the payments to shareholders.

We have access to various capital sources, including dividends from certain of our insurance subsidiaries, holding company invested assets, undrawn capacity under our revolving credit facility and access to the debt and equity capital markets. We believe that we have sufficient liquidity to meet our capital needs.

Market Risk Disclosures

Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in equity prices, interest rates, foreign currency exchange rates and commodity prices. Our consolidated balance sheets include assets and liabilities with estimated fair values that are subject to market risk. Historically, our primary market risks have been equity price risk associated with investments in equity securities, interest rate risk associated with investments in fixed maturities and foreign currency exchange rate risk associated with our international operations. We have no material commodity risk.

Credit risk is the potential loss resulting from adverse changes in an issuer's ability to repay its debt obligations. General concern exists about the number of municipalities experiencing financial difficulties in light of the adverse economic conditions experienced over the past several years. We manage the exposure to credit risk in our municipal bond portfolio by investing in high quality securities and by diversifying our holdings, which are typically either general obligation or revenue bonds related to essential products and services.

We monitor our portfolio to ensure that credit risk does not exceed prudent levels. We have consistently invested in high credit quality, investment grade securities. Our fixed maturity portfolio has an average rating of "AA," with approximately 94% rated "A" or better by at least one nationally recognized rating organization. Our policy is to invest in investment grade securities and to minimize investments in fixed maturities that are unrated or rated below investment grade. At December 31, 2012, less than 1% of our fixed maturity portfolio was unrated or rated below investment grade. Our fixed maturity portfolio includes securities issued with financial guaranty insurance. We purchase fixed maturities based on our assessment of the credit quality of the underlying assets without regard to insurance.

Our fixed maturity portfolio includes securities issued by foreign governments. General concern exists about the financial difficulties facing certain European countries in light of the adverse economic conditions experienced over the past several years. We monitor developments in foreign countries, currencies and issuers that could pose risks to our fixed maturity portfolio, including ratings downgrades, political and financial changes and the widening of credit spreads. We believe that our fixed maturity portfolio is highly diversified and is comprised of high quality securities.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

We obtain information from news services, rating agencies and various financial market participants to assess potential negative impacts on a country or company's financial risk profile. We analyze concentrations within our fixed maturity portfolio by country, currency and issuer, which allows us to assess our level of diversification with respect to these exposures, reduce troubled exposures should they occur and mitigate any future financial distress that these exposures could cause. The following tables present the estimated fair values of foreign exposures included in our fixed maturity portfolio.

	December 31, 2012			
(dollars in thousands)	Sovereign	Non-Sovereign Financial Institutions	Non-Sovereign Non-Financial Institutions	Total
European exposures:				
Portugal, Ireland, Italy, Greece and Spain	**$ —**	**$ 36,233**	**$ 2,641**	**$ 38,874**
Eurozone (excluding Portugal, Ireland, Italy, Greece and Spain)	**146,173**	**170,758**	**102,952**	**419,883**
Supranationals	**—**	**113,025**	**—**	**113,025**
Other European exposures (excluding Eurozone)	**6,442**	**19,803**	**71,132**	**97,377**
Total European exposures	**152,615**	**339,819**	**176,725**	**669,159**
All other foreign (non-European) exposures	**403,993**	**73,019**	**54,420**	**531,432**
Total foreign exposures	**$ 556,608**	**$ 412,838**	**$ 231,145**	**$ 1,200,591**

	December 31, 2011			
(dollars in thousands)	Sovereign	Non-Sovereign Financial Institutions	Non-Sovereign Non-Financial Institutions	Total
European exposures:				
Portugal, Ireland, Italy, Greece and Spain	$ 13,763	$ 37,645	$ 2,502	$ 53,910
Eurozone (excluding Portugal, Ireland, Italy, Greece and Spain)	153,487	183,223	136,710	473,420
Supranationals	—	136,777	—	136,777
Other European exposures (excluding Eurozone)	6,405	41,532	72,307	120,244
Total European exposures	173,655	399,177	211,519	784,351
All other foreign (non-European) exposures	443,159	82,976	80,812	606,947
Total foreign exposures	$ 616,814	$ 482,153	$ 292,331	$ 1,391,298

The estimated fair value of our investment portfolio at December 31, 2012 was $9.3 billion, 74% of which was invested in fixed maturities, short-term investments and cash and cash equivalents and 26% of which was invested in equity securities. At December 31, 2011, the estimated fair value of our investment portfolio was $8.7 billion, 79% of which was invested in fixed maturities, short-term investments and cash and cash equivalents and 21% of which was invested in equity securities.

Our fixed maturities, equity securities and short-term investments are recorded at fair value, which is measured based upon quoted prices in active markets, if available. We determine fair value for these investments after considering various sources of information, including information provided by a third party pricing service. The pricing service provides prices for substantially all of our fixed maturities and equity securities. In determining fair value, we generally do not adjust the prices obtained from the pricing service. We obtain an understanding of the pricing service's valuation methodologies and related inputs, which include, but are not limited to, reported trades, benchmark yields, issuer spreads, bids, offers, duration, credit ratings, estimated cash flows and prepayment speeds. We validate prices provided by the pricing service by reviewing prices from other pricing sources and analyzing pricing data in certain instances.

Equity Price Risk

We invest a portion of shareholder funds in equity securities, which have historically produced higher long-term returns relative to fixed maturities. We seek to invest in profitable companies, with honest and talented management, that exhibit reinvestment opportunities and capital discipline, at reasonable prices. We intend to hold these investments over the long term and focus on long-term total investment return, understanding that the level of unrealized gains or losses on investments may vary from one period to the next. The changes in the estimated fair value of the equity portfolio are presented as a component of shareholders' equity in accumulated other comprehensive income, net of taxes. See note 2(a) of the notes to consolidated financial statements for disclosure of gross unrealized gains and losses by investment category.

At December 31, 2012, our equity portfolio was concentrated in terms of the number of issuers and industries. Such concentrations can lead to higher levels of price volatility. At December 31, 2012, our ten largest equity holdings represented $1.2 billion, or 49%, of the equity portfolio. Investments in the property and casualty insurance industry represented $440.2 million, or 18%, of our equity portfolio at December 31, 2012. Our investments in the property and casualty insurance industry included a $280.2 million investment in the common stock of Berkshire Hathaway Inc., a company whose subsidiaries engage in a number of diverse business activities in addition to insurance. We have investment guidelines that set limits on the equity holdings of our insurance subsidiaries.

The following table summarizes our equity price risk and shows the effect of a hypothetical 35% increase or decrease in market prices as of December 31, 2012 and 2011. The selected hypothetical changes do not indicate what could be the potential best or worst case scenarios.

(dollars in millions)	Estimated Fair Value	Hypothetical Price Change	Estimated Fair Value after Hypothetical Change in Prices	Estimated Hypothetical Percentage Increase (Decrease) in Shareholders' Equity
As of December 31, 2012				
Equity securities	**$ 2,407**	**35% increase**	**$ 3,249**	**14.7%**
		35% decrease	**1,565**	**(14.7)**
As of December 31, 2011				
Equity securities	$ 1,874	35% increase	$ 2,530	13.0%
		35% decrease	1,218	(13.0)

Interest Rate Risk

Our fixed maturity investments and borrowings are subject to interest rate risk. Increases and decreases in interest rates typically result in decreases and increases, respectively, in the fair value of these financial instruments.

The majority of our investable assets come from premiums paid by policyholders. These funds are invested predominantly in high quality corporate, government and municipal bonds with relatively short durations. The fixed maturity portfolio, including short-term investments and cash and cash equivalents, has an average duration of 2.7 years and an average rating of "AA." See note 2(c) of the notes to consolidated financial statements for disclosure of contractual maturity dates of our fixed maturity portfolio. The changes in the estimated fair value of the fixed maturity portfolio are presented as a component of shareholders' equity in accumulated other comprehensive income, net of taxes.

We work to manage the impact of interest rate fluctuations on our fixed maturity portfolio. The effective duration of the fixed maturity portfolio is managed with consideration given to the estimated duration of our liabilities. We have investment guidelines that limit the maximum duration and maturity of the fixed maturity portfolio.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

We use a commercially available model to estimate the effect of interest rate risk on the fair values of our fixed maturity portfolio and borrowings. The model estimates the impact of interest rate changes on a wide range of factors including duration, prepayment, put options and call options. Fair values are estimated based on the net present value of cash flows, using a representative set of possible future interest rate scenarios. The model requires that numerous assumptions be made about the future. To the extent that any of the assumptions are invalid, incorrect estimates could result. The usefulness of a single point-in-time model is limited, as it is unable to accurately incorporate the full complexity of market interactions.

The following table summarizes our interest rate risk and shows the effect of hypothetical changes in interest rates as of December 31, 2012 and 2011. The selected hypothetical changes do not indicate what could be the potential best or worst case scenarios.

(dollars in millions)	Estimated Fair Value	Hypothetical Change in Interest Rates (bp=basis points)	Estimated Fair Value after Hypothetical Change in Interest Rates	Hypothetical Percentage Increase (Decrease) in Fair Value of Fixed Maturities	Hypothetical Percentage Increase (Decrease) in Shareholders' Equity
FIXED MATURITY INVESTMENTS					
As of December 31, 2012					
Total Fixed Maturity Investments[1]	**$ 6,926**	**200 bp decrease**	**$ 7,326**	**5.8%**	**7.2%**
		100 bp decrease	**7,123**	**2.8**	**3.5**
		100 bp increase	**6,721**	**(3.0)**	**(3.6)**
		200 bp increase	**6,504**	**(6.1)**	**(7.5)**
As of December 31, 2011					
Total Fixed Maturity Investments[1]	$ 6,854	200 bp decrease	$ 7,370	7.5%	10.4%
		100 bp decrease	7,114	3.8	5.3
		100 bp increase	6,581	(4.0)	(5.5)
		200 bp increase	6,305	(8.0)	(11.0)
LIABILITIES[2]					
As of December 31, 2012					
Borrowings	**$ 1,688**	**200 bp decrease**	**$ 1,916**		
		100 bp decrease	**1,796**		
		100 bp increase	**1,591**		
		200 bp increase	**1,503**		
As of December 31, 2011					
Borrowings	$ 1,391	200 bp decrease	$ 1,551		
		100 bp decrease	1,466		
		100 bp increase	1,323		
		200 bp increase	1,262		

[1] Includes short-term investments and cash and cash equivalents.
[2] Changes in estimated fair value have no impact on shareholders' equity.

Foreign Currency Exchange Rate Risk

We have foreign currency exchange rate risk associated with our assets and liabilities. We manage this risk primarily by matching assets and liabilities in each foreign currency as closely as possible. To assist with the matching of assets and liabilities in foreign currencies, we periodically purchase foreign currency forward contracts and we purchase or sell foreign currencies in the open market. Our forward contracts are generally designated as specific hedges for financial reporting purposes. As such, realized and unrealized gains and losses on these hedges are recorded as currency translation adjustments and are part of other comprehensive income. Our contracts generally have maturities of three months.

At December 31, 2012 and 2011, approximately 88% of our invested assets were denominated in United States Dollars. At those dates, the largest foreign currency exposure was United Kingdom Sterling. If Sterling assets and liabilities had been mismatched by 10% and the United States Dollar/United Kingdom Sterling exchange rate increased by 25%, shareholders' equity at December 31, 2012 and 2011 would have changed by approximately $11.5 million and $10.5 million, respectively. If Sterling assets and liabilities had been mismatched by 10% and the United States Dollar/United Kingdom Sterling exchange rate decreased by 25%, shareholders' equity at December 31, 2012 and 2011 would have changed by approximately $9.4 million and $8.6 million, respectively. The selected hypothetical changes do not indicate what could be the potential best or worst case scenarios.

Impact of Inflation

Property and casualty insurance premiums are established before the amount of losses and loss adjustment expenses, or the extent to which inflation may affect such expenses, is known. Consequently, in establishing premiums, we attempt to anticipate the potential impact of inflation. We also consider inflation in the determination and review of reserves for losses and loss adjustment expenses since portions of these reserves are expected to be paid over extended periods of time. The importance of continually reviewing reserves is even more pronounced in periods of extreme inflation.

Controls and Procedures

As of December 31, 2012, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-15 (Disclosure Controls). This evaluation was conducted under the supervision and with the participation of our management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO).

Our management, including the CEO and CFO, does not expect that our Disclosure Controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based upon our controls evaluation, the CEO and CFO concluded that effective Disclosure Controls were in place to ensure that the information required to be disclosed in reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we carried out an evaluation, under the supervision and with the participation of our management, including the CEO and the CFO, of the effectiveness of our internal control over financial reporting as of December 31, 2012. See Management's Report on Internal Control over Financial Reporting and our independent registered public accounting firm's attestation report on the effectiveness of our internal control over financial reporting.

There were no changes in our internal control over financial reporting during the fourth quarter of 2012 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Safe Harbor and Cautionary Statement

This report contains statements concerning or incorporating our expectations, assumptions, plans, objectives, future financial or operating performance and other statements that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

There are risks and uncertainties that may cause actual results to differ materially from predicted results in forward-looking statements. Factors that may cause actual results to differ are often presented with the forward-looking statements themselves. Additional factors that could cause actual results to differ from those predicted are set forth under Risk Factors or are included in the items listed below:

• our anticipated premium volume is based on current knowledge and assumes no significant man-made or natural catastrophes, no significant changes in products or personnel and no adverse changes in market conditions;

• the effect of cyclical trends, including demand and pricing in the insurance and reinsurance markets;

• actions by competitors, including consolidation, and the effect of competition on market trends and pricing;

• we offer insurance coverage against terrorist acts in connection with some of our programs, and in other instances we are legally required to offer terrorism insurance; in both circumstances, we actively manage our exposure, but if there is a covered terrorist attack, we could sustain material losses;

• the impact of the events of September 11, 2001 will depend on the resolution of on-going insurance coverage litigation and arbitrations;

• the frequency and severity of man-made and natural catastrophes (including earthquakes and weather-related catastrophes) may exceed expectations, is unpredictable and, in the case of weather-related catastrophes, may be exacerbated if, as many forecast, conditions in the oceans and atmosphere result in increased hurricane or other adverse weather-related activity;

• changing legal and social trends and inherent uncertainties (including but not limited to those uncertainties associated with our asbestos and environmental reserves) in the loss estimation process can adversely impact the adequacy of loss reserves and the allowance for reinsurance recoverables;

• adverse developments in insurance coverage litigation or other legal or administrative proceedings could result in material increases in our estimates of loss reserves;

• the failure of any loss limitation methods employed;

• changes in the availability, costs and quality of reinsurance coverage which may impact our ability to write certain lines of business;

• industry and economic conditions can affect the ability and/or willingness of reinsurers to pay balances due;

- after the commutation of ceded reinsurance contracts, any subsequent adverse development in the re-assumed loss reserves will result in a charge to earnings;

- regulatory actions can impede our ability to charge adequate rates and efficiently allocate capital;

- economic conditions, actual or potential defaults in sovereign debt obligations, volatility in interest and foreign currency exchange rates and changes in market value of concentrated investments can have a significant impact on the fair value of fixed maturities and equity securities, as well as the carrying value of other assets and liabilities, and this impact may be heightened by market volatility;

- economic conditions, changes in government support for education, healthcare and infrastructure projects and foreign currency exchange rates, among other factors, may adversely affect the markets served by our non-insurance operations and negatively impact their revenues and profitability;

- economic conditions may adversely affect access to capital and credit markets;

- we have substantial investments in municipal bonds (approximately $2.8 billion at December 31, 2012) and, although no more than 10% of our municipal bond portfolio is tied to any one state, widespread defaults could adversely affect our results of operations and financial condition;

- we cannot predict the extent and duration of the current period of slow economic growth; the effects of government actions to address the U.S. federal deficit and debt ceiling issues; the continuing effects of government intervention into the markets to address the financial crisis of 2008 and 2009 (including, among other things, the effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act and regulations adopted thereunder); the outcome of economic and currency concerns in the Eurozone; and their combined impact on our industry, business and investment portfolio;

- we cannot predict the impact of U.S. health care reform legislation and regulations under that legislation on our business;

- our business is dependent upon the successful functioning and security of our computer systems; if our information technology systems fail or suffer a security breach, our business or reputation could be adversely impacted;

- we have recently completed a number of acquisitions and may engage in additional acquisition activity in the future, which may increase operational and control risks for a period of time;

- the failure to complete the acquisition of Alterra Capital Holdings Limited announced on December 19, 2012;

- the amount of the costs, fees, expenses and charges related to our acquisition of Alterra may exceed our expectations;

- we may not realize the contemplated benefits, including cost savings and synergies, of our acquisition of Alterra;

- we may have difficulties retaining all business previously written by Markel and Alterra following our acquisition of Alterra;

- loss of services of any executive officers or other key personnel in conjunction with our acquisition of Alterra or otherwise could impact our operations; and

- adverse changes in our assigned financial strength or debt ratings as a result of our acquisition of Alterra or otherwise could impact our ability to attract and retain business or obtain capital.

Our premium volume, underwriting and investment results and results from our non-insurance operations have been and will continue to be potentially materially affected by these factors. By making forward-looking statements, we do not intend to become obligated to publicly update or revise any such statements whether as a result of new information, future events or other changes. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as at their dates.

OTHER INFORMATION

Performance Graph

The following graph compares the cumulative total return (based on share price) on our common stock with the cumulative total return of companies included in the S&P 500 Index and the Dow Jones Property & Casualty Insurance Companies Index. This information is not necessarily indicative of future results.


$140
$120
$100
$80
$60
$40
$20
$0
2007
2008
2009
2010
2011
2012
Markel Corporation
S&P 500
Dow Jones Property & Casualty Insurance

	Years Ended December 31,					
	2007[1]	2008	2009	2010	2011	2012
Markel Corporation	100	61	69	77	84	88
S&P 500	100	63	80	92	94	109
Dow Jones Property & Casualty Insurance	100	76	82	98	103	123

[1] $100 invested on December 31, 2007 in our common stock or the listed index. Includes reinvestment of dividends.

Market and Dividend Information

Our common stock trades on the New York Stock Exchange under the symbol MKL. The number of shareholders of record as of February 11, 2013 was approximately 400. The total number of shareholders, including those holding shares in street name or in brokerage accounts, is estimated to be in excess of 50,000. Our current strategy is to retain earnings and, consequently, we have not paid and do not expect to pay a cash dividend on our common stock.

High and low common stock prices as reported on the New York Stock Exchange composite tape for 2012 were $502.20 and $398.65, respectively. See note 22 of the notes to consolidated financial statements for additional common stock price information.

Available Information and Shareholder Relations

This document represents Markel Corporation's Annual Report and Form 10-K, which is filed with the Securities and Exchange Commission.

Information about Markel Corporation, including exhibits filed as part of this Form 10-K, may be obtained by writing Mr. Bruce Kay, Investor Relations, at the address of the corporate offices listed below, or by calling (800) 446-6671.

We make available free of charge on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. Our website address is www.markelcorp.com.

Transfer Agent

American Stock Transfer & Trust Co., LLC, Operations Center, 6201 15th Avenue, Brooklyn, NY 11219
(800) 937-5449 (718) 921-8124

Code of Conduct

We have adopted a code of business conduct and ethics (Code of Conduct) which is applicable to all directors and associates, including executive officers. We have posted the Code of Conduct on our website at www.markelcorp.com. We intend to satisfy applicable disclosure requirements regarding amendments to, or waivers from, provisions of our Code of Conduct by posting such information on our website. Shareholders may obtain printed copies of the Code of Conduct by writing Mr. Bruce Kay, Investor Relations, at the address of the corporate offices listed below, or by calling (800) 446-6671.

Annual Shareholders' Meeting

Shareholders of Markel Corporation are invited to attend the Annual Meeting to be held at Richmond CenterStage, 600 East Grace Street, Richmond, Virginia at 4:30 p.m., May 13, 2013.

Corporate Offices

Markel Corporation, 4521 Highwoods Parkway, Glen Allen, Virginia 23060-6148
(804) 747-0136 (800) 446-6671

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Alan I. Kirshner
Chairman of the Board and
Chief Executive Officer

J. Alfred Broaddus, Jr.
Private Investor

Douglas C. Eby
Retired President
Torray LLC

Stewart M. Kasen
Retired President and
Chief Executive Officer
S & K Famous Brands, Inc.

Lemuel E. Lewis
Retired Executive Vice President
and Chief Financial Officer
Landmark Communications, Inc.

Anthony F. Markel
Vice Chairman

Steven A. Markel
Vice Chairman

Darrell D. Martin
Retired Executive Vice President
and Chief Financial Officer
Markel Corporation

Jay M. Weinberg
Chairman Emeritus
Hirschler Fleischer, a professional corporation

Debora J. Wilson
Retired President and
Chief Executive Officer
The Weather Channel

Executive Officers

Alan I. Kirshner
Chairman of the Board and Chief Executive Officer since 1986. Director since 1978. Age 77.

Anthony F. Markel
Vice Chairman since May 2008. President and Chief Operating Officer from March 1992 to May 2008. Director since 1978. Age 71.

Steven A. Markel
Vice Chairman since March 1992. Director since 1978. Age 64.

F. Michael Crowley
President and Co-Chief Operating Officer since May 2010. President, Markel Specialty from February 2009 to May 2010. President of Willis HRH North America from October 2008 to January 2009. President of Hilb Rogal & Hobbs Company from September 2005 to October 2008. Age 61.

Thomas S. Gayner
President and Chief Investment Officer since May 2010. Chief Investment Officer since January 2001. President, Markel-Gayner Asset Management Corporation, a subsidiary, since December 1990. Director from 1998 to 2004. Age 51.

Richard R. Whitt, III
President and Co-Chief Operating Officer since May 2010. Senior Vice President and Chief Financial Officer from May 2005 to May 2010. Age 49.

Gerard Albanese, Jr.
Executive Vice President and Chief Underwriting Officer since May 2010. Chief Underwriting Officer since January 2009. President and Chief Operating Officer, Markel International Limited, a subsidiary, from September 2003 to August 2008. Age 60.

Britton L. Glisson
Chief Administrative Officer since February 2009. President, Markel Insurance Company, a subsidiary, from October 1996 to March 2009. Age 56.

Bradley J. Kiscaden
Executive Vice President and Chief Actuarial Officer since July 2012. Chief Actuarial Officer since March 1999. Age 50.

Anne G. Waleski
Vice President and Chief Financial Officer since May 2010. Treasurer from August 2003 to November 2011. Age 46.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2012

Commission File Number 001-15811

MARKEL CORPORATION
(Exact name of registrant as specified in its charter)

A Virginia Corporation
IRS Employer Identification No. 54-1959284

4521 Highwoods Parkway, Glen Allen, Virginia 23060-6148 (Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (804) 747-0136

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, no par value
New York Stock Exchange, Inc.
(title of each class and name of the exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [X]
Accelerated filer [ ]
Non-accelerated filer [ ]
Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the shares of the registrant's Common Stock held by non-affiliates as of June 30, 2012 was approximately $4,003,000,000.

The number of shares of the registrant's Common Stock outstanding at February 11, 2013: 9,630,012.

Documents Incorporated By Reference

The portions of the registrant's Proxy Statement for the Annual Meeting of Shareholders scheduled to be held on May 13, 2013, referred to in Part III.

Index and Cross References-Form 10-K Annual Report

*Portions of Item 10 and Items 11, 12, 13 and 14 will be incorporated by reference from the Registrant's 2013 Proxy Statement pursuant to instructions G(1) and G(3) of the General Instructions to Form 10-K.

Exhibit Index

2.1 Agreement and Plan of Merger, dated as of December 18, 2012, by and among Alterra Capital Holdings Limited, Markel Corporation and Commonwealth Merger Subsidiary Limited (2.1)[a]

3(i) Amended and Restated Articles of Incorporation (3.1)[b]

3(ii) Bylaws, as amended (3.1)[c]

4.1 Form of Amended and Restated Credit Agreement dated as of September 23, 2011 among Markel Corporation, the lenders party thereto and SunTrust Bank, as Administrative Agent (4.1)[d]

4.2 Form of Consent dated as of June 25, 2012 regarding Amended and Restated Credit Agreement dated as of September 23, 2011 among Markel Corporation, the lenders party thereto and SunTrust Bank, as Administrative Agent (4.2)[e]

4.3 Indenture dated as of June 5, 2001 between Markel Corporation and The Chase Manhattan Bank, as Trustee (4.1)[f]

4.4 Form of Second Supplemental Indenture dated as of February 25, 2003 between Markel Corporation and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee, including form of the securities as Exhibit A (4.1)[g]

4.5 Form of Third Supplemental Indenture dated as of August 13, 2004 between Markel Corporation and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee, including form of the securities as Exhibit A (4.2)[h]

4.6 Form of Fifth Supplemental Indenture dated as of September 22, 2009 between Markel Corporation and The Bank of New York Mellon (as successor to The Chase Manhattan Bank), as Trustee, including form of the securities as Exhibit A (4.2)[i]

4.7 Form of Sixth Supplemental Indenture dated as of June 1, 2011 between Markel Corporation and The Bank of New York Mellon (as successor to The Chase Manhattan Bank), as Trustee, including form of the securities as Exhibit A (4.2)[j]

4.8 Form of Seventh Supplemental Indenture dated as of July 2, 2012 between Markel Corporation and The Bank of New York Mellon (as successor to The Chase Manhattan Bank), as Trustee, including form of the securities as Exhibit A (4.2)[k]

The registrant hereby agrees to furnish to the Securities and Exchange Commission a copy of all instruments defining the rights of holders of long-term debt of the registrant's subsidiaries shown on the Consolidated Balance Sheet of the registrant at December 31, 2012, and the respective Notes thereto, included in this Annual Report on Form 10-K.

10.1 Form of Parent Shareholder Voting Agreements, dated as of December 18, 2012, by and among Alterra Capital Holdings Limited, and each of the shareholders of Markel Corporation listed on Schedule A thereto (10.2)[a]

10.2 Markel Corporation 2012 Equity Incentive Compensation Plan (Appendix A)[l]

10.3 Form of Amended and Restated Employment Agreement with Alan I. Kirshner (10.2)[m]

10.4 Form of Amended and Restated Employment Agreement with Steven A. Markel (10.3)[m]

10.5 Form of Amended and Restated Employment Agreement with Anthony F. Markel (10.4)[m]

10.6 Form of Executive Employment Agreement with F. Michael Crowley, Thomas S. Gayner, Richard R. Whitt, III, Gerard Albanese, Jr., Britton L. Glisson, Anne G. Waleski and Bradley J. Kiscaden (10.5)[m]

10.7 Schedule of Base Annual Salaries for Executive Officers (10.1)[n]

10.8 Markel Corporation Executive Bonus Plan (10.3)[o]

10.9 Description of Awards Under Executive Bonus Plan (10.1)[p]

10.10 Employee Stock Purchase and Bonus Plan (10.9)[m]

10.11 Markel Corporation Omnibus Incentive Plan (Appendix B)[q]

10.12 Form of Restricted Stock Award Agreement for Outside Directors (10.2)[r]

10.13 Form of Restricted Stock Unit Award for Executive Officers (10.1)[s]

10.14 Form of 2009 Restricted Stock Unit Award Agreement for Executive Officers (10.2)[t]

10.15 Form of Restricted Stock Unit Award Agreement for Executive Officers (revised 2010) (10.2)[u]

10.16 Form of Amended and Restated May 2010 Restricted Stock Unit Award Agreement for Executive Officers (10.1)[v]

10.17 May 2010 Restricted Stock Units Deferral Election Form (10.2)[v]

10.18 Description of Permitted Acceleration of Vesting Date of Restricted Stock Units by Up to Thirty Days (10.2)[w]

10.19 Form of May 2011 Restricted Stock Unit Award Agreement for Anne Waleski (10.1)[b]

10.20 Description of Non-Employee Director Compensation (10.1)[d]

10.21 Aspen Holdings, Inc. Amended and Restated 2008 Stock Option Plan (99.1)[x]

10.22 Form of Time Based Restricted Stock Unit Award Agreement for Executive Officers for the 2012 Equity Plan**

10.23 Form of Performance Based Restricted Stock Unit Award Agreement for Executive Officers for the 2012 Equity Plan**

10.24 Restricted Stock Units Deferral Election Form for the 2012 Equity Plan**

21 Certain Subsidiaries of Markel Corporation**

23 Consent of KPMG LLP**

31.1 Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a)**

31.2 Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)**

32.1 Certification of Principal Executive Officer furnished Pursuant to 18 U.S.C. Section 1350**

32.2 Certification of Principal Financial Officer furnished Pursuant to 18 U.S.C. Section 1350**

101 The following consolidated financial statements from Markel Corporation's Annual Report on Form 10-K for the year ended December 31, 2012, filed on February 28, 2013, formatted in XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements.**

Markel agrees to furnish supplementally a copy of any omitted exhibits or schedules to the SEC upon request.

**Filed with this report

a. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on December 19, 2012.

b. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on May 13, 2011.

c. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on November 18, 2011.

d. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-Q for the quarter ended September 30, 2011.

e. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-Q for the quarter ended June 30, 2012.

f. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on June 5, 2001.

g. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on February 25, 2003.

h. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on August 11, 2004.

i. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on September 21, 2009.

j. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on May 31, 2011.

k. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on June 29, 2012.

l. Incorporated by reference from the Appendix shown in parentheses filed with the Commission in the Registrant's Proxy Statement and Definitive 14A filed March 16, 2012.

m. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-K for the year ended December 31, 2008.

n. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-Q for the quarter ended September 30, 2012.

o. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on May 27, 2005.

p. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-Q for the quarter ended March 31, 2012.

q. Incorporated by reference from the Appendix shown in parentheses filed with the Commission in the Registrant's Proxy Statement and Definitive 14A filed April 2, 2003.

r. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-Q for the quarter ended June 30, 2012.

s. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 8-K filed on March 3, 2008.

t. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-Q for the quarter ended March 31, 2009.

u. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-Q for the quarter ended March 31, 2010.

v. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-Q for the quarter ended June 30, 2010.

w. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-Q for the quarter ended September 30, 2008.

x. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's Registration Statement on Form S-8 (Reg. No. 333-170047).

y. Incorporated by reference from the Exhibit shown in parentheses filed with the Commission in the Registrant's report on Form 10-K for the year ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKEL CORPORATION

By: /s/ Steven A. Markel
Steven A. Markel
Vice Chairman
February 28, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title
/s/ Alan I. Kirshner,* Alan I. Kirshner	Chairman of the Board of Directors and Chief Executive Officer
/s/ Anthony F. Markel,* Anthony F. Markel	Director
/s/ Steven A. Markel,* Steven A. Markel	Director
/s/ Anne G. Waleski,* Anne G. Waleski	Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Nora N. Crouch,* Nora N. Crouch	Controller and Chief Accounting Officer (Principal Accounting Officer)
/s/ J. Alfred Broaddus, Jr.,* J. Alfred Broaddus, Jr.	Director
/s/ Douglas C. Eby,* Douglas C. Eby	Director
/s/ Stewart M. Kasen,* Stewart M. Kasen	Director
/s/ Lemuel E. Lewis,* Lemuel E. Lewis	Director
/s/ Darrell D. Martin,* Darrell D. Martin	Director
/s/ Jay M. Weinberg,* Jay M. Weinberg	Director
/s/ Debora J. Wilson,* Debora J. Wilson	Director

*Signed as of February 28, 2013

MARKEL CORPORATION

Excess and Surplus Lines Segment

Northeast Region
Red Bank, New Jersey

Southeast Region
Glen Allen, Virginia

Midwest Region
Deerfield, Illinois

Mid South Region
Plano, Texas

West Region
Woodland Hills, California
Scottsdale, Arizona

Specialty Admitted Segment

Markel Specialty
Glen Allen, Virginia

Markel American Specialty Personal and Commercial Lines
Pewaukee,Wisconsin

Markel FirstComp
Omaha, Nebraska

London Insurance Market Segment

Markel International Insurance Company Limited
United Kingdom

Markel Syndicate 3000 at Lloyd's
United Kingdom

Markel Syndicate Management Limited
United Kingdom

Markel Ventures

AMF Bakery Systems
Richmond, Virginia

Diamond Healthcare Corporation
Richmond, Virginia

Ellicott Dredge Enterprises, LLC
Baltimore, Maryland

Havco WP LLC
Cape Girardeau, Missouri

Panel Specialists, Inc.
Temple, Texas

ParkLand Ventures, Inc.
Glen Allen, Virginia

PartnerMD, LLC
Richmond, Virginia

Reading Bakery Systems
Reading, Pennsylvania

RetailData, LLC
Richmond, Virginia

Solbern, Inc.
Fairfield, New Jersey

Tromp Bakery Equipment B.V.
Gorinchem, The Netherlands

Weldship Corporation
Bethlehem, Pennsylvania

Markel Corporation
4521 Highwoods Parkway
Glen Allen, Virginia 23060
(800) 446-6671
www.markelcorp.com


MARKEL®